UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
SEP 25 2012
Washington DC
405

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SE[redacted] EXCHANGE ACT OF 1934**

For the transition period from to

12027668

Commission file number: 001-35188

FUSION-IO, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-4232255**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
2855 E. Cottonwood Parkway, Suite 100 Salt Lake City, Utah	**84121**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (801) 424-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common stock, $0.0002 par value	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $910 million based on a closing sale price of $24.20 per share as reported for the New York Stock Exchange on December 30, 2011, which is the last business day of the registrant's most recently completed second fiscal quarter. For the purpose of this calculation, shares of common stock held by the registrant's current officers and directors and shares of common stock held by persons who hold more than 10% of the outstanding common stock of the registrant have been excluded from this calculation because such persons may be deemed affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's common stock, $0.0002 par value per share, outstanding as of August 20, 2012 was 94,748,949.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this annual report on Form 10-K incorporates by reference portions of the registrant's Proxy Statement for its 2012 Annual Meeting of Stockholders to be held on November 6, 2012.

Fusion-io, Inc.

Form 10-K
For the Fiscal Year Ended June 30, 2012

Contents

FUSION-IO®

Annual Report 2012

Dear Fusion-io Stockholders:

The storage industry has relied for too long on the old ways of doing things. It is the only part of the IT infrastructure still relying on innovation from half a century ago. We understand why that is—storage is the sole repository of data, and data is critically important. Yet the industry has not been able to keep pace with the demands of the digital era, and we believe it is ripe for disruption.

This is where we believe Fusion-io plays an important role as change agent. We are reinventing storage with a uniquely integrated hardware and software platform, ioMemory, which takes a clean slate approach to NAND Flash. NAND Flash is the same technology that allows you to now carry a phone in your pocket that has the equivalent processing power of a room-sized computer of not all that long ago. We use Flash as a new type of server memory, adapted for enterprise use where data reliability is even more critical, while others in the industry chose to integrate Flash like a disk drive. We knew the latter approach would limit this powerful new medium and keep it from achieving its full potential. We believe this gives us a strong head start and competitive advantage.

Our vision is that just as every computer server has RAM (random-access memory) in the future we believe every server will also have Flash as a higher capacity, native memory device not attached like a disk. Applications will interact with this memory in much more compelling ways than they do with legacy storage, with software as the key facilitator of this type of interaction. We are still in the early stages of this data center transformation, and we believe our strong execution this past year demonstrates that we are well positioned to continue to drive it.

In fiscal 2012, we achieved significant milestones in financial growth and product innovation. Our business momentum is best highlighted against the goals we established at the beginning of this past year: capture market share; enhance our product portfolio; and expand our go-to-market strategy.

We delivered 82% revenue growth during the last fiscal year, significantly outperforming the industry and solidifying our leadership position. We attribute this to the compelling return on investment our solutions provide to end-user customers as well as our differentiation in technology and sales strategy. We generated cash flow from operations of $35 million, and we ended fiscal 2012 with $321 million in cash and equivalents, which provides a significant capital base to drive future growth and investment.

We believe the enhancements we made to our product portfolio during the last year reflect our steady focus on innovation and lay the groundwork for continued market leadership. Customers like Apple and Facebook transitioned to our second generation server acceleration platform, ioDrive2, enabling their data centers to even more efficiently and cost effectively deliver the right data, to the right application, at the right time. We remain single-minded in achieving the best possible performance for the numerous applications in use by a growing and increasingly diverse customer base. We introduced our software development kit in fiscal 2012 to simplify application development and provide developers with high performance, native access to virtualized flash. Examples of the successes reported by our customers are available on our corporate website, www.fusionio.com, where you will find case studies highlighting a number of our deployments that range from one of the world's leading financial services providers, Deutsche Bank, to leading Internet radio station, Pandora, to power sports industry leader, Polaris. We believe these case studies, as well as others, demonstrate the broad applicability and fl exibility of our technology while also highlighting the up to 10x (and sometimes greater) data center performance improvements that will enable our customers to scale their businesses ever more efficiently for the future.

Commitment to our customers' diverse data center requirements drove us to continued innovation with products for the virtualized and networked enterprise environment, both of which, we believe, significantly expand our market opportunity. Although still early in our product roll-out, more than 200 customers have adopted our virtualization caching solutions, ioCache, DirectCache and ioTurbine, which enable significantly improved performance in these environments as well as interoperability with legacy storage systems. Additionally, we recently announced the ION Data Accelerator which allows Fusion's ioMemory platform to be used as a shared storage over traditional networking. This ushers in the era of software-defined storage where the customers can transform through software their choice of server into a "super server" capable of outperforming costly and proprietary storage arrays and Flash-based appliances.

We also intend to continue to pursue additional revenue opportunities as we did when we introduced ioFX for the data intensive content creation market, which is particularly constrained by performance limitations. ioFX leverages existing technology expertise to expand our footprint.

This pace of innovation and commitment to our customers' needs would not be possible without the high caliber of talent that we have been able to attract and retain at the company, including some of the world's top operating system design experts. We believe these investments in our team are just beginning to pay off. Our growing sales force, operations, and customer support organizations allow us to continue to expand our customer reach through the sales channel. We value our relationships with systems vendor partners Dell, HP and IBM, are excited about developing relationships with Cisco and NetApp announced recently, and will seek to expand our opportunity with value-added resellers and technology alliances.

We are proud of our accomplishments and enthusiastic about the market-changing opportunities and impact of Fusion-io's software-defined storage solutions. We would like to thank our stockholders, customers, strategic partners and employees for their continued commitment and confidence in our ability to execute.

David A. Flynn
Chief Executive Officer, President and Chairman
September 24, 2012

FUSION-IO

Fusion-io, Inc.

Form 10-K
For the Fiscal Year Ended June 30, 2012

Special Note Regarding Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the views of our management regarding current expectations and projections about future events and are based on currently available information. These forward-looking statements include, but are not limited to, statements concerning our possible or assumed future results of operations, business strategies, financing plans, technological leadership, market opportunity, expectations regarding product acceptance, ability to innovate new products and bring them to market in a timely manner, ability to successfully increase sales of our software offerings as part of our overall sales strategy, expectations concerning our technologies, products and solutions, including our ioMemory platform, our recently introduced ION Data Accelerator software, our ioTurbine virtualization caching software, and our software development kit, or SDK, competitive position and the effects of competition, industry environment, potential growth opportunities, ability to expand internationally, the impact of quarterly fluctuations of revenue and operating results, changes to and expectations concerning gross margin, expectations concerning relationships with third parties, including channel partners, key customers and original equipment manufacturers, or OEMs, such as our recently announced OEM relationship with Cisco, levels of capital expenditures, future capital requirements and availability to fund operations and growth, the adequacy of facilities, impact of the acquisition of IO Turbine, Inc., the adequacy of our intellectual property rights, expectations concerning pending legal proceedings and related costs, the sufficiency of our issued patents and patent applications to protect our intellectual property rights, the effects of a natural disaster on us or our suppliers, our ability to resell inventory that we cannot use in our products due to obsolescence, our ability to grow our sales through OEMs and other channel partners and maintaining our relationships with those channel partners, including the timely qualification of our products for promotion and sale through those channels, particularly OEMs, OEM's continuing to design our products into their products, and the importance of software innovation. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts, "projects," "should," "will," "would," or similar expressions and the negatives of those terms.

These forward-looking statements are inherently subject to uncertainties, risks, and changes in circumstances that are difficult to predict. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, but not limited to, those discussed in the section entitled "Risk Factors" in Part II, Item 1A and elsewhere in this report. Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition, and results of operations. Accordingly, readers should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this Form 10-K.

We are not under any obligation to, and do not intend to, publicly update or review any of these forward-looking statements, whether as a result of new information, future events, or otherwise, even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized, except to the extent required by applicable securities laws. Please carefully review and consider the various disclosures made in this report and in our other reports filed with the Securities and Exchange Commission, or SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects, and results of operations.

Corporate Information

The Fusion-io and Atomic design logos and the marks "Fusion-io", "directCache", "ioDirector", "ioDrive", "ioDrive Duo", "ioDrive Octal", "ioManager", "ioMemory", "ioSphere", "ioTurbine", "ioCache", "IOXpress", "VSL", "Virtual Storage Layer","ioScale", "Flashback", "Flashscale", "Sure Erase", "ioDrive2 Duo", "ioSAN", "ioXtreme", "Adaptive Flashback", "ioFX", "Auto Commit Memory", "ACM", "TEAM", "Transparent Expansion of Application Memory", "ION Data Accelerator", and "Powering Innovation" are our trademarks. This annual report on Form 10-K contains additional trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies' trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by these other companies.

Part I. Item 1. *Business*

Overview

We provide next generation datacenter solutions that accelerate databases, virtualization, cloud computing, big data, and the applications that help drive business from the smallest e-tailers to some of the world's largest data centers, social media leaders, and Fortune Global 500 businesses. Our integrated hardware and software platform enables the decentralization of data from legacy architectures and specialized hardware. Our core technology leverages flash memory to significantly increase datacenter efficiency, with enterprise grade performance, reliability, availability, and manageability. We sell our solutions through a global direct sales force, original equipment manufacturers, or OEMs, including Cisco, Dell, HP, and IBM, and other channel partners.

We were incorporated in December 2005 as Canvas Technologies, Inc., a Nevada corporation. In June 2006, we changed our name to Fusion Multisystems, Inc. In June 2010, we changed our name to Fusion-io, Inc. and reincorporated as a Delaware corporation. Our principal executive offices are located at 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121, and our telephone number is 801.424.5500. We also have significant operations in San Jose, California.

As of June 30, 2012, we had 669 employees globally. In fiscal 2012, we had three customers account for 10% or greater of our revenue, including Facebook and Apple, through a reseller, and one of our OEMs, HP. We have experienced substantial growth over the past three years; our revenue was $36.2 million, $197.2 million, and $359.3 million in fiscal 2010, 2011, and 2012, respectively.

Our fiscal year end is June 30 and our fiscal quarters end on September 30, December 31, March 31, and June 30. Our fiscal years ended June 30, 2010, 2011, and 2012 are referred to herein as fiscal 2010, 2011, and 2012, respectively.

Recent Developments

In August 2011, we acquired IO Turbine, Inc., or IO Turbine, a provider of caching solutions for virtual environments, based in San Jose, California. The acquisition of IO Turbine is a key part of our strategy to enable enterprise customers to increase the utilization, performance, and efficiency of their datacenter resources, and extract greater value from their information assets. The aggregate consideration in the acquisition for all of IO Turbine's outstanding securities on a fully diluted basis was approximately $65.6 million, which consisted of (1) cash, (2) shares of our common stock valued at $28.40 per share, the closing sale price of our common stock on the closing date of the acquisition, and (3) the fair value (approximately $0.9 million) of assumed stock options and restricted stock awards attributable to pre-acquisition service. In addition, subsequent to the acquisition we will recognize up to approximately $26.4 million of stock-based compensation expense related to the fair value of assumed restricted stock awards and stock options, of which approximately $3.8 million was expensed immediately in connection with the acceleration of vesting of certain restricted stock awards and the remainder will be recognized over the underlying future service period of the assumed stock awards and stock options. The assets, liabilities, and operating results of IO Turbine are reflected in our consolidated financial statements from the date of acquisition. Approximately $3.6 million of cash and 278,974 shares were deposited in escrow and held for one year from the date of acquisition as partial security for indemnification obligations of the IO Turbine stockholders pursuant to the merger agreement, before being released in full from escrow in August 2012.

In November 2011, we completed a follow-on public offering of our common stock in which we sold and issued 3,000,000 shares at an issuance price of $33.00 per share. After deducting underwriting discounts and commissions and approximately $1.1 million in offering costs, we received approximately $94.0 million in net proceeds.

Industry Background

The profitability and long-term competitiveness of enterprises increasingly depends on their ability to rapidly extract value from their information or data assets while addressing the following key challenges:

- *Growth in Quantity of Data* — The amount of data that consumers and enterprises are generating is growing at an exponential rate.
- *Growth in Frequency of Access to Data* — The number of people accessing information systems and the frequency of their access are also growing substantially. More devices, applications, and services are being used more frequently.
- *Growing Demand for Faster, More Relevant Responses* — Enterprises and consumers expect information systems to be real-time, on-demand, always-on, and highly responsive with pertinent information.

The processing and data management infrastructure many companies use today is unable to scale to meet these challenges and are subject to many of the following constraints:

- *Limited Financial Resources* — All enterprises must prioritize their finite financial resources to invest in their datacenter infrastructure and operations.
- *Limited Resources for Datacenters* — Datacenters are highly specialized, require substantial energy, cooling, and space and impose long lead times to build. Therefore, enterprises ultimately face limitations on their ability to expand existing datacenters or build new ones to meet the rapidly growing data demands.
- *Pressure to be Energy Efficient* — Building new datacenters or expanding existing datacenters causes substantial increases in energy consumption and its carbon footprint impact on the environment forcing enterprises to better leverage their resources.

To address this increased growth in quantity of data, frequency of data access, and performance demands, enterprises are seeking alternatives to deploying costly and inefficient datacenter architectures and wasteful infrastructures.

Technology

Our approach significantly improves datacenter scalability and application performance by locating process-critical, or "active," data closer to the host's central processing unit, or CPU, in the enterprise server. This is accomplished through advanced hardware and software architectures.

ioMemory Based Architecture

Fusion-io's ioMemory hardware is a sub-system connecting a large array of industry-standard NAND Flash memory through our proprietary data-path controller and our virtual storage layer, or VSL, software to create a high capacity memory tier that natively attaches to a server's PCI-Express peripheral bus, or PCIe, with fast access rates in a small form factor and the following enterprise characteristics:

- *Speed* — Our architecture reduces latency, improves bandwidth and I/O performance which are key to achieving higher application and system performance. This is accomplished by combining the parallel performance from an array of non-volatile memory devices with native PCIe attachment, while avoiding the bottlenecks of networks, storage protocols and buses, embedded CPUs, and offload controllers.
- *Density* — We leverage Flash memory media, which has up to 100 times the capacity density of dynamic random access memory, or DRAM. Our data-path controller also aggregates and manages large quantities of Flash die in a single design.
- *Reliability* — We address the inherent reliability issues of Flash memory with our Adaptive Flashback Protection, an advanced self-healing technology, which is capable of restoring, correcting, and resurrecting lost data in the Flash-based storage sub-system. This is accomplished by using an advanced bit error correction, proactive data integrity monitoring of stored data, and dedicated memory chips to automate the repair of failed devices in real-time.
- *Form Factor* — By directly attaching to a server's peripheral bus through the industry-standard PCIe interface, our products can be installed into a server's PCIe expansion slots, allowing customers to use our products either in new or existing server datacenter equipment.

Virtual Storage Layer Software

Our VSL virtualization software enables ioMemory to operate as a new data storage memory tier within the enterprise server and with more efficiency and capability than traditional storage systems using embedded controllers. VSL software integrates with the server's operating system and provides native access to data stored on ioMemory, bypassing legacy storage input / output interfaces. In doing so, VSL software allows:

- *Symmetrical Performance* — Servers can achieve significantly increased application performance and data processing with low latency access and high bandwidth throughput from the ioMemory hardware. Non-volatile memory, including NAND Flash memory, is inherently asymmetrical in that read, program and erase times are different, resulting in divergent read and writes access performance. VSL software allows the non-volatile memory in ioMemory to read and write with nearly equivalent times by means of a log-structured data store that completes data transactions in microseconds as opposed to alternative high performance filing systems that complete data transactions in milliseconds, which implies an approximately 1,000 times improvement in storage performance.
- *Extensibility* — Because VSL software is field upgradeable and architecturally extensible, we are able to add new features such as our directCache data-tiering software, ioTurbine data acceleration solutions for virtualized environments as well as our recently announced Software Development Kit allowing applications with native access to the VSL and storage management.
- *Interoperability* — VSL software runs on a variety of operating systems, including Windows, Linux, VMware ESX/ESXi, Solaris, and Mac OS X.

Products

Our portfolio of storage memory products incorporates our ioMemory hardware combined with our VSL and caching software into our family of ioDrive, ioFX, and ioCache enterprise grade products. Our ioDrive products work in conjunction with our directCache data-tiering software, ioTurbine virtualization software, ioSphere management system, and ION Data Accelerator software. ioCache is a new purpose-built ioMemory-based product dedicated to accelerating ioTurbine virtualization software and address low-cost virtualized application workloads. ioFX products are designed for the price-performance demands of the professional workstation markets and based on the same technologies implemented in ioDrive. ioFX enables studios to meet deadlines while exploring more creative possibilities by bridging the performance gap between workstations and today's powerful digital content creation applications. Our recently announced, ION Data Accelerator software integrates industry-leading server platforms with ioMemory-based products transforming it into powerful network shared data acceleration appliances while enhancing existing enterprise storage infrastructure. Substantially all of our revenue has been from sales of the ioDrive product line and related customer support services.

ioDrive, ioFX, and ioCache Products

Our latest ioDrive, ioFX, and ioCache product families are a line of PCIe standard form-factor storage memory platforms that combine one or more ioMemory sub-systems with our VSL software. We classify our ioDrive, ioFX, and ioCache products based on capacity, latency, bandwidth, and input / output operations per second, or IOPS. Our ioDrive, ioFX, and ioCache products offer the following standard specifications:

Product Family	ioMemory Sub-systems	NAND Type and Capacity	VSL Software	Performance
ioDrive2	1	MLC-365GB MLC-785GB MLC-1.2TB SLC-400GB	Yes	15uS latency, up to 1.5GB/sec and up to 535,000 IOPS
ioCache	1	SLC-600GB	Yes	Optimized write latency, bandwidth and IOPS for virtualized applications
ioFX	1	MLC-420GB	Yes	42uS write latency, up to 1.5 GB/s
ioDrive2 Duo	2	SLC-1.2TB MLC-2.4TB	Yes	15uS write latency, up to 3.0GB/sec and up to 935,000 IOPS

directCache Data-Tiering Software

Our directCache software extends our ioMemory based platforms and permits interoperability with traditional direct-attached, network-attached, storage area network attached, and appliance attached backend storage systems. This software is designed to intelligently identify, copy, and cache to ioMemory the most frequently accessed blocks of storage data from very large-scale backend datasets. This active data can then be retrieved significantly faster, allowing the applications accessing the data to achieve performance as if the entire dataset were stored locally on the ioMemory. This capability allows enterprises to realize the benefits of our technology without replacing or modifying their existing datacenter infrastructure. Our directCache software is compatible with all of our ioDrive products.

ioTurbine Virtualization Software

Our ioTurbine virtualization software extends our ioMemory platform and permits host-based data acceleration to specifically address the demand for high-density, high-performance server, and desktop virtualization. The ioTurbine software takes advantage of flash memory local to the server, dynamically provisions ioMemory capacity and input / output performance across multiple virtual machines, or VMs, and delivers improved performance for virtualized workloads by serving data for each VM context. This approach eliminates otherwise redundant mapping functions, maximizing input / output performance, and adding a critical and previously missing piece to virtualized IT environments – an ample supply of scalable, low-latency input / output. ioTurbine virtualization software is compatible with all of our ioDrive and ioCache products.

ioSphere Platform Management Software

ioSphere is a suite of management software purpose-built for our storage memory infrastructure and designed around our application acceleration platform. ioSphere software is accessible through a graphical user interface that enables datacenter administrators to centrally configure, monitor, manage, and tune all distributed ioMemory devices throughout the datacenter. In addition, this software offers real-time, predictive, and historical reporting of ioMemory's performance and wear.

ION Data Accelerator Software

Our ION Data Accelerator software transforms industry-leading server platforms into powerful application acceleration appliances that share Fusion ioMemory across applications. ION Data Accelerator delivers Fusion-io performance on open server platforms with software-defined storage, or SDS, for applications such as Oracle RAC, Microsoft SQL Server, MySQL, and SAP HANA, along with other applications where shared storage aids deployment. Available as a fully integrated solution or as stand-alone software, Fusion-io ION Data Accelerator enables customers to combine Fusion ioDrive products, Fusion-io software and industry-leading servers to create a customized appliance for shared storage application acceleration. ION Data Accelerator offers a number of sophisticated software defined storage features, including the creation of RAID sets, Logical Unit Number, or LUN, creation and management, Simple Network Management Protocol, or SNMP, performance monitoring, and more.

OEM Products

Our OEMs, including Cisco, Dell, HP, and IBM, sell branded storage memory solutions based on our standard products as well as custom form-factor versions to fit specific applications. For example, HP offers a tailored version of our technology in a form-factor specific to its C-class blade servers, which it markets as "HP StorageWorks IO Accelerator". Similarly, IBM incorporates a tailored version of our ioDrive product into its "InfoSphere Smart Analytics System 5600" and "WebSphere XC10 Middleware" appliances. Cisco has announced offering products developed specifically for its Unified Computing System, or UCS, blade servers.

Sales and Marketing

We sell our products through our global direct sales force, OEMs, and channel partners. Our direct sales teams are comprised of a combination of a field sales representative, a systems engineer, and an inside sales development representative. Each sales team is responsible for either a geographical territory or has responsibility for a number of named major accounts. The sales cycle from the time of initial prospect qualification to completion of an initial sale may take a few days or several months. After initial deployment, our sales teams focus on ongoing account management and the development of follow-on sales. A majority of the sales opportunities that we generate are directly fulfilled via our OEMs and other channel partners.

We also have OEM-focused sales teams. These sales teams are dedicated to working exclusively with each of our OEM partners to maximize the global market penetration of our technology. Current OEMs include Cisco, Dell, HP, IBM, and others. Our OEMs sell and support our products through their respective sales channels, their direct distribution, their value added resellers, and their systems integrators. Our OEMs may integrate our platform into their own proprietary product offerings or sell a customized or branded version of our standard products.

We also work closely with a variety of other OEM and channel partners to promote and sell our products. These companies include appliance builders, systems integrators, value added resellers, and various private label system manufacturers. We offer a technology alliance partnership program and software development kits to jointly create and develop hardware and software solutions with a number of independent software and appliance vendors. We believe these types of partner efforts will facilitate broader and faster adoption of our products and technology.

We focus our marketing efforts on increasing brand awareness, communicating product advantages, and generating qualified leads for our sales force, OEMs, and other channel partners. We rely on a variety of marketing vehicles, including trade shows, micro events, social media, advertising, public relations, industry research, our website, and strategic collaborative relationships with technology leaders including our OEM channel partners.

Customers

Our products are used in a variety of markets such as financial services, Internet, technology, education, retail, manufacturing, energy, life sciences, and government.

We generally sell pursuant to individual purchase orders from direct customers and under various master supply or reseller agreements. Our 10 largest customers, including the applicable OEM customers, accounted for an aggregate of 75%, 92%, and 91% of our revenue in fiscal 2010, 2011, and 2012, respectively. The composition of the group of our largest customers changes from period to period. Our direct customer Facebook, Apple, through a reseller, and OEM customer HP, each accounted for 36%, 24%, and 14% of our revenue, respectively, in fiscal 2011 and 30%, 25%, and 17% of our revenue, respectively, in fiscal 2012. We expect that sales of our products to a limited number of customers will continue to account for a majority of our revenue in the foreseeable future.

Customer Support

We offer standard warranty service and support with our products, including those sold directly or through resellers. This includes periodic software updates and maintenance releases and patches, if-and-when available, and other product support such as Internet access to technical content and 24-hour telephone and email access to technical support personnel. Our OEMs provide primary product support for our products sold by them. We also sell premium-tiered support and subscriptions pursuant to service contracts. Service contracts typically have a one to five year term, though some customers contract for longer terms. Our support personnel are primarily based in San Jose, California and Salt Lake City, Utah. As we expand internationally, we expect to continue to hire additional technical support personnel to service our global customer base.

Research and Development

Our research and development efforts are focused primarily on improving and enhancing our existing products and developing new and next generation solutions. We believe that software is critical to expanding our leadership in leveraging data decentralization architectures and application acceleration. To date, we have not had significant software sales, but we are devoting the majority of our research and development resources to software development including value added software such as third party infrastructure and applications. We also intend to enhance our VSL, ioTurbine, ION Data Accelerator, ioSphere, and directCache software. Our engineering team has deep operating system expertise, including Linux kernel contributors and developers with expertise in a variety of other operating systems. We work closely with our customers to understand their current and future needs and have designed a product development process that integrates our customers' feedback.

We believe the timely development of new products is essential to maintaining our competitive position. As of June 30, 2012, we had 243 employees in our research and development organization, substantially all of whom were located at our locations in Salt Lake City, Utah, San Jose, California, and Boulder, Colorado. We also supplement our research and development efforts with third-party developers and contractors. We also test our products to certify and ensure interoperability with third-party hardware and software products, including PCIe interoperability and OEM certification. We plan to dedicate significant resources to these continued research and development efforts.

Our research and development expenses were $16.0 million, $27.2 million, and $60.0 million in fiscal 2010, 2011, and 2012, respectively.

Manufacturing

We outsource manufacturing of our hardware products using a limited number of contract manufacturers. We procure a majority of the components used in our products directly from third-party vendors and have them delivered to our contract manufacturers for manufacturing and assembly. Once our contract manufacturers perform sub-assembly and assembly quality tests, they are assembled to our specified configurations. We perform final manufacturing assurance tests, labeling, final configuration, including a final firmware installation and shipment to our customers.

Our demand driven manufacturing flow process is designed to minimize the amount of inventory that we are required to retain and meet customer demand while supporting mix-model production. We place orders with our contract manufacturers on a purchase order basis, and in general, we engage our contract manufacturers to manufacture products to meet our forecasted demand or when our inventories drop below certain levels. Our agreements with our contract manufacturers require us to provide regular forecasts for orders. However, we may cancel or reschedule orders, subject to applicable notice periods and fees, and delivery schedules requested by us in these purchase orders vary based upon our particular needs. Our contract manufacturers work closely with us to ensure design for manufacturability, design for testability, and product quality.

Backlog

We do not believe that our backlog at any particular time is meaningful because it is not necessarily indicative of future revenue. In particular, customers may generally cancel or reschedule orders without penalty, and delivery schedules requested by customers in their purchase orders frequently vary based upon each customer's particular needs. Additionally, shipments to customers may be delayed due to inventory constraints or expedited at a customer's request.

Competition

We believe that the most important competitive factor in our market is to provide a comprehensive platform with the following attributes:

- hardware solutions incorporating persistent memory in sufficient capacity, rate of access, in a form factor that can be natively integrated within industry-standard servers;
- software that can virtualize persistent memory and storage resources and govern the flow and management of data between storage and the server;
- software applications and extensions that enables these platforms to be utilized within both new and existing datacenter architectures; and

- software that centrally configures, manages, and monitors this new distributed data infrastructure.

Other principal factors affecting our market include:

- application performance, including consistent low latency and high bandwidth;
- providing enterprise grade data endurance, reliability, retention, and availability not inherent in mainstream NAND Flash memory;
- ease of management;
- space efficiency;
- energy efficiency;
- total cost of ownership; and
- return on investment.

We believe that we compete favorably with our competitors on the basis of these factors.

Our ION Data Accelerator software competes with proprietary integrated flash appliances from EMC Corporation, HP 3PAR by Hewlett-Packard Development Company, L.P, Texas Memory Systems, and other privately held companies. Our ioTurbine intelligent caching software competes with solutions from EMC, Oracle, STEC's open-source based product, and a privately held company. Our directCache data-tiering software competes with products of suppliers of software-hardware bare metal caching solutions, including Adaptec, Inc., LSI Corporation, Oracle, and Sandisk, Corp., as well as several open source software solutions and other software-based hardware cache solutions being developed by privately held companies. Although our ioSphere platform management software is specifically designed to manage solid state storage, it competes with products of developers of general-purpose distributed management and monitoring software solutions, including HP, IBM, CA, Inc., and Nagios Enterprises, LLC. Our storage memory platform competes with various traditional datacenter architectures, including high performance server and storage approaches. These may include offerings from traditional data storage providers, including storage array vendors such as EMC Corporation and Hitachi Data Systems, who typically sell centralized storage products as well as high-performance storage approaches utilizing solid state disks, as well as vertically integrated appliance vendors such as Oracle. In this regard, EMC recently introduced a product designed to compete with our caching solutions. In addition, we may also compete with enterprise solid state disk vendors such as Huawei Technologies, Co., Intel Corp., LSI Corporation, Marvell Semiconductor, Inc., Micron Technology, Inc., OCZ Technology Group, Inc., Samsung Electronics, Inc., SanDisk, Corp., Seagate Technology, STEC, Inc., Toshiba Corp., and Western Digital Corp. A number of new, privately held companies are currently attempting to enter our market, one or more of which may become significant competitors in the future.

Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, technical, sales, marketing, and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Some of our competitors have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. In addition, some of our competitors may sell at zero or negative margins to gain business. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. As a result, we cannot assure that our products will continue to compete favorably, and any failure to do so could seriously harm our business, operating results, and financial condition.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. We rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements to protect our intellectual property rights.

We have 22 issued patents and 112 patent applications in the United States and 110 corresponding patent applications in foreign countries, as of August 20, 2012 relating to non-volatile solid state storage, non-volatile solid state memory, software acceleration, and related technologies. We cannot assure you whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Any patents that may issue may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them.

We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. and international copyright laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses, and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark, and trade secret protection may not be available or may be limited in foreign countries.

Third parties could claim that our products or technologies infringe their proprietary rights. The data storage industry is characterized by the existence of a large number of patents, trademarks, and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights. See "Risk Factors" for additional information.

Employees

We believe the expertise of our people and our technology focused culture is a key enabler of our technology leadership. Our team has a broad range of expertise across operating systems, datacenter software, systems, storage, networking, and servers. As of June 30, 2012, we had 669 employees, including 347 in sales and marketing, 243 in research and development, and 79 in general and administrative activities. None of our employees is represented by a labor organization or is a party to any collective bargaining arrangement, we have never had a work stoppage, and we consider our relationship with our employees to be good.

Financial Information about Segments and Geographic Areas

We operate our business in one segment. The segment and geographic information required herein is contained in Note 1 — Segment and Geographic Information, in the notes to our consolidated financial statements.

Additional Information

Company Website and Public Filings. We maintain a corporate website at www.fusionio.com. Except as explicitly noted, the information on our website is not incorporated by reference in this annual report on Form 10-K, or in any other filings with, or in any information furnished or submitted to, the Securities and Exchange Commission or the SEC.

We make available, free of charge through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after they have been electronically filed with, or furnished to, the SEC.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Part I. Item 1A. *Risk Factors*

Set forth below and elsewhere in this annual report on Form 10-K, and in other documents we file with the SEC, are descriptions of risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this report. Because of the following factors, as well as other variables affecting our operating results, past financial performance should not be considered a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods. The risks and uncertainties described below are not the only ones we face. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

We were founded in December 2005 and sold our first products in April 2007. The majority of our revenue growth has occurred since the quarter ended December 31, 2009. We continue to innovate and develop enterprise data decentralization solutions. For example, we recently released our ION Data Accelerator software, our next generation ioDrive platforms, and our virtualization and automated data-tiering caching software. In addition, our current management team has only been working together for a relatively short period of time. Our limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the risks described herein. If we do not address these risks successfully, our business and operating results would be adversely affected, and our stock price could decline.

Our revenue growth rate in recent periods is not expected to recur in the near term and may not be indicative of our future performance.

You should not consider our revenue growth in recent periods as indicative of our future performance. In fact, in future periods, our revenue could decline. We do not expect to achieve similar percentage revenue growth rates in future periods. We have experienced in the past, and continue to expect to experience, substantial concentrated purchases by customers to complete or upgrade large-scale datacenter deployments. Our revenue in any particular quarterly period could be disproportionately affected if this trend continues. You should not rely on our revenue for any prior quarterly or annual periods as an indication of our future revenue or revenue growth. If we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability.

We have experienced rapid growth in recent periods and we may not be able to sustain or manage any future growth effectively.

We have significantly expanded our overall business, customer base, headcount, and operations, and we anticipate that we will continue to grow our business. For example, from June 30, 2011 to June 30, 2012, our headcount increased from 441 to 669 employees, representing an increase of 228 employees. Our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth.

To manage our growth successfully, we believe we must effectively, among other things:

- maintain and extend our leadership in data decentralization;
- maintain and expand our existing original equipment manufacturer, or OEM, and channel partner relationships and develop new OEM and channel partner relationships;
- forecast and control expenses;
- recruit, hire, train, and manage additional research and development and sales personnel;
- expand our support capabilities;
- enhance and expand our distribution and supply chain infrastructure;
- manage inventory levels;
- enhance and expand our international operations; and
- implement and improve our administrative, financial and operational systems, procedures, and controls.

We expect that our future growth will continue to place a significant strain on our managerial, administrative, operational, financial, and other resources. We will incur costs associated with this future growth prior to realizing the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect or may be nonexistent. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products or enhancements to existing products and we may fail to satisfy end-users' requirements, maintain product quality, execute on our business plan or respond to competitive pressures, each of which could adversely affect our business and operating results.

We have incurred significant net losses during our limited operating history and may not consistently achieve or maintain profitability.

Prior to the quarter ended March 31, 2011, we had incurred net losses in each quarter since our inception and again incurred net losses in the three months ended December 31, 2011, March 31, 2012, and June 30, 2012. We may incur losses in future periods as we continue to increase our expenses in all areas of our operations to support our growth. If our revenue does not increase to offset these expected increases in operating expenses, we will not be profitable. As of June 30, 2012, we had an accumulated deficit of approximately $70.6 million.

We expect large and concentrated purchases by a limited number of customers to continue to represent a substantial majority of our revenue, and any loss or delay of expected purchases could adversely affect our operating results.

Historically, large purchases by a relatively limited number of customers have accounted for a substantial majority of our revenue, and the composition of the group of our largest customers changes from period to period. Some of our customers make concentrated purchases to complete or upgrade specific large-scale data storage installations. These concentrated purchases are short-term in nature and are typically made on a purchase order basis rather than pursuant to long-term contracts. During fiscal 2010, 2011, and 2012, sales to the 10 largest customers in each period, including the applicable OEMs, accounted for approximately 75%, 92%, and 91% of revenue, respectively. Our direct customer Facebook, Apple, through a reseller, and our OEM customer HP, each accounted for 30%, 25%, and 17% of our revenue, respectively, in fiscal 2012.

As a consequence of our limited number of customers and the concentrated nature of their purchases, our quarterly revenue and operating results may fluctuate from quarter to quarter and are difficult to estimate. For example, any acceleration or delay in anticipated product purchases or the acceptance of shipped products by our larger customers could materially impact our revenue and operating results in any quarterly period. Additionally, our revenue and operating results could be adversely affected if any of these large customers purchase our competitors' products instead of purchasing our products. We cannot provide any assurance that we will be able to sustain or increase our revenue from our large customers or that we will be able to offset the discontinuation of concentrated purchases by our larger customers with purchases by new or existing customers. We expect that sales of our products to a limited number of customers will continue to contribute materially to our revenue for the foreseeable future, but that competition for these sales will increase. The loss of, or a significant delay or reduction in purchases by, a small number of customers could materially harm our business and operating results.

Our gross margins are impacted by a variety of factors, are subject to variation from period to period and are difficult to predict.

Our gross margins fluctuate from period to period due primarily to product costs, customer mix, and product mix. Over fiscal 2012, our quarterly gross margins ranged from 51.0% to 63.2%. Our gross margins are likely to continue to fluctuate and may be affected by a variety of factors, including:

- demand for our products;
- changes in customer, geographic, or product mix, including mix of configurations within products;
- significant new customer deployments;
- the cost of components and freight;
- changes in our manufacturing costs, including fluctuations in yields and production volumes;
- new product introductions and enhancements, potentially with initial sales at relatively small volumes and higher product costs;
- rebates, sales and marketing initiatives, discount levels, and competitive pricing;
- changes in the mix between direct versus indirect sales;
- the timing and amount of revenue recognized and deferred;
- excess inventory levels or purchase commitments as a result of changes in demand forecasts or last time buy purchases;

- possible product and software defects and related increased warranty or repair costs;
- the timing of technical support service contracts and contract renewals;
- inventory stocking requirements to support new product introductions; and
- product quality and service ability issues.

Due to such factors, gross margins are subject to variation from period to period and are difficult to predict. If we are unable to manage these factors effectively, our gross margins may decline, and fluctuations in gross margin may make it difficult to manage our business and achieve or maintain profitability, which could materially harm our business and operating results.

Some of our large customers require more favorable terms and conditions from their vendors and may request pricing concessions. As we seek to sell more products to these customers, we may be required to agree to terms and conditions that may have an adverse effect on our business or ability to recognize revenue.

Some of our large customers have significant purchasing power and, accordingly, have requested and received more favorable terms and conditions, including lower prices, than we typically provide. As we seek to sell more products to this class of customer, we may be required to agree to these terms and conditions, which may include terms that affect the timing of our revenue recognition or may reduce our gross margins and have an adverse effect on our business and operating results.

The future growth of our sales to OEMs is dependent on OEM customers incorporating our products into their server and data storage systems and the OEM's sales efforts. Any failure to grow our OEM sales and maintain relationships with OEMs could adversely affect our business, operating results and financial condition.

Sales of our products to OEMs represent a significant portion of our revenue and we anticipate that our OEM sales will constitute a substantial portion of our future sales. In some cases, our products must be designed into the OEM's products. If that fails to occur for a given product line of an OEM, we would likely be unable to sell our products to that OEM for such product line during the life cycle of that product. Even if an OEM integrates one or more of our products into its server, data storage systems or appliance solutions, we cannot be assured that its product will be commercially successful, and as a result, our sales volumes may be less than anticipated. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products, if their own systems are not commercially successful or if they decide to pursue other strategies or for any other reason, including the incorporation or development of competing products by these OEMs. Moreover, our OEM customers may not devote sufficient attention and resources to selling our products. We may not be able to develop or maintain relationships with OEMs for a number of reasons, including because of the OEM's relationships with our competitors or prospective competitors or other incentives that may not motivate their internal sales forces to promote our products. In addition, direct sales of our ioDrive product line may compete with products made by our OEM partners, and our OEM partners may compete directly with our other OEM partners, which may affect the commitment of our OEM partners to sell our products. Even if we are successful in selling through OEMs, we expect that sales through OEMs will be a lower gross margin business than our direct sales business. If we are unable to grow our OEM sales, if our OEM customers' systems incorporating our products are not commercially successful, if our products, including new and next generation products, are not designed into a given OEM product cycle, if we fail to minimize conflicts between our channel partners, in particular OEMs, if our OEM customers do not timely qualify our products for promotion or sale by them, or if our OEM customers significantly reduce, cancel, or delay their orders with us, our revenue would suffer and our business, operating results, and financial condition could be materially adversely affected.

Ineffective management of our inventory levels could adversely affect our operating results.

If we are unable to properly forecast, monitor, control, and manage our inventory and maintain appropriate inventory levels and mix of products to support our customers' needs, we may incur increased and unexpected costs associated with our inventory. Sales of our products are generally made through individual purchase orders and some of our customers place large orders with short lead times, which make it difficult to predict demand for our products and the level of inventory that we need to maintain to satisfy customer demand. If we build our inventory in anticipation of future demand that does not materialize, or if a customer cancels or postpones outstanding orders, we could experience an unanticipated increase in levels of our finished products. For some customers, even if we are not contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relationships with those customers. Product returns would increase our inventory and reduce our revenue. If we are unable to sell our inventory in a timely manner, we could incur additional carrying costs, reduced inventory turns, and potential write-downs due to obsolescence.

Alternatively, we could carry insufficient inventory, and we may not be able to satisfy demand, which could have a material adverse effect on our customer relationships or cause us to lose potential sales.

We have often experienced order changes including delivery delays and fluctuations in order levels from period-to-period, and we expect to continue to experience similar delays and fluctuations in the future, which could result in fluctuations in inventory levels, cash balances, and revenue.

The occurrence of any of these risks could adversely affect our business, operating results, and financial condition.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or any securities analysts that follow our company, the price of our common stock would likely decline.

Factors that are difficult to predict and that could cause our operating results to fluctuate include:

- the timing and magnitude of orders, shipments, and acceptance of our products in any quarter;
- our ability to control the costs of the components we use in our hardware products;
- reductions in customers' budgets for information technology purchases;
- delays in customers' purchasing cycles or deferments of customers' product purchases in anticipation of new products or updates from us or our competitors;
- fluctuations in demand and prices for our products;
- changes in industry standards in the data storage industry;
- our ability to develop, introduce, and ship in a timely manner new products and product enhancements that meet customer requirements;
- the timing of product releases or upgrades or announcements by us or our competitors;
- any change in the competitive dynamics of our markets, including new entrants or discounting of product prices;

- our ability to control costs, including our operating expenses; and
- future accounting pronouncements and changes in accounting policies.

The occurrence of any one of these risks could negatively affect our operating results in any particular quarter, which could cause the price of our common stock to decline.

Our sales cycles can be long and unpredictable, particularly with respect to large orders and OEM relationships, and our sales efforts require considerable time and expense. As a result, it can be difficult for us to predict when, if ever, a particular customer will choose to purchase our products, which may cause our operating results to fluctuate significantly.

Our sales efforts involve educating our customers about the use and benefits of our products, including their technical capabilities and cost saving potential. Customers often undertake an evaluation and testing process that can result in a lengthy sales cycle. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing, and other delays. Additionally, a significant portion of our sales personnel have been with us for less than a year, and we continue to increase our number of sales personnel, which could further extend the sales cycle as these new personnel are typically not immediately productive. These factors, among others, could result in long and unpredictable sales cycles, particularly with respect to large orders.

We also sell to OEMs that incorporate our solutions into their products, which can require an extended evaluation, testing, and qualification process before our product is approved for inclusion in one of their product lines. We also may be required to customize our product to interoperate with an OEM's product, which could further lengthen the sales cycle for OEM customers. The length of our sales cycle for an OEM makes us susceptible to the risk of delays or termination of orders if end-users decide to delay or withdraw funding for datacenter projects, which could occur for various reasons, including global economic cycles and capital market fluctuations.

As a result of these lengthy and uncertain sales cycles of our products, it is difficult for us to predict when customers may purchase and accept products from us and as a result, our operating results may vary significantly and may be adversely affected.

We compete with large storage and software providers and expect competition to intensify in the future from established competitors and new market entrants.

The market for data storage products is highly competitive, and we expect competition to intensify in the future. Our products compete with various traditional datacenter architectures, including high performance server and storage approaches. These may include the traditional data storage providers, including storage array vendors such as EMC Corporation and Hitachi Data Systems, who typically sell centralized storage products as well as high-performance storage approaches utilizing solid state disks, as well as vertically integrated appliance vendors such as Oracle. In this regard, EMC recently introduced a product designed to compete with our caching solutions. In addition, we may also compete with enterprise solid state disk vendors such as Huawei Technologies, Co., Intel Corp., LSI Corporation, Marvell Semiconductor, Inc., Micron Technology, Inc., OCZ Technology Group, Inc., Samsung Electronics, Inc., SanDisk, Corp., Seagate Technology, STEC, Inc., Toshiba Corp., and Western Digital Corp. Our ION Data Accelerator software competes with proprietary integrated flash appliances from EMC Corporation, HP 3PAR by Hewlett-Packard Development Company, Texas Memory Systems and other privately held companies. Our ioTurbine intelligent caching software, competes with solutions from EMC, Oracle, STEC's open-source based product, and a privately held company. A number of new, privately held companies are currently attempting to enter our market, one or more of which may become significant competitors in the future.

Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, technical, sales, marketing, and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. New start-up companies continue to innovate and may invent similar or superior products and technologies that may compete with our products and technology. Some of our competitors have made acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered. In addition, some of our competitors, including our OEM customers, may develop competing technologies and sell at zero or negative margins, through product bundling, closed technology platforms, or otherwise, to gain business. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. As a result, we cannot assure you that our products will continue to compete favorably, and any failure to do so could seriously harm our business, operating results, and financial condition.

Competitive factors could make it more difficult for us to sell our products, resulting in increased pricing pressure, reduced gross margins, increased sales and marketing expenses, longer customer sales cycles, and failure to increase, or the loss of, market share, any of which could seriously harm our business, operating results, and financial condition. Any failure to meet and address these competitive challenges could seriously harm our business and operating results.

The market for non-volatile storage memory products is developing and rapidly evolving, which makes it difficult to forecast end-user adoption rates and demand for our products.

The market for non-volatile storage memory products is developing and rapidly evolving. Accordingly, our future financial performance will depend in large part on growth in this market and on our ability to adapt to emerging demands in this market. Sales of our products currently are dependent in large part upon demand in markets that require high performance data storage solutions such as computing, Internet, and financial services. It is difficult to predict with any precision end-user adoption rates, end-user demand for our products or the future growth rate and size of our market. The rapidly evolving nature of the technology in the data storage products market, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future outlook and forecast quarterly or annual performance. Our products may never reach mass adoption, and changes or advances in technologies could adversely affect the demand for our products. Further, although Flash-based data storage products have a number of advantages compared to other data storage alternatives, Flash-based storage devices have certain disadvantages as well, including a higher price per gigabyte of storage, potentially shortened product lifespan, more limited methods for data recovery and lower performance for certain uses, including sequential input / output transactions and increased utilization of host system resources than traditional storage, and may require end-users to modify or replace network systems originally made for traditional storage media. A reduction in demand for Flash-based data storage caused by lack of end-user acceptance, technological challenges, competing technologies, and products or otherwise would result in a lower revenue growth rate or decreased revenue, either of which could negatively impact our business and operating results.

If our industry experiences declines in average sales prices, it may result in declines in our revenue and gross profit.

The industry for data storage products is highly competitive and has historically been characterized by declines in average sales prices. It is possible that the market for decentralized storage solutions could experience similar trends. Our average sales prices could decline due to pricing pressure caused by several factors, including competition, the introduction of competing technologies, overcapacity in the worldwide supply of Flash-based or similar memory components, increased manufacturing efficiencies, implementation of new manufacturing processes, and expansion of manufacturing capacity by component suppliers. If we are required to decrease our prices to be competitive and are not able to offset this decrease by increases in volume of sales or the sales of new products with higher margins, our gross margins and operating results would likely be adversely affected.

Developments or improvements in storage system technologies may materially adversely affect the demand for our products.

Significant developments in data storage systems, such as advances in solid state storage drives or improvements in non-volatile memory, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, improvements in existing data storage technologies, such as a significant increase in the speed of traditional interfaces for transferring data between storage and a server or the speed of traditional embedded controllers, could emerge as preferred alternative to our products especially if they are sold at lower prices. This could be the case even if such advances do not deliver all of the benefits of our products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes or advances in existing technologies, could materially delay our development and introduction of new products, which could result in the loss of competitiveness of our products, decreased revenue, and a loss of market share to competitors.

We derive substantially all of our revenue from our storage memory products, and a decline in demand for these products would cause our revenue to grow more slowly or to decline.

Our storage memory products account for substantially all of our revenue and will continue to comprise a significant portion of our revenue for the foreseeable future. As a result, our revenue could be reduced by:

- the failure of our storage memory products to achieve broad market acceptance;
- any decline or fluctuation in demand for our storage memory products, whether as a result of product obsolescence, technological change, customer budgetary constraints or other factors;
- the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, these products; and
- our inability to release enhanced versions of our products, including any related software, on a timely basis.

If the storage markets grow more slowly than anticipated or if demand for our products declines, we may not be able to increase our revenue sufficiently to achieve and maintain profitability and our stock price would decline.

If we fail to develop and introduce new or enhanced products on a timely basis, including innovations in our software offerings, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. To compete successfully, we must design, develop, market, and sell new or enhanced products that provide increasingly higher levels of performance, capacity, and reliability and meet the cost expectations of our customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future products obsolete. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenue and harm our business. If we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

In order to maintain or increase our gross margins, we will need to continue to create valuable software solutions to be integrated with our storage memory products. Any new feature or application that we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to help increase our overall gross margins. If we are unable to successfully develop or acquire, and then market and sell our next generation products, our ability to increase our revenue and gross margin will be adversely affected.

Our products are highly technical and may contain undetected defects, which could cause data unavailability, loss or corruption that might, in turn, result in liability to our customers and harm to our reputation and business.

Our products are highly technical and complex and are often used to store information critical to our customers' business operations. Our products may contain undetected errors, defects, or security vulnerabilities that could result in data unavailability, loss, or corruption or other harm to our customers. Some errors in our products may only be discovered after they have been installed and used by customers. Any errors, defects, or security vulnerabilities discovered in our products after commercial release could result in a loss of revenue or delay in revenue recognition, injury to our reputation, a loss of customers or increased service and warranty costs, any of which could adversely affect our business. In addition, we could face claims for product liability, tort, or breach of warranty. Many of our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may be difficult to enforce. Defending a lawsuit, regardless of its merit, would be costly and might divert management's attention and adversely affect the market's perception of us and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be adversely impacted.

Our products must interoperate with operating systems, software applications and hardware that is developed by others and if we are unable to devote the necessary resources to ensure that our products interoperate with such software and hardware, we may fail to increase, or we may lose, market share and we may experience a weakening demand for our products.

Our products must interoperate with our customers' existing infrastructure, specifically their networks, servers, software, and operating systems, which may be manufactured by a wide variety of vendors and OEMs. When new or updated versions of these software operating systems or applications are introduced, we must sometimes develop updated versions of our software so that our products will interoperate properly. We may not accomplish these development efforts quickly, cost-effectively, or at all. These development efforts require capital investment and the devotion of engineering resources. If we fail to maintain compatibility with these applications, our customers may not be able to adequately utilize the data stored on our products, and we may, among other consequences, fail to increase, or we may lose, market share and experience a weakening in demand for our products, which would adversely affect our business, operating results, and financial condition.

Our products must conform to industry standards in order to be accepted by customers in our markets.

Generally, our products comprise only a part of a datacenter. The servers, network, software, and other components and systems of a datacenter must comply with established industry standards in order to interoperate and function efficiently together. We depend on companies that provide other components of the servers and systems in a datacenter to support prevailing industry standards. Often, these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business, operating results, and financial condition.

We rely on our key technical, sales and management personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our key technical, sales and management personnel. In particular, we are highly dependent on the services of our Chief Executive Officer, David Flynn. All of our employees work for us on an at-will basis, and we could experience difficulty in retaining members of our senior management team. We do not have "key person" life insurance policies that cover any of our officers or other key employees, other than our Chief Executive Officer. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our products, and negatively impact our business, prospects, and operating results.

We plan to hire additional personnel in all areas of our business, particularly for sales and research and development. Competition for these types of personnel is intense. We cannot assure you that we will be able to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business, operating results, and financial condition.

Our current research and development efforts may not produce successful products that result in significant revenue in the near future, if at all.

Developing our products and related enhancements is expensive. Our investments in research and development may not result in marketable products or may result in products that are more expensive than anticipated, take longer to generate revenue or generate less revenue, than we anticipate. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments in the near future, if at all, which could adversely affect our business and operating results.

Our ability to sell our products is dependent in part on ease of use and the quality of our support offerings, and any failure to offer high-quality technical support would harm our business, operating results, and financial condition.

Although our products are designed to be interoperable with existing servers and systems, we may need to provide customized installation and configuration support to our customers before our products become fully operational in their environments. Once our products are deployed within our customers' datacenters, they depend on our support organization to resolve any technical issues relating to our products. Our ability to provide effective support is largely dependent on our ability to attract, train, and retains qualified personnel. In addition, our sales process is highly dependent on our product and business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality installation and technical support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to sell our products to existing and prospective customers, and could harm our business, operating results, and financial condition.

If we fail to successfully maintain or grow our reseller and other channel partner relationships, our business and operating results could be adversely affected.

Our ability to maintain or grow our revenue will depend, in part, on our ability to maintain our arrangements with our existing channel partners and to establish and expand arrangements with new channel partners. Our channel partners may choose to discontinue offering our products or may not devote sufficient attention and resources toward selling our products. For example, our competitors may provide incentives to our existing and potential channel partners to use or purchase their products and services or to prevent or reduce sales of our products. The occurrence of any of these events could adversely affect our business and operating results.

We are exposed to the credit risk of some of our customers and to credit exposure in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis. As a general matter, we monitor individual customer payment capability in granting open credit arrangements and may limit these open credit arrangements based on creditworthiness. We also maintain reserves we believe are adequate to cover exposure for doubtful accounts. Although we have programs in place that are designed to monitor and mitigate these risks, we cannot assure you these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, operating results, and financial condition could be harmed.

We currently rely on contract manufacturers to manufacture our products, and our failure to manage our relationship with our contract manufacturers successfully could negatively impact our business.

We rely on our contract manufacturers, primarily Alpha EMS Manufacturing Corporation, to manufacture our products. In addition, from time to time, we also use Jabil Circuit, Inc. and Foxconn Electronics Inc. to manufacture our products. We continue to evaluate other contract manufacturers. We currently do not have any long-term manufacturing contracts with these contract manufacturers. Our reliance on these contract manufacturers reduces our control over the assembly process, exposing us to risks, including reduced control over quality assurance, production costs, and product supply. If we fail to manage our relationship with these contract manufacturers effectively, or if these contract manufacturers experience delays, disruptions, capacity constraints, or quality control problems in their operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. If we are required to change contract manufacturers or assume internal manufacturing operations, we may lose revenue, incur increased costs, and damage our customer relationships. Qualifying a new contract manufacturer and commencing production is expensive and time-consuming. We may need to increase our component purchases, contract manufacturing capacity, and internal test and quality functions if we experience increased demand. The inability of these contract manufacturers to provide us with adequate supplies of high-quality products, could cause a delay in our order fulfillment, and our business, operating results, and financial condition would be adversely affected.

We rely on a limited number of suppliers, and in some cases single-source suppliers, and any disruption or termination of these supply arrangements could delay shipments of our products and could materially and adversely affect our relationships with current and prospective customers.

We rely on a limited number of suppliers, and in some cases single-source suppliers, for several key components of our products, and we have not generally entered into agreements for the long-term purchase of these components. This reliance on a limited number of suppliers and the lack of any guaranteed sources of supply exposes us to several risks, including:

- the inability to obtain an adequate supply of key components, including non-volatile memory and reprogrammable controllers;
- price volatility for the components of our products;
- failure of a supplier to meet our quality, yield, or production requirements;
- failure of a key supplier to remain in business or adjust to market conditions; and
- consolidation among suppliers, resulting in some suppliers exiting the industry or discontinuing the manufacture of components.

As a result of these risks, we cannot assure you that we will be able to obtain enough of these key components in the future or that the cost of these components will not increase. If our supply of certain components is disrupted or delayed, or if we need to replace our existing suppliers, there can be no assurance that additional supplies or components will be available when required or that supplies will be available on terms that are favorable to us, which could extend our lead times, increase the costs of our components and materially adversely affect our business, operating results, and financial condition. If we are successful in growing our business, we may not be able to continue to procure components at current prices, which would require us to enter into longer term contracts with component suppliers to obtain these components at competitive prices. This could increase our costs and decrease our gross margins, harming our operating results.

Our results of operations could be affected by natural events in locations in which our customers or suppliers operate.

Several of our customers and suppliers have operations in locations that are subject to natural disasters, such as severe weather and geological events, which could disrupt the operations of those customers and suppliers. For example, in March 2011, the northern region of Japan experienced a severe earthquake followed by a tsunami. These geological events caused significant damage in that region and have adversely affected Japan's infrastructure and economy. Some of our customers and suppliers are located in Japan and they have experienced, and may experience in the future, shutdowns as a result of these events, and their operations may be negatively impacted by these events. Our customers affected by this or a future natural disaster could postpone or cancel orders of our products, which could negatively impact our business. Moreover, should any of our key suppliers fail to deliver components to us as a result of this or a future natural disaster, we may be unable to purchase these components in necessary quantities or may be forced to purchase components in the open market at significantly higher costs. We may also be forced to purchase components in advance of our normal supply chain demand to avoid potential market shortages. In addition, if we are required to obtain one or more new suppliers for components or use alternative components in our solutions, we may need to conduct additional testing of our solutions to ensure those components meet our quality and performance standards, all of which could delay shipments to our customers and adversely affect our financial condition and results of operations.

To the extent we purchase excess or insufficient component inventory in connection with discontinuations by our vendors of components used in our products, our business or operating results may be adversely affected.

It is common in the storage and networking industries for component vendors to discontinue the manufacture of certain types of components from time to time due to evolving technologies and changes in the market. A supplier's discontinuation of a particular type of component, such as a specific size of NAND Flash memory, may require us to make significant "last time" purchases of component inventory that is being discontinued by the vendor to ensure supply continuity until the transition to products based on next generation components or until we are able to secure an alternative supply. To the extent we purchase insufficient component inventory in connection with these discontinuations, we may experience delayed shipments, order cancellations or otherwise purchase more expensive components to meet customer demand, which could result in reduced gross margins. Alternatively, to the extent we purchase excess component inventory that we cannot use in our products due to obsolescence, we could be required to reduce the carrying value of inventory or be required to sell the components at or below our carrying value, which could reduce our gross margins.

Our business may be adversely affected if we encounter difficulties as we upgrade our enterprise resource planning system, or ERP, and other information technology systems.

We have substantially completed the upgrade of our ERP system and other information technology systems. Because we are in the process of upgrading and implementing these systems, this upgrading and implementation poses a risk to our internal controls over financial reporting and to our business operations. Disruptions or difficulties in upgrading and implementing these systems or the related procedures or controls could adversely affect both our internal and disclosure controls and harm our business, including our ability to forecast or make sales, manage our supply chain, and collect our receivables. Moreover, such a disruption could result in unanticipated costs or expenditures and a diversion of management's attention and resources.

We will need to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and the failure to do so could have a material adverse effect on our business and stock price.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2012, we were required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. This requirement will be ongoing. Our compliance with Section 404 will require that we continue to incur substantial expense and expend significant management efforts. If we are unable to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm notes or identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Third-party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be harmed.

The storage and networking industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have in the past received and may in the future receive inquiries from other intellectual property holders and may become subject to claims that we infringe their intellectual property rights, particularly as we expand our presence in the market and face increasing competition. For example, in 2011, we received two letters from Entorian Technologies, Inc. alleging that memory stacks included in our products infringe its U.S. Patent No. 5,420,751, or the '751 patent. Polystak, Inc. is our supplier of the accused memory stack component. On February 7, 2012, Entorian Technologies filed a lawsuit in the U.S. District Court for the District of Utah against our company. The complaint alleged that our products infringe the '751 patent, which expired in May 2012. On March 1, 2012, Polystak filed a lawsuit against Entorian Technologies in the U.S. District Court for the Northern District of California. The complaint alleges that the '751 patent is invalid, and that Polystak's memory stacks do not infringe the '751 patent. On March 8, 2012, Entorian Technologies dismissed the lawsuit against us in Utah. On March 9, 2012, Entorian Technologies filed a counterclaim against Polystak and us in the Northern District of California lawsuit. The counterclaim alleges infringement of the '751 patent by Polystak and us and seeks damages, but it does not seek an injunction. The Court has set a schedule calling for a patent claim construction hearing on March 5, 2013. Based on our preliminary investigation, we do not believe that our products infringe any valid or enforceable claim of the '751 patent. Polystak has agreed to indemnify and defend us with respect to these lawsuits. Nevertheless, the costs associated with any actual, pending, or threatened litigation could negatively impact our operating results regardless of the actual outcome.

In addition, on May 18, 2011, Internet Machines LLC filed a lawsuit in U.S. District Court for the Eastern District of Texas against our company and 20 other companies. The complaint alleges that our products infringe U.S. Patent Nos. 7,454,552; 7,421,532; 7,814,259; and 7,945,722. On August 26, 2011, Internet Machines MC LLC amended its prior complaint filed in U.S. District Court for the Eastern District of Texas against PLX Technology, Inc. to add our company and several other companies as defendants. This complaint alleges that our products infringe U.S. Patent No. 7,539,190. These complaints seek both damages and a permanent injunction against us. The specific infringement allegations appear to focus on a PCI switch component that, while used in some of our products, is manufactured by a third-party supplier. This third-party supplier (which was found to infringe U.S. Patent Nos. 7,454,552 and 7,421,532 by a jury in a prior case) has agreed to indemnify and defend us with respect to these lawsuits. The judges have scheduled patent claim construction hearings for the first and second lawsuits on September 11, 2012 and September 6, 2012, respectively. Based upon our preliminary investigation of the patents identified in the complaints, we do not believe that our products infringe any valid or enforceable claim of these patents. Nevertheless, the costs associated with any actual, pending, or threatened litigation could negatively impact our operating results regardless of the actual outcome.

Moreover, on September 7, 2011, Solid State Storage Solutions, Inc., or S4, filed a lawsuit in U.S. District Court for the Eastern District of Texas against our company and eight other companies. The complaint alleges that our products infringe U.S. Patent Nos. 6,701,471; 7,234,087; 7,721,165; 6,370,059; 7,366,016; 7,746,697; 7,616,485; 6,341,085; 6,567,334; 6,347,051; 7,064,995; and 7,327,624. The complaint seeks both damages and a permanent injunction against us. We have limited information about the specific infringement allegations, but they appear to focus on storage controllers for flash memory and in particular to storage address mapping, I/O buffering, wear leveling, and reducing read latency in relation to interfacing with flash storage media. We use a custom programmed storage controller in our products. The Court has set a schedule calling for a patent claim construction hearing on January 9, 2013, and a trial commencing on July 1, 2013. Based on our preliminary investigation of the patents identified in the complaint, we do not believe that our products infringe any valid or enforceable claim of these patents. Nevertheless, the costs associated with any actual, pending, or threatened litigation could negatively impact our operating results regardless of the actual outcome.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify, and hold harmless our customers, suppliers, and channel partners from damages and costs which may arise from the infringement by our products of third-party patents, trademarks, or other proprietary rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. Our insurance may not cover intellectual property infringement claims. A claim that our products infringe a third party's intellectual property rights, if any, could harm our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.

Any intellectual property rights claim against us or our customers, suppliers, and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, could divert management resources and attention and could force us to acquire intellectual property rights and licenses, which may involve substantial royalty payments. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. An adverse determination also could invalidate our intellectual property rights and prevent us from offering our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. We may have to seek a license for the technology, which may not be available on reasonable terms or at all, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. Any of these events could seriously harm our business, operating results, and financial condition.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. As of August 20, 2012, we had 22 issued patents and 112 patent applications in the United States and 110 corresponding patent applications in foreign countries. We cannot assure you that any patents will issue with respect to our currently pending patent applications in a manner that gives us the protection that we seek, if at all, or that any patents issued to us will not be challenged, invalidated, or circumvented. Our currently issued patents and any patents that may issue in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property.

Protecting against the unauthorized use of our intellectual property, products, and other proprietary rights is expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results, and financial condition. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to defending intellectual property infringement claims and to enforcing their intellectual property rights than we have. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Effective patent, trademark, service mark, copyright, and trade secret protection may not be available in every country in which our products are available. An inability to adequately protect and enforce our intellectual property and other proprietary rights could seriously harm our business, operating results, and financial condition.

Our use of open source and third-party technology could impose limitations on our ability to commercialize our software.

We use open source software in our products. Although we monitor our use of open source software closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products for certain uses, to license portions of our source code at no charge, to re-engineer our technology or to discontinue offering some of our software in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results, and financial condition.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or enhance our existing products, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, operating results, financial condition, and prospects could be adversely affected.

If we do not successfully integrate our acquisition of IO Turbine, or if we do not otherwise achieve the expected benefits of the acquisition, our growth rate may decline and our operating results may be materially harmed.

In August 2011, we acquired IO Turbine, a provider of caching solutions for virtual environments, based in San Jose, California. If we fail to successfully integrate the business, operations, and technologies of IO Turbine, we may not realize the potential benefits of the acquisition. The integration of IO Turbine has resulted in the incurrence of ongoing expenses. If our integration effort is not successful, our results of operations could be harmed, employee morale could decline, key employees could leave, and customers could cancel existing orders or choose not to place new ones. Even if our integration efforts are successful, we may not achieve anticipated synergies or other benefits of the acquisition, including the anticipated benefits from the IO Turbine technology.

We may further expand through acquisitions of, or investments in, other companies, each of which may divert our management's attention, resulting in additional dilution to our stockholders and consumption of resources that are necessary to sustain and grow our business.

Our business strategy may, from time to time, include acquiring other complementary products, technologies, or businesses. We also may enter into relationships with other businesses in order to expand our product offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

These kinds of acquisitions or investments may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired business choose not to work for us, and we may have difficulty retaining the customers of any acquired business. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures, and become subject to adverse tax consequences, substantial depreciation or deferred compensation charges. These challenges related to acquisitions or investments could adversely affect our business, operating results, and financial condition.

Because our long-term success depends, in part, on our ability to expand the sales of our products to customers located outside of the United States, our business is susceptible to risks associated with international operations.

While we currently maintain limited operations outside of the United States, we have been expanding and intend to continue to expand these operations in the future. We have limited experience operating in foreign jurisdictions. Our inexperience in operating our business outside of the United States increases the risk that our international expansion efforts may not be successful. In addition, conducting and expanding international operations subjects us to new risks that we have not generally faced in the United States. These include: exposure to foreign currency exchange rate risk; difficulties in managing and staffing international operations; the increased travel, infrastructure, and legal compliance costs associated with multiple international locations; potentially adverse tax consequences; the burdens of complying with a wide variety of foreign laws, including trade barriers, and different legal standards; increased financial accounting and reporting burdens and complexities; political, social and economic instability abroad, terrorist attacks, and security concerns in general; and reduced or varied protection for intellectual property rights in some countries. The occurrence of any one of these risks could negatively affect our international business and, consequently, our business, operating results, and financial condition generally.

Adverse economic conditions or reduced datacenter spending may adversely impact our revenues and profitability.

Our operations and performance depend in part on worldwide economic conditions and the impact these conditions have on levels of spending on datacenter technology. Our business depends on the overall demand for datacenter infrastructure and on the economic health of our current and prospective customers. Weak economic conditions, or a reduction in datacenter spending, would likely adversely impact our business, operating results, and financial condition in a number of ways, including by reducing sales, lengthening sales cycles, and lowering prices for our products and services.

Governmental regulations affecting the import or export of products could negatively affect our revenue.

The U.S. and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales and adversely affect our revenue. In addition, failure to comply with such regulations could result in penalties, costs, and restrictions on export privileges, which would harm our operating results.

The terms of our loan and security agreement with a financial institution may restrict our ability to engage in certain transactions.

Pursuant to the current terms of our loan and security agreement with a financial institution, we are subject to financial covenants and cannot engage in certain transactions, including disposing of certain assets, incurring additional indebtedness, declaring dividends, acquiring or merging with another entity or leasing additional real property unless certain conditions are met or unless we receive prior approval from the financial institution. The loan and security agreement further limits our ability to make material changes to our management team or enter into transactions with affiliates. If the financial institution does not consent to any of these actions or if we are unable to comply with these covenants, we could be prohibited from engaging in transactions which could be beneficial to our business and our stockholders.

Our business is subject to the risks of earthquakes and other natural catastrophic events, and to interruption by man-made problems such as computer viruses or terrorism.

Our two largest facilities and our current contract manufacturers are located in the San Francisco Bay and Salt Lake City areas, which have heightened risks of earthquakes. We may not have adequate business interruption insurance to compensate us for losses that may occur from a significant natural disaster, such as an earthquake, which could have a material adverse impact on our business, operating results and financial condition. In addition, acts of terrorism or malicious computer viruses could cause disruptions in our or our customers' businesses or the economy as a whole. To the extent that these disruptions result in delays or cancellations of customer orders or the deployment of our products, our business, operating results, and financial condition would be adversely affected.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws, and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, and civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results, and financial condition.

Risks Related to Our Common Stock

The trading price of our common stock is likely to be volatile, and an active, liquid, and orderly market for our common stock may not be sustained.

Our common stock is currently traded on the New York Stock Exchange, but we can provide no assurance that there will be active trading on that market or any other market in the future. If there is not an active trading market or if the volume of trading is limited, the price of our common stock could decline and holders of our common stock may have difficulty selling their shares. In addition, the trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, after opening at $19.00 per share at the IPO, our common stock has experienced an intra-day trading high of $41.74 per share and a low of $14.90 per share through June 30, 2012. Some of the factors affecting our volatility include:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of technology companies in general, and of companies in our industry;
- actual or anticipated changes in our results of operations or fluctuations in our operating results;
- whether our operating results meet the expectations of securities analysts or investors;
- actual or anticipated changes in the expectations of investors or securities analysts;
- actual or anticipated developments in our competitors' businesses or the competitive landscape generally;
- litigation involving us, our industry or both;
- regulatory developments in the United States, foreign countries or both;
- general economic conditions and trends;
- major catastrophic events;
- sales of large blocks of our stock; or
- departures of key personnel.

The stock markets in general, and market prices for the securities of technology-based companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock is likely to be influenced by any research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts cover our company and one or more of these analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders will continue to have substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

As of August 20, 2012, our directors, executive officers, and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, own approximately 37% of the outstanding shares of our common stock. As a result, these stockholders, if acting together, could influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions, or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock. In addition, the significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

We have broad discretion in the use of the net proceeds that we received in our public offerings of common stock and may not use them effectively.

We have broad discretion in the application of the net proceeds from our public offerings of common stock in 2011 and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We have not allocated these net proceeds for any specific purposes. We might not be able to yield a significant return, if any, on any investment of these net proceeds. Stockholders will not have the opportunity to influence our management's decisions on how to use the net proceeds, and our failure to apply the funds effectively could have a material adverse effect on our business, and could cause the price of our common stock to decline.

We have never paid dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid any dividends on our common stock. In addition, our credit facility with a financial institution restricts our ability to pay dividends. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

We will continue to incur increased costs as a result of being a public company.

As a public company, we are incurring and will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, new rules implemented by the SEC and the New York Stock Exchange, require changes in corporate governance practices of public companies. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We will continue to incur additional costs associated with our public company reporting requirements. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers.

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay, or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- establish a classified board of directors so that not all members of our board of directors are elected at one time;
- authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- prohibit stockholders from calling a special meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and
- establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder and which may discourage, delay, or prevent a change of control of our company.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Part I. Item 1B. *Unresolved Staff Comments*

None.

Part I. Item 2. *Properties*

Our headquarters occupy approximately 150,000 square feet in Salt Lake City, Utah under leases that expire in September 2021. We have an option to extend these leases to September 2026. Our principal office for sales and marketing occupies approximately 79,000 square feet in San Jose, California, under a lease that expires in March 2019. We have an additional research and development office in Boulder, Colorado. We lease space in locations throughout the United States and various international locations for operations and sales personnel. We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Part I. Item 3. *Legal Proceedings*

On February 7, 2012, Entorian Technologies L.P., filed a lawsuit in the U.S. District Court for the District of Utah against our company. The complaint alleged that memory stacks included in some of our products infringe U.S. Patent No. 5,420,751, or the '751 patent, which expired in May 2012. Polystak, Inc. is our third-party supplier of the accused memory stack component. On March 1, 2012, Polystak filed a lawsuit against Entorian Technologies in the U.S. District Court for the Northern District of California. The complaint alleges that the '751 patent is invalid, and that Polystak's memory stacks do not infringe the '751 patent. On March 8, 2012, Entorian Technologies dismissed the lawsuit against us in Utah. On March 9, 2012, Entorian Technologies filed a counterclaim against us and Polystak in the Northern District of California lawsuit. The counterclaim alleges that Fusion-io and Polystak infringe the '751 patent and seeks damages, but it does not seek an injunction. The Court has set a schedule calling for a patent claim construction hearing on March 5, 2013. Polystak has agreed to indemnify and defend us with respect to these lawsuits.

On September 7, 2011, Solid State Storage Solutions, Inc., or S4, filed a lawsuit in U.S. District Court for the Eastern District of Texas against our company and eight other companies. The complaint alleges that our products infringe U.S. Patent Nos. 6,701,471; 7,234,087; 7,721,165; 6,370,059; 7,366,016; 7,746,697; 7,616,485; 6,341,085; 6,567,334; 6,347,051; 7,064,995; and 7,327,624. The complaint seeks both damages and a permanent injunction against us. We have limited information about the specific infringement allegations, but they appear to focus on storage controllers for flash memory and in particular to storage address mapping, I/O buffering, wear leveling, and reducing read latency in relation to interfacing with flash storage media. We use a custom programmed storage controller in our products. The Court has set a schedule calling for a patent claim construction hearing on January 9, 2013, and a trial commencing on July 1, 2013.

On May 18, 2011, Internet Machines LLC filed a lawsuit in U.S. District Court for the Eastern District of Texas against us and 20 other companies. The complaint alleges that our products infringe U.S. Patent Nos. 7,454,552; 7,421,532; 7,814,259; and 7,945,722. On August 26, 2011, Internet Machines MC LLC amended its prior complaint filed in U.S. District Court for the Eastern District of Texas against PLX Technology, Inc. to add our company and several other companies as defendants. This complaint alleges that our products infringe U.S. Patent No. 7,539,190. These complaints seek both damages and a permanent injunction against us. The specific infringement allegations appear to focus on a PCI switch component that, while used in some of our products, is manufactured by a third-party supplier. This third-party supplier (which was found to infringe the above identified U.S. Patent Nos. 7,454,552 and 7,421,532 by a jury in a prior case) has agreed to indemnify and defend us with respect to these lawsuits. The judges have scheduled patent claim construction hearings for the first and second lawsuits on September 11, 2012 and September 6, 2012, respectively.

Based on our preliminary investigations of the patents identified in the Entorian Technologies, Internet Machines and S4 complaints, we do not believe that our products infringe any valid or enforceable claim of the patents at issue in those complaints. Nevertheless, the costs associated with any actual, pending, or threatened litigation could negatively impact our operating results regardless of the actual outcome. In addition, we may, from time to time, be involved in various legal proceedings arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect our future results of operations, cash flows, or financial position.

Part I. Item 4. *Mine Safety Disclosures*

None.

Part II. Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market for Our Common Stock

Our common stock began trading publicly on the New York Stock Exchange under the ticker symbol "FIO" on June 9, 2011. Prior to that time, there was no public market for our common stock. The following table sets forth, for the period indicated, the high and low sale prices of our common stock as reported by the New York Stock Exchange since our initial public offering.

	High	Low
Fiscal 2011		
Fourth Quarter (beginning June 9, 2011 through June 30, 2011)	$36.98	$19.28
Fiscal 2012		
First Quarter	$35.67	$14.90
Second Quarter	$41.74	$16.83
Third Quarter	$33.87	$21.84
Fourth Quarter	$29.61	$17.45

On August 20, 2012, the closing stock price of our common stock was $28.94.

Holders of Record

As of August 20, 2012, there were approximately 70 holders of record of our common stock. This figure does not include a substantially greater number of "street name" holders or beneficial holders of our common stock whose shares are held of record by banks, brokers and other financial institutions.

Stock Performance Graph and Cumulative Total Return

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed to be "filed" with the SEC or to be "soliciting material" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and it shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

The following graph shows a comparison from June 9, 2011 (the date our common stock commenced trading on the New York Stock Exchange) through June 30, 2012 of the cumulative total return assuming a $100 investment in our common stock, the S&P 500 Index and the S&P 500 Information Technology Sector Index. Data for the S&P 500 Index and the S&P 500 Information Technology Sector Index assume reinvestment of dividends. The comparisons in this graph below are based on historical data and are not intended to forecast or be indicative of future performance of our common stock.

Comparison of Cumulative Total Return among Fusion-io, Inc., The S&P 500 and The S&P 500 Information Technology Sector Index


June 9, 2011 - June 30, 2012
Indexed Price Performance
155%
150%
145%
140%
135%
130%
125%
120%
115%
110%
105%
100%
95%
90%
85%
80%
6/9/2011
6/30/2011
7/31/2011
8/31/2011
9/30/2011
10/31/2011
11/30/2011
12/31/2011
1/31/2012
2/29/2012
3/31/2012
4/30/2012
5/31/2012
6/30/2012
FIO
S&P 500
S&P IT

Dividend Policy

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. In addition, the terms of our loan and security agreement with a financial institution currently prohibits us from paying cash dividends on our common stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and compliance with certain covenants under our loan and security agreement with the financial institution, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Equity Plan Information

Our equity plan information required by this item is incorporated by reference to the information in Part III, Item 12 of this annual report on Form 10-K.

Sales of Unregistered Securities

Warrants

In September 2008, the Registrant issued a warrant to purchase 125,800 shares of the Registrant's Series A convertible preferred stock to an accredited investor at an exercise price of

$1.093 per share. In October 2011, this warrant was net exercised at a value of $34.72 per share, resulting in the issuance of 121,839 shares of the Registrant's common stock.

Acquisition of IO Turbine

In August 2011, in connection with the acquisition of IO Turbine, Inc., the Registrant issued 2,047,003 shares of its common stock to stockholders of IO Turbine (including 413,688 unvested restricted stock awards), in accordance with the terms and conditions set forth in the merger agreement. Approximately 278,974 of such shares were deposited in escrow and held as partial security for indemnification obligations of the IO Turbine stockholders pursuant to the merger agreement, before being released in full from escrow in August 2012.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes the offers, sales and issuances of the securities to accredited investors were exempt from registration under the Securities Act by virtue of Rule 506 of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The Registrant believes the offers, sales and issuances of the securities to certain of its executive officers, directors and other accredited investors were exempt from registration under the Securities Act by virtue of Rule 504 of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. In addition, the Registrant believes the offer, sale and issuance of securities to stockholders of IO Turbine were exempt from registration under the Securities Act by virtue of Rule 506 of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships or other disclosures, to information about the Registrant. When the Registrant has relied on Rule 506 of Regulation D promulgated under the Securities Act, other than in connection with the issuance of securities to stockholders of IO Turbine, the investors in unregistered securities have been accredited investors. In connection with the issuance of securities to stockholders of IO Turbine, each former stockholder of IO Turbine executed an investment representation letter indicating that such stockholder was receiving the Registrant's shares with investment intent and provided information regarding their accreditation and sophistication (alone or when taken together with their purchaser representatives, as applicable). Based upon these investment representation letters, the Registrant believed that (i) no more than 35 of the stockholders of IO Turbine who participated in the issuance of the Registrant's shares in connection with the acquisition of IO Turbine were non-accredited investors and (ii) each non-accredited stockholder of IO Turbine who participated in the issuance of the Registrant's shares in connection with the acquisition of IO Turbine (either alone or with his purchaser representative, as applicable) had such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the investment in the offering. When we have relied on Section 4(2) of the Securities Act, we have received affirmative representations from the purchasers of unregistered securities regarding these purchasers' financial sophistication.

Use of Proceeds from Registered Securities

Our initial public offering of common stock, or IPO, was made pursuant to a registration statement on Form S-1 (File No. 333-172683), which the SEC declared effective on June 8, 2011. In the offering, we issued and sold 12,600,607 shares, including 1,845,000 shares sold pursuant to the full exercise by the underwriters of their over-allotment option, at an issuance price of $19.00 per share. The offering did not terminate until after the sale of all of the securities registered by the registration statement. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC acted as lead joint book-runners for the offering, and J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC acted as passive joint book-runners. As a result of the offering, we raised approximately $218.9 million in proceeds, net of underwriting discounts, commissions and offering expenses.

During fiscal 2012, we used approximately $17.6 million (net of cash acquired) of the net IPO proceeds to acquire IO Turbine. We intend to use the remaining net IPO proceeds for working capital and general corporate purposes, including expansion of our sales organization, further development and expansion of our product offerings and possible acquisitions of, or investments in, businesses, technologies or other assets. We have broad discretion in the way we use the net proceeds. Pending use of the net proceeds as described above, we intend to invest the net proceeds in U.S. government securities and short-term corporate securities such as money market funds. There has been no material change in the planned use of net IPO proceeds from that described in the final prospectus filed with the SEC pursuant to Rule 424(b) on June 9, 2011.

Purchases of Equity Securities by the Issuer

None.

Trading Plans

Our Insider Trading Policy permits directors, officers, and other employees covered under the policy to establish, subject to certain conditions and limitations set forth in the policy, written trading plans which are intended to comply with Rule 10b5-1 under the Securities Exchange Act, which permit automatic trading of common stock of Fusion-io, Inc. or trading of common stock by an independent person (such as a stockbroker) who is not aware of material, nonpublic information at the time of the trade. We are aware that certain of our directors and officers have entered into written trading plans, and we believe our directors and officers may establish such programs in the future.

Part II. Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto appearing elsewhere in this annual report on Form 10-K. We have derived the consolidated statement of operations data for fiscal 2010, 2011, and 2012 and consolidated balance sheet data as of June 30, 2011 and 2012 from audited consolidated financial statements included elsewhere in this report. The consolidated statement of operations data for fiscal year ended June 30, 2008 and 2009 and consolidated balance sheet data as of June 30, 2008, 2009, and 2010 were derived from audited consolidated financial statements that are not included in this annual report on Form 10-K. You should read the following selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our consolidated financial statements and the notes to consolidated financial statements, which are included in this annual report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended June 30,				
	2008	2009	2010	2011	2012
	(In thousands, except for per share data)				
Consolidated Statements of Operations Data:					
Revenue	$ 648	$ 10,150	$ 36,216	$197,204	$359,349
Gross profit	271	5,150	20,198	113,161	200,304
Total operating expenses	10,171	30,032	51,746	103,492	205,600
(Loss) income from operations	(9,900)	(24,882)	(31,548)	9,669	(5,296)
Net (loss) income	$ (9,975)	$(25,573)	$(31,716)	$ 4,555	$ (5,583)
Net (loss) income attributable to common stockholders	$ (9,975)	$(25,573)	$(32,464)	$ 4,555	$ (5,583)
Net (loss) income per common share, basic	$ (1.73)	$ (3.27)	$ (2.95)	$ 0.27	$ (0.06)
Net (loss) income per common share, diluted	$ (1.73)	$ (3.27)	$ (2.95)	$ 0.06	$ (0.06)

	As of June 30,				
	2008	2009	2010	2011	2012
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments(1)	$ 2,097	$ 17,533	$ 21,193	$219,604	$321,239
Inventories	707	3,993	25,148	35,622	59,457
Working capital(1)	766	17,485	32,157	270,079	386,973
Total assets(1)	4,566	28,216	59,452	317,286	541,020
Current and long-term deferred revenue	—	838	839	12,017	28,869
Current and long-term notes payable and capital lease obligations	—	279	444	108	—
Total liabilities	2,590	7,067	21,048	42,842	80,097
Total stockholders' (deficit) equity(1)	(11,214)	(35,647)	(66,109)	274,444	460,923

(1) The significant increase in this item from fiscal 2010 to 2011 was primarily due to our initial public offering, which was effective in June 2011, and the receipt of net proceeds of $218.9 million. The significant increase in this item from fiscal 2011 to 2012 was primarily due to our follow-on public offering of our common stock, which was effective in November 2011, and the receipt of net proceeds of $94.0 million.

Part II. Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read together with our consolidated financial statements and the notes to those statements included elsewhere in this annual report on Form 10-K. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about Fusion-io and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described in "Risk Factors" in Item 1A of this Form 10-K, in this Item 7, and elsewhere in this Form 10-K. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We provide next generation datacenter solutions that accelerate databases, virtualization, cloud computing, big data, and the applications that help drive business from the smallest e-tailers to some of the world's largest data centers, social media leaders, and Fortune Global 500 businesses. Our integrated hardware and software platform enables the decentralization of data from legacy architectures and specialized hardware. This core technology leverages flash memory to significantly increase datacenter efficiency, with enterprise grade performance, reliability, availability, and manageability.

We were incorporated in December 2005, and we initially focused on the engineering and development of our platform. We have experienced significant growth with revenue of $36.2 million, $197.2 million, and $359.3 million in fiscal 2010, 2011, and 2012, respectively. Our headcount increased from 262 employees as of June 30, 2010 to 441 employees as of June 30, 2011 and to 669 employees as of June 30, 2012.

We sell our products through our global direct sales force, OEMs, including Cisco, Dell, HP, and IBM, and other channel partners. Some of our OEMs and channel partners integrate our platform into their own proprietary product offerings. Our primary sales office is located in San Jose, California, and we also have additional sales presence in North America, Europe, and Asia.

Large purchases by a limited number of customers have accounted for a substantial majority of our revenue, and the composition of the group of our largest customers changes from period to period. Some of our customers make concentrated purchases to complete or upgrade specific large-scale data storage installations. These concentrated purchases are short-term in nature and are typically made on a purchase order basis rather than pursuant to long-term contracts. During fiscal 2010, 2011, and 2012, sales to the 10 largest customers in each period, including the applicable OEMs, accounted for approximately 75%, 92%, and 91% of revenue, respectively. Our direct customer Facebook, Apple, through a reseller, and OEM customer HP, each accounted for 36%, 24%, and 14% of our revenue, respectively, in fiscal 2011 and 30%, 25%, and 17% of our revenue, respectively, in fiscal 2012. We expect that sales to a limited number of customers will continue to contribute materially to our revenue for the foreseeable future.

We anticipate that sales through OEMs and other channel partners will continue to constitute a substantial portion of our future revenue. In some cases, our products must be designed or qualified into the OEM's products. If that fails to occur for a given product line of an OEM, we would likely be unable to sell our products to that OEM during the life cycle of that product, which would adversely affect our revenue. We expect that as we continue to expand our global presence and business overseas, we will increasingly depend on our OEM relationships in such markets.

We believe that extending our platform differentiation through software innovation will be critical to achieving broader market acceptance along with maintaining or increasing our gross margins. In this regard, our ioTurbine virtualization software, directCache data-tiering software, ioSphere platform management software, and the software development kit integrates and adds significant value to our platforms and we intend to continue adding software functionality to differentiate our products. The next generation VSL 3.0 virtualization software subsystem, for our next generation hardware platform is in full production. We continue to devote the majority of our research and development resources to software development, and if we are unable to successfully develop or acquire, and then market and sell additional software functionality, our ability to increase our revenue and gross margins could be adversely affected.

Our ioMemory forms the basis of our hardware offering and is designed as a portfolio of upgradeable modules, enabling faster time-to-market and increased extensibility, and it provides server-based storage memory, low access latency, field upgradeability, deep error correction, self-healing protection and native PCI Express connectivity. Our second generation ioMemory technology supports the latest NAND geometries, significantly increases performance and capacity, improves reliability while retaining the ability to build storage systems of varying capacity, performance, and form factors. At the heart of the ioMemory hardware is our proprietary field programmable data-path controller. It connects a large array of non-volatile memory chips natively to the server's PCI-Express 1.0 or 2.0 peripheral bus, and addresses the reliability issues of non-volatile memory with our Adaptive Flashback Protection advanced chip-level fault tolerance technology, which is capable of restoring, correcting, and resurrecting lost data in the Flash-based storage sub-system.

Our portfolio of storage memory products incorporates our ioMemory hardware modules and related VSL and caching software into our family of ioDrive, ioCache, and ioFX enterprise grade products. Our ioDrive, ioDrive2, ioCache, and ioFX products work in conjunction or are integrated with our ioTurbine virtualization caching software and directCache data-tiering software.

We outsource manufacturing of our hardware products using a limited number of contract manufacturers. We procure a majority of the components used in our products directly from third-party vendors and have them delivered to our contract manufacturers for manufacturing and assembly. Once our contract manufacturers perform sub-assembly and assembly quality tests, they are assembled to our specified configurations. We perform final manufacturing assurance tests, labeling, final configuration, including a final firmware installation and shipment to our customers.

As a consequence of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and other operating results, including gross margin and operating expenses as a percentage of our revenue, are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced significant percentage growth in our revenue, we do not believe that our historical growth rates are likely to be sustainable or indicative of future growth.

Recent Developments

In August 2011, we acquired IO Turbine, Inc., or IO Turbine, a provider of caching solutions for virtual environments, based in San Jose, California. The acquisition of IO Turbine is a key part of our strategy to enable enterprise customers to increase the utilization, performance, and efficiency of their datacenter resources, and extract greater value from their information assets. The aggregate consideration in the acquisition for all of IO Turbine's outstanding securities on a fully diluted basis was approximately $65.6 million, which consisted of (1) cash, (2) shares of our common stock valued at $28.40 per share, the closing sale price of our common stock on the closing date of the acquisition, and (3) the fair value (approximately $0.9 million) of assumed stock options and restricted stock awards attributable to pre-acquisition service. In addition, subsequent to the acquisition we will recognize up to approximately $26.4 million of stock-based compensation expense related to the fair value of assumed restricted stock awards and stock options, of which approximately $3.8 million was expensed immediately in connection with the acceleration of vesting of certain restricted stock awards and the remainder will be recognized over the underlying future service period of the assumed stock awards and stock options. The assets, liabilities, and operating results of IO Turbine are reflected in our consolidated financial statements from the date of acquisition. Approximately $3.6 million of cash and 278,974 shares were deposited in escrow and held for one year from the date of acquisition as partial security for indemnification obligations of the IO Turbine stockholders pursuant to the merger agreement, before being released in full from escrow in August 2012.

In November 2011, we completed a follow-on public offering of our common stock in which we sold and issued 3,000,000 shares at an issuance price of $33.00 per share. After deducting underwriting discounts and commissions and approximately $1.1 million in offering costs, we received approximately $94.0 million in net proceeds.

Components of Consolidated Statements of Operations

Revenue

We derive revenue primarily from the sale of our storage memory products and support services. We sell our storage memory platform through our global direct sales force, OEMs, and other channel partners. We provide our support services pursuant to support contracts, which involve hardware support, software support, and software upgrades on a when-and-if available basis, and typically have a one-year term. Revenue from support services for fiscal 2010, 2011, and 2012 represented less than $1.0 million, $4.5 million, and $14.6 million, respectively. In fiscal 2012, our software revenue was not significant to our consolidated statement of operations.

Cost of Revenue

Cost of revenue consists primarily of material costs including amounts paid to our suppliers and contract manufacturers for hardware components and assembly of those components into our products. The largest portion of our cost of revenue consists of the cost of non-volatile memory components. Given the commodity nature of memory components, neither we nor our contract manufacturers generally enter into long-term supply contracts for our product components, which can cause our cost of revenue to fluctuate. Cost of revenue is recorded when the related product revenue is recognized. Cost of revenue also includes costs related to allocated personnel expenses related to customer support, warranty costs, costs of shipping, and carrying value adjustments recorded for excess and obsolete inventory.

Operating Expenses

The largest component of our operating expenses is personnel costs, consisting of salaries, benefits, and incentive compensation for our employees, which includes stock-based compensation. Our headcount increased from 262 employees as of June 30, 2010 to 441 employees as of June 30, 2011, and to 669 employees as of June 30, 2012. As a result, operating expenses have increased significantly over these periods.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs, incentive compensation, marketing programs, travel-related costs, consulting expenses associated with sales and marketing activities and facilities-related costs.

Research and Development

Research and development expenses consist primarily of personnel costs, prototype expenses, amortization of an intangible asset, consulting services, depreciation associated with research and development equipment and facilities-related costs. We expense research and development costs as incurred.

General and Administrative

General and administrative expenses consist primarily of personnel costs, legal expenses, consulting and professional services, audit costs, and facility-related expenses for our executive, finance, human resources, information technology, and legal organizations.

Other income (expense), net

Other income (expense), net consists of changes in the fair value of a derivative related to a repurchase of our common stock, interest expense, interest income, realized gains and losses from investments, and transactional foreign currency gains and losses.

Trends in Our Business

Gross Margin

For fiscal 2012, gross margin decreased from fiscal 2011 mainly due to higher raw material costs associated with the early stage of the ioDrive2 product lifecycle and also related to product mix. We are now qualified with three NAND flash suppliers, and we believe there is potential for additional gross margin improvement; however, we plan to continue to balance driving market adoption with improving gross margin. While gross margin remains subject to fluctuations as a result of raw material costs and product mix, we currently anticipate our gross margin to improve slightly in fiscal 2013 compared to fiscal 2012 due to lower raw material costs and more normalized product mix.

Sales and Marketing

We plan to continue to invest in sales by increasing our sales headcount. Our sales personnel are typically not immediately productive and therefore the increase in sales and marketing expense when we add new sales representatives is not immediately offset by increased revenue and may not result in increased revenue over the long-term. The timing of our hiring of new sales personnel and the rate at which they generate incremental revenue could therefore affect our future period-to-period financial performance. We expect that sales and marketing expenses will continue to increase in absolute dollars and may fluctuate as a percentage of revenue as we expect to continue hiring new sales representatives. We also expect to expand marketing activities to drive sales opportunities and brand awareness.

Research and Development

We expect to continue to devote substantial resources to the development of our products including the development of new products. We believe that these investments are necessary to maintain and improve our competitive position. We expect that our research and development expenses will continue to increase in absolute dollars and may fluctuate as a percentage of revenue as we expect to continue to invest in additional engineering personnel and infrastructure required to support the development of new products and to enhance existing products.

General and Administrative

While we expect personnel costs, including stock-based compensation expense for employees and non-employees, to be the primary component of general and administrative expenses, we also expect to continue to incur significant legal and accounting costs related to compliance with rules and regulations implemented by the SEC. We expect that general and administrative expenses will continue to increase in absolute dollars and as a percentage of revenue primarily due to general growth of the business, infrastructure costs to support our international growth, and in legal costs related to intellectual property.

Results of Operations for the Fiscal Years Ended June 30, 2010, 2011 and 2012

Revenue

The following table presents our revenue for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended June 30,		Change in		Year Ended June 30,		Change in	
	2010	2011	$	%	2011	2012	$	%
Revenue	$36,216	$197,204	$160,988	445%	$197,204	$359,349	$162,145	82%

2010 Compared to 2011. Revenue increased $161.0 million from fiscal 2010 to fiscal 2011, primarily due to the increase in the overall volume of our products shipped.

2011 Compared to 2012. Revenue increased $162.1 million from fiscal 2011 to fiscal 2012, primarily due to the increase in the overall volume of our products shipped.

Revenue from the 10 largest customers, including the applicable OEMs, for each fiscal year was 75%, 92%, and 91% of revenue for fiscal 2010, 2011, and 2012, respectively. Three customers accounted for 36%, 24%, and 14% of our revenue in fiscal 2011 and 30%, 25%, and 17% of our revenue in fiscal 2012. No other customer accounted for 10% or greater of revenue in fiscal 2011 and 2012. Revenue from customers with a ship-to location in the United States accounted for 76%, 82%, and 74% of revenue for fiscal 2010, 2011, and 2012, respectively.

Cost of Revenue and Gross Margin

The following table presents our cost of revenue and gross margin for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended June 30,		Change in		Year Ended June 30,		Change in	
	2010	2011	$	%	2011	2012	%	%
Cost of revenue	$16,018	$ 84,043	$68,025	425%	$ 84,043	$159,045	$75,002	89%
Gross profit	20,198	113,161	92,963	460%	113,161	200,304	87,143	77%
Gross margin(1)	56%	57%			57%	56%		

(1) We define gross margin as our gross profit expressed as a percentage of total revenues

2010 Compared to 2011. Cost of revenue increased $68.0 million and gross profit increased $93.0 million from fiscal 2010 to fiscal 2011, primarily due to the increase in volume of product shipped. Gross margin increased due to efficiencies resulting from economies of scale as our revenue has increased. The increase was partially offset by sales of excess raw materials of approximately $4.0 million related to end-of-life products in fiscal 2011, which were sold at their approximate carrying value.

2011 Compared to 2012. Cost of revenue increased $75.0 million and gross profit increased $87.1 million from fiscal 2011 to fiscal 2012, primarily due to the increase in the volume of our products shipped. Our gross margin decreased from fiscal 2011 to fiscal 2012 due to higher raw material costs associated with the early stage of the ioDrive2 product lifecycle and also related to product mix.

Operating Expenses

Sales and Marketing

The following table presents our sales and marketing expenses for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended June 30,		Change in		Year Ended June 30,		Change in	
	2010	2011	$	%	2011	2012	$	%
Sales and marketing	$23,386	$55,698	$32,312	138%	$55,698	$87,171	$31,473	57%

2010 Compared to 2011. Sales and marketing expenses increased $32.3 million from fiscal 2010 to fiscal 2011, primarily due to an increase in the number of sales and marketing employees, from 123 as of June 30, 2010 to 232 as of June 30, 2011. This resulted in a $25.4 million increase in personnel-related costs, including a $9.6 million increase in commission expense. The increase was also due to a $2.4 million increase in marketing program costs, a $2.2 million increase in travel-related costs and a $0.8 million increase in allocated rent and facilities expenses.

2011 Compared to 2012. Sales and marketing expenses increased $31.5 million from fiscal 2011 to fiscal 2012, primarily due to an increase in sales and marketing personnel from 232 employees at the end of fiscal 2011 to 347 at the end of fiscal 2012, as we hired additional employees to focus on acquiring new customers and expanding our business. This increase in headcount resulted in a $23.5 million increase in personnel-related costs, including a $3.0 million increase in sales commissions. The majority of the remaining increase in sales and marketing expenses from fiscal 2011 to fiscal 2012 was due to a $2.9 million increase in product demonstration expenses, a $2.0 million increase in travel-related costs, and a $0.5 million increase in consulting services.

Research and Development

The following table presents our research and development expenses for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended June 30,		Change in		Year Ended June 30,		Change in	
	2010	2011	$	%	2011	2012	$	%
Research and development	$15,977	$27,238	$11,261	70%	$27,238	$60,006	$32,768	120%

2010 Compared to 2011. Research and development expenses increased $11.3 million from fiscal 2010 to fiscal 2011, primarily due to an increase in the number of research and development employees, from 97 as of June 30, 2010 to 152 as of June 30, 2011. This resulted in a $7.3 million increase in personnel-related costs. The increase was also due to a $1.7 million increase in manufacturing costs for new product prototypes, and a $1.2 million increase in allocated rent and facilities expenses.

2011 Compared to 2012. Research and development expenses increased $32.8 million from fiscal 2011 to fiscal 2012, primarily due to an increase in research and development personnel from 152 employees at the end of fiscal 2011 to 243 at the end of fiscal 2012, resulting in a $22.5 million increase in personnel-related costs. The increase was also due to a $3.1 million increase in manufacturing costs for new product prototypes, a $2.3 million increase in amortization expense for an intangible asset for developed technology acquired in the IO Turbine acquisition, a $1.7 million increase in engineering outside services, and a $1.0 million increase in depreciation expense.

General and Administrative

The following table presents our general and administrative expenses for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended June 30,		Change in		Year Ended June 30,		Change in	
	2010	2011	$	%	2011	2012	$	%
General and administrative . .	$12,383	$20,556	$8,173	66%	$20,556	$58,423	$37,867	184%

2010 Compared to 2011. General and administrative expenses increased $8.2 million from fiscal 2010 to fiscal 2011, primarily due to an increase in stock-based compensation of $4.6 million, of which $3.2 million specifically related to non-employee stock option awards and the significant increase in the fair value of these awards from period to period. In addition, the increase was due to the number of general and administrative employees, from 42 as of June 30, 2010 to 57 as of June 30, 2011. These increases contributed to a $7.9 million increase in personnel-related costs. The increase was offset by a $3.1 million decrease in legal costs, including a $1.0 million insurance claim reimbursement related to the resolution of litigation that was ongoing in fiscal 2010. The majority of the remaining increase was due to a $2.4 million increase in depreciation expense and a $0.5 million increase in professional accounting services.

2011 Compared to 2012. General and administrative expenses increased $37.9 million from fiscal 2011 to fiscal 2012, primarily due to an increase in stock-based compensation of $22.8 million, of which $5.2 million specifically related to non-employee stock option awards and the significant increase in the fair value of these awards from period to period and $3.8 million related to the acceleration of vesting of certain restricted stock awards assumed in connection with the acquisition of IO Turbine. In addition, the increase was due to the number of general and administrative employees, from 57 employees at the end of fiscal 2011 to 79 employees at the end of fiscal 2012. These increases contributed to a $26.8 million increase in personnel-related costs. The majority of the remaining increase was due to a $2.9 million increase in professional accounting and legal services, a $1.3 million increase in acquisition related costs due to the acquisition of IO Turbine, a $1.1 million increase in rent expense, and a $0.9 million increase in consulting costs.

Other Income (Expense), net

The following table presents our other income (expense), net for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended June 30,		Change in		Year Ended June 30,		Change in	
	2010	2011	$	%	2011	2012	$	%
Other income (expense), net	$(156)	$(3,420)	$(3,264)	(2,092)%	$(3,420)	$328	$3,748	110%

2010 Compared to 2011. Other income (expense), net changed by $3.3 million from fiscal 2010 to fiscal 2011, primarily due to $2.1 million increased expense attributable to the change in the fair value of a preferred stock warrant and a $1.0 million increase in other expense due to a change in the fair value of a common stock repurchase derivative liability.

2011 Compared to 2012. Other income (expense), net changed by $3.7 million from fiscal 2011 to fiscal 2012, primarily due to a decrease in interest expense of $2.3 million, which was primarily the result of a change in the fair value of a preferred stock warrant, and a decrease of $1.1 million in other expense, which was primarily the result of a change in the fair value of a common stock repurchase derivative liability.

Income Tax Expense

The following table presents our income tax expense for the periods indicated and related changes as compared to the prior periods (dollars in thousands):

	Year Ended June 30,		Change in		Year Ended June 30,		Change in	
	2010	2011	$	%	2011	2012	$	%
Income tax expense	$12	$1,694	$1,682	14,017%	$1,694	$615	$(1,079)	(64)%

2010 Compared to 2011. Income tax expense increased by $1.7 million due to income tax expense related to certain state jurisdictions for which taxable income existed and for which net operating loss carryforwards were not available, federal alternative minimum taxes, and foreign income taxes.

2011 Compared to 2012. Income tax expense decreased by $1.1 million, primarily due to a tax benefit we received in fiscal 2012 as a result of a partial reversal of the valuation allowance against our deferred tax assets as a result of a deferred tax liability recognized in connection with the acquisition of IO Turbine, as well as a tax provision benefit received related to stock-based awards. These were partially offset by state income taxes and foreign income taxes on current income in jurisdictions for which net operating loss carryforwards were not available as well as U.S. federal alternative minimum tax.

Selected Quarterly Results of Operations

The following table presents, unaudited selected quarterly consolidated results of operations data for each of the quarters presented. The unaudited consolidated financial statements for each of these quarters were prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. You should read this table in conjunction with our consolidated financial statements and the related notes located elsewhere in this filing. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Quarter Ended							
	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012
	(In thousands, expect for gross margin and per share data)							
Revenue	$27,046	$31,218	$67,251	$71,689	$74,385	$84,131	$94,237	$106,596
Gross profit	11,634	18,340	35,753	47,434	47,031	42,925	49,057	61,291
Gross margin(1)	43.0%	58.7%	53.2%	66.2%	63.2%	51.0%	52.1%	57.5%
Total operating expenses	17,379	20,289	28,024	37,800	42,366	46,972	53,981	62,281
(Loss) income from operations	(5,745)	(1,949)	7,729	9,634	4,665	(4,047)	(4,924)	(990)
Net (loss) income	$ (5,771)	$ (2,473)	$ 7,035	$ 5,764	$ 7,189	$ (5,709)	$ (4,676)	$ (2,387)
Net (loss) income per common share, basic	$ (0.46)	$ (0.19)	$ 0.50	$ 0.21	$ 0.09	$ (0.07)	$ (0.05)	$ (0.03)
Net (loss) income per common share, diluted	$ (0.46)	$ (0.19)	$ 0.09	$ 0.06	$ 0.07	$ (0.07)	$ (0.05)	$ (0.03)

(1) We define gross margin as our gross profit expressed as a percentage of total revenues

Revenue has increased sequentially in all of the quarters presented due to increases in the volume of products sold.

The gross margin for the three months ended December 31, 2010 increased sequentially due to a significantly lower volume of sales to a significant customer. Gross margin for the three months ended March 31, 2011 decreased sequentially primarily due to sales of excess raw materials of approximately $4.0 million related to end-of-life products, which were sold at their approximate carrying values and to a higher concentration of lower gross margin sales to a significant customer. Gross margin for the three months ended June 30, 2011 increased due to the higher gross margin mix of products sold.

The gross margin for the three months ended December 31, 2011 decreased sequentially due to higher raw material costs from the early stage of ioDrive 2 product lifecycle and the lower gross margin mix of products sold. Gross margin for the three months ended June 30, 2012 increased sequentially due to lower raw material costs and the higher gross margin mix of products sold.

Operating expenses in all quarters increased sequentially as we continued to add headcount and incurred related costs to accommodate our growth.

Liquidity and Capital Resources

Primary sources of liquidity

As of June 30, 2012, our principal sources of liquidity consisted of cash and cash equivalents of $321.2 million, net accounts receivable of $56.7 million, and amounts available under our revolving line of credit of approximately $21.8 million. In June 2011, we completed an initial public offering of our common stock, or IPO, in which we issued and sold 12,600,607 shares and received net proceeds of approximately $218.9 million. In November 2011, we completed a follow-on public offering of our common stock in which we issued and sold 3,000,000 shares and received net proceeds of approximately $94.0 million. We had working capital of $387.0 million as of June 30, 2012.

In August 2011, we used approximately $17.6 million (net of cash acquired) of the net IPO proceeds as partial consideration to purchase IO Turbine. We anticipate using the remaining net proceeds from our public offerings for working capital and general corporate purposes, including expansion of our sales organization, further development and expansion of our product offerings and possible acquisitions of, or investments in, businesses, technologies, or other assets. We have no present material understandings, commitments, or agreements to enter into any acquisitions or investments. Our excess cash is primarily invested in money market funds.

Historically, our primary sources of liquidity have been from customer payments for our products and services, the issuance of common and convertible preferred stock and convertible notes and proceeds from our revolving line of credit.

Cash Flow Analysis

	Year Ended June 30,		
	2010	2011	2012
		(In thousands)	
Net cash (used in) provided by:			
Operating activities	$(39,553)	$ (9,857)	$ 34,768
Investing activities	(14,298)	(916)	(41,574)
Financing activities	46,719	221,113	108,527

Operating Activities

Our operating cash flow primarily depends on the timing and amount of cash receipts from our customers, inventory purchases and payments for operating expenses.

Our net cash used in operating activities for fiscal 2010 was $39.6 million and was primarily due to an increase in our inventory balance of $21.2 million as a result of the increasing demand for our products. We also had headcount increases in all areas of our business from 172 employees as of June 30, 2009 to 262 employees as of June 30, 2010. Our net loss for 2010 was $31.7 million. Significant non-cash expenses included in net loss were stock-based compensation of $1.9 million and depreciation and amortization expense of $1.5 million.

Our net cash used in operating activities for fiscal 2011 was $9.9 million. During this period our operating cash outflows, which consisted primarily of purchases of inventory and investments made to hire additional headcount to support our current and anticipated growth, were partially offset by cash collections from our customers. Our net income for 2011 was $4.6 million. Significant non-cash expenses included in net income were stock-based compensation of $8.6 million, depreciation and amortization expense of $4.5 million and the non-cash expense recorded related to the convertible preferred stock warrant and the common stock repurchase derivative liability.

Our net cash provided by operating activities for fiscal 2012 was $34.8 million. During this period our operating cash inflows, which consisted primarily of cash collections from our customers, were partially offset by purchases of inventory and investments made to hire additional headcount to support our current and anticipated growth. Our net loss for 2012 was $5.6 million. Significant non-cash expenses included in net income were stock-based compensation of $42.6 million, depreciation and amortization expense of $9.0 million, and the non-cash expense recorded related to the convertible preferred stock warrant and the common stock repurchase derivative liability.

Investing Activities

Cash flows from investing activities primarily relate to purchases of computer equipment, leasehold improvements and property and equipment to support our growth. Investing activities also includes cash used for business acquisitions and purchases, sales, and maturities of our short-term investments in available-for-sale securities.

For fiscal 2010, our net cash used in investing activities was $14.3 million, including $13.9 million for purchases of short-term investments and $3.4 million for purchases of property and equipment.

In fiscal 2011, our net cash used in investing activities was $0.9 million and was primarily due to the cash used for the purchase of property and equipment of $13.0 million offset by net proceeds from the sale of short-term investments of $12.0 million and $0.1 million from the sale of property and equipment.

For fiscal 2012, our net cash used in investing activities was $41.6 million, including $24.0 million from purchases of property and equipment and $17.6 million for the acquisition of IO Turbine, net of cash acquired.

Financing Activities

Cash flows from financing activities primarily include net proceeds from issuances of common and convertible preferred stock and proceeds and payments related to issuances of convertible notes and loans from a financial institution.

We generated $46.7 million in net cash from financing activities in fiscal 2010, including $43.8 million of net proceeds from the issuance of our Series C convertible preferred stock, $5.0 million from the issuance of convertible notes and $4.0 million from a loan with a financial institution. We repaid the $4.0 million loan prior to the end of fiscal 2010.

We generated $221.1 million of net cash from financing activities in fiscal 2011, primarily due to $219.2 million in net proceeds from the issuance of common stock, $11.0 million that we borrowed from a financial institution, $1.5 million in proceeds from the exercise of stock options and a $1.2 million tax benefit from the exercise of stock options and $0.7 million related to a change in restricted cash. These increases were offset by the repayment of $11.3 million of notes payable and capital lease obligations and $1.2 million in repurchases of common stock.

We generated $108.5 million in cash from financing activities in fiscal 2012, primarily due to the $94.0 million in net proceeds from the issuance of common stock through our follow-on public offering, $13.3 million in net proceeds from our employee stock purchase plan and exercise of stock options, and $2.5 million from a tax benefit from the exercise of stock options, all offset by the payout of a common stock repurchase derivative liability of $1.1 million.

Revolving Line of Credit

In September 2010, we amended and restated our loan and security agreement, or the revolving line of credit, with a financial institution. The revolving line of credit allows us to borrow up to a limit of $25.0 million. A sublimit of $6.0 million for letters of credit, certain cash management services, and foreign exchange forward contracts applied until May 2012. The total balance of letters of credit outstanding at June 30, 2012 was $3.2 million, which reduces the amount we have available to borrow under the revolving line of credit. Prior to May 2012, borrowings under the revolving line of credit would have accrued interest at a floating per annum rate equal to one-half of one percentage point (0.50%) above the prime rate as published in the Wall Street Journal. An unused commitment fee equal to 0.375% of the difference between the $25.0 million limit and the average daily balance of borrowings outstanding each quarter was due on the last day of such quarter. Prior to May 2012, the revolving line of credit was secured by substantially all of our assets. We can make advances against the revolving line of credit until its maturity date in September 2012, at which time all unpaid principal and interest shall be due and payable.

In August 2011, we entered into an amendment to the revolving line of credit which provided for the consent of the financial institution with respect to the IO Turbine acquisition and certain amendments to provide us with further flexibility to consummate mergers and acquisitions permitted under the revolving line of credit.

In May 2012, we entered into a second amendment to the revolving line of credit. Pursuant to this amendment, the pricing on revolving line of credit was amended such that borrowings under the revolving line of credit accrue interest at a per annum rate equal to, at our option, a floating per annum rate equal to the prime rate as published in the Wall Street Journal, or the LIBOR rate (based on 1, 2, 3 or 6-month interest periods) plus a margin equal to two percent (2.00%) per annum. This amendment further provides for, among other things, (i) the reduction of the quarterly unused commitment fee to an amount equal to one-quarter of one percent (0.25%) per annum of the difference between the $25.0 million loan commitment and the average daily balance of borrowings outstanding on the last day of each quarter, (ii) the removal of the borrowing base formula and the sublimits restricting for the issuance of letters of credit, cash management services and foreign exchange forward contracts, and (iii) the release of the financial institution's security interest in all of our assets.

Under the terms of the revolving line of credit, we are required to maintain the following minimum financial covenants on a consolidated basis:

- A ratio of current assets to current liabilities plus, without duplication, any of our obligations to the financial institution, of at least 1.25 to 1.00.
- A tangible net worth of at least $25.0 million, plus 25% of the net proceeds we received from the sale or issuance of our equity or subordinated debt, such increase to be measured as of the last day of the quarter in which we received such proceeds.

As of June 30, 2012, no borrowings were outstanding under the revolving line of credit and we were in compliance with all covenants.

Future Capital Requirements

Our future capital requirements will depend on many factors, including our rate of revenue growth, possible acquisitions of, or investments in, businesses, technologies, or other assets, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts, and the expansion into new territories, the timing of new product introductions, the building of infrastructure to support our growth, the continued market acceptance of our products, and strategic investments in businesses.

We believe that our cash and cash equivalents and available amounts under the revolving line of credit, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Although we are not currently a party to any material agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, applications, or technologies, we may enter into these types of arrangements, which could require us to seek additional equity or debt financing. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences, and privileges senior to those of our current stockholders. We cannot assure you that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

Off Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Contractual Obligations and Material Commitments

The following is a summary of our contractual obligations as of June 30, 2012 (in thousands):

		Payments Due by Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
Operating lease obligations	$54,394	$ 5,625	$11,039	$11,595	$26,135
Purchase obligations(1)	35,794	35,794	—	—	—
Total	$90,188	$41,419	$11,039	$11,595	$26,135

(1) In May 2012, we entered into a minimum purchase commitment for raw materials inventory that ends in June 2013 and provides for a termination fee based on a percentage of the amount of raw

materials inventory not taken under the commitment. During fiscal 2012, we paid approximately $1.2 million under this commitment. As of June 30, 2012, approximately $35.8 million remains outstanding under this commitment. Purchase obligations under purchase orders or contracts that we can cancel without a significant penalty, such as routine purchases for operating expenses, are not included in the above table.

Operating lease payments primarily relate to our leases of office space with various expiration dates through 2021. During fiscal 2011 and 2012, we entered into new leases to expand our primary office facilities in Salt Lake City, Utah. The term of these leases includes an initial lease term that ends in September 2021, plus the option to extend the leases for an additional five years. These leases include rent holidays during the first year beginning with the lease effective date and increasing rental rates over the term of the leases. These leases also require us to provide the lessor letters of credit in aggregate of $3.0 million.

In January 2012, we entered into a lease agreement to lease approximately 79,000 square feet of office space located in San Jose, California. The lease term is for 82 months and ends in March 2019. The lease provides for monthly payments of rent during the term as set forth in the lease. The lease also includes rent holidays during the first year beginning with the lease effective date and increasing rental rates over the term of the lease. The lease allows for leasehold improvements up to $1.2 million to be paid by the landlord. We have relocated employees currently based in the Silicon Valley area to our San Jose facility.

Indemnification

We have agreed to indemnify our officers and directors for certain events or occurrences, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we have a director and officer insurance policy that provides corporate reimbursement coverage that limits our exposure and enables us to recover a portion of any future amounts paid. We are unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, we have no liabilities recorded for these agreements as of June 30, 2011 and 2012.

Many of our agreements with customers and channel partners, including OEMs and resellers, generally include certain provisions for indemnifying the channel partners and customers against third-party claims of intellectual property infringement arising from the use of our products. To date, we have not incurred any material costs as a result of such indemnification provisions and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, stock-based compensation, business combinations and impairment of long-lived and intangible assets including goodwill, inventory valuation, warranty liability, and income taxes have the greatest potential impact on our condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 1 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

We derive our revenue primarily from sales of products and support services and enter into multiple-element arrangements in the normal course of business with our customers and channel partners. In all of our arrangements, we do not recognize revenue until we can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and we deem collection to be reasonably assured. In making these judgments, we evaluate these criteria as follows:

- *Evidence of an Arrangement* — We consider a non-cancelable agreement or purchase order signed by a customer to be persuasive evidence of an arrangement.
- *Delivery has Occurred* — We consider delivery to have occurred when product has been delivered to the customer based on applicable shipping terms, and no post-delivery obligations exist other than ongoing support obligations under sold support services. In instances where customer acceptance is required, delivery is deemed to have occurred when customer acceptance has been achieved.
- *Fees are Fixed or Determinable* — We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, we recognize revenue net of estimated returns or if a reasonable estimate cannot be made, when the right to a refund or adjustment lapses.
- *Collection is Reasonably Assured* — We conduct a credit worthiness assessment on all our customers. Generally we do not require collateral. We continue to evaluate collectability by reviewing our customers' credit worthiness including a review of past transaction history. Payment terms are typically 30 to 75 days from the date of invoice. Collection is reasonably assured if, based upon our evaluation, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not reasonably assured, revenue is deferred and recognized upon the receipt of cash.

Some of our revenue arrangements are multiple-element arrangements because they are comprised of sales of both products and support services. For multiple-element arrangements, we evaluate whether each deliverable could be accounted for as separate units of accounting. A deliverable constitutes a separate unit of accounting when it has stand-alone value, and for an arrangement where a general right of return exists relative to a delivered item, delivery, or performance of the undelivered item must be considered probable and substantially in our control. Stand-alone value exists if the product or service is sold separately by us or by another vendor or could be resold by the customer. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

Our multiple-element arrangements typically include two elements: ioDrive hardware, which includes embedded VSL virtualization software, and support services. We have determined that our ioDrive hardware and the embedded VSL virtualization software are considered a single unit of accounting because the hardware and software individually do not have standalone value and are never sold separately. Support services are considered a separate unit of accounting as they are sold separately and have standalone value.

We allocate arrangement consideration at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence, or VSOE, if available; (2) third-party evidence, or TPE, if vendor-specific objective evidence is not available; and (3) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

- *VSOE* — We determine VSOE based on our historical pricing and discounting practices for the specific product or support service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for products or support services fall within a reasonably narrow pricing range. We have historically priced certain of our ioDrive products within a narrow range and have used VSOE to allocate the selling price of deliverables for these specific product sales.
- *TPE* — When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our products differ from those of our peers such that the comparable pricing of support services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services' selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.
- *BESP* — When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or support service was sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, sales volume, geographies, market conditions, competitive landscape, and pricing practices.

Our agreements with certain customers, including certain OEMs and other channel partners, contain provisions for sales returns, price protection, and rebates in limited circumstances. In limited circumstances and on an infrequent basis, even if we are not obligated to accept returned products, we may determine it is in our best interest to accept returns in order to maintain good relationships with our customers. We recognize revenue net of the effects of these estimated obligations at the time revenue is recorded.

We estimate product returns based upon our periodic analysis of historical returns as a percentage of revenue as well as known future returns. We periodically assess the accuracy of our historical estimates and to date the actual results have been reasonably consistent with our estimates. While we believe we have sufficient experience and knowledge of the market and customer buying patterns to reasonably estimate such returns, actual market conditions, or customer behavior could differ from our expectations and as a result, our actual results could change materially.

Our price protection obligations with certain OEMs and other channel partners require us to notify them of any decreases in pricing and to provide them with a refund or credit for any units of our product that they have on hand as of the date of the pricing change. Historically, most of our sales to our OEMs and other channel partners have an identified end-user at the time we ship our products and thus the amount of inventory carried by our OEMs and other channel partners at any given time is limited. To date, we have not issued refunds or credits to our OEMs and other channel partners for price protection.

Certain of our contracts allow for rebates that are based on a fixed percentage of our sales to the customer or sales to the end-user or a fixed dollar amount per unit. We recognize the amount of the rebates as a reduction of revenues when the underlying revenue is recognized.

Deferred revenue primarily represents customer billings in excess of revenue recognized, primarily for support services. Support services are typically billed in advance on an annual basis or at the inception of a multiple year support contract and revenue is recognized ratably over the support period of one to five years.

We also sell stand-alone software products. During the years ended June 30, 2010, 2011, and 2012, our software revenue was not significant to our consolidated statements of operations.

Business Combinations and Impairment of Long-lived and Intangible Assets, Including Goodwill

When we acquire businesses, we allocate the fair value of the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on the application of valuation models using historical experience and information obtained from the management of the acquired company and our understanding of the future projections. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain, unpredictable, and subject to refinement. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Periodically we assess potential impairment of our long-lived assets, which include property, equipment, and acquired intangible assets. We perform an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business strategy and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset. We amortize intangible assets on a straight-line basis over their estimated useful lives.

We test goodwill for impairment annually as of April 1, or whenever events or changes in circumstances indicate that goodwill may be impaired. We initially assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then we perform a first step by comparing the book value of net assets to the fair value of our single reporting unit. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. Based upon our assessment, we determined that it is not more-likely-than-not that the fair value of our single reporting unit is less than its carrying amount and no impairment was recognized during fiscal 2012.

Stock-Based Compensation

Under ASC 718, stock-based compensation cost for each award is estimated at the grant date based on the award's fair value as calculated by an option-pricing model and is recognized as expense over the requisite service period. We use the Black-Scholes-Merton option-pricing model which requires various highly judgmental assumptions including the estimated fair value of our common stock, volatility over the expected life of the option, stock option exercise and cancellation behaviors, risk-free interest rate, and expected dividends. We estimated the fair value of each employee option granted using the following assumptions for the periods presented.

	Year Ended June 30,		
	2010	2011	2012
Expected volatility	49%	48-60%	59-60%
Expected term (in years)	6.1	3.2-7.0	5.2-6.6
Risk-free interest rate	2.4-2.9%	0.6-2.7%	1.0-2.0%
Expected dividends	—	—	—

- *Volatility* — As we do not have a trading history for our common stock of sufficient length for purposes of the Black-Scholes-Merton option pricing model, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for a group of companies we consider our peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk, or other factors, along with considering the future plans of our company to determine the appropriate volatility over the expected life of the option. We used the daily price of these peers over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our peers' common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.
- *Expected Life* — The expected life was based on the simplified method allowed under SEC guidance, which is calculated as the average of the option's contractual term and weighted-average vesting period. We use this method as we have limited historical stock option data that is sufficient to derive a reasonable estimate of the expected life of an option.
- *Dividend Yield* — We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.
- *Risk-free Interest Rate* — The risk-free interest rate was determined by reference to the U.S. Treasury rates with the remaining term approximating the expected option life assumed at the date of grant.

In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. We estimate the forfeiture rate based on our historical experience. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly. If any of the assumptions used in the Black-Scholes-Merton stock-option model change significantly, the fair value and stock-based compensation expense on future grants is impacted accordingly and stock-based compensation expense may differ materially in the future from that recorded in the current period.

Prior to June 9, 2011, the date our common stock began trading on the New York Stock Exchange, the fair value of common stock had been determined by the board of directors at each grant date based on a variety of factors, including periodic valuations of our common stock, our financial position, historical financial performance, projected financial performance, valuations of publicly traded peer companies arm's-length sales of our common stock, and the illiquid nature of common stock.

Since our initial public offering, we determine the fair value of our common stock based on the closing price as quoted on the New York Stock Exchange, of our common stock on the stock option grant date.

Inventory Valuation

Inventories consist of raw materials, work in progress, and finished goods and are stated at the lower of cost (using the first-in, first-out method) or market value. Our finished goods consist of manufactured finished goods.

We assess the valuation of all inventories, including raw materials, work in progress and finished goods, on a periodic basis. Inventory carrying value adjustments are established to reduce the carrying amounts of our inventories to their net estimated realizable values. Carrying value adjustments are based on historical usage, expected demand and evaluation unit conversion rate. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. For example, because our revenue often is comprised of large, concentrated sales to a limited number of customers, we may carry high levels of inventory prior to shipment. In addition, in circumstances where a supplier discontinues the production of a key raw material component, such as a specific type of NAND Flash memory, we may be required to make significant "last-time" purchases in order to ensure supply continuity until the transition is made to products based on next generation components. If a significant order were cancelled after we had purchased the related inventory, or if estimates of "last-time" purchases exceed actual demand, we may be required to record additional inventory carrying value adjustments.

Warranty Liability

We provide our customers a standard limited product warranty of up to five years. Our standard warranties require us to repair or replace defective products during such warranty period at no cost to the customer. We estimate the costs that may be incurred under our standard limited warranty and record a liability in the amount of such costs at the time product sales are recognized. Factors that affect our warranty liability include the number of installed units, identified warranty issues, historical experience, and management's judgment regarding anticipated rates of warranty claims and cost per claim. We assess the adequacy of our recorded warranty liability each period and make adjustments to the liability as necessary.

Income Taxes

Significant judgment is required in determining our provision for income taxes and evaluating our uncertain tax positions. We record income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

We provide reserves as necessary for uncertain tax positions taken on our tax filings. First, we determine if the weight of available evidence indicates that a tax position is more-likely-than-not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Second, based on the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement we recognize any such differences as a liability. Because of our full valuation allowance against the net deferred tax assets, any change in our uncertain tax positions would generally not impact our effective tax rate.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, our forecast of future market growth, forecasted earnings, future taxable income, and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. Due to the net losses incurred and the uncertainty of realizing the deferred tax assets, for all the periods presented, we have a full valuation allowance against our deferred tax assets.

As of June 30, 2012, we had federal and state net operating loss carryforwards of $3.8 million and $30.4 million, respectively, federal and state research and development tax credit carryforwards in the amount of $4.0 million and $2.2 million, respectively, and a federal alternative minimum tax credit carryforward in the amount of $0.6 million. In the future, we intend to utilize any carryforwards available to us to reduce our tax payments. A limited amount of these carryforwards will be subject to annual limitations that may result in their expiration before some portion of them has been fully utilized.

Recently Issued and Adopted Accounting Pronouncements

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our condensed consolidated financial statements, see Note 1 "Description of Business and Summary of Significant Accounting Policies – Recently Issued and Adopted Accounting Pronouncements" in the notes to condensed consolidated financial statements.

Segments

Operating segments are defined in accounting standards as components of an enterprise about which separate financial information is available and is regularly evaluated by management, namely the chief operating decision maker of an organization, in order to make operating and resource allocation decisions. We have concluded that we operate in one business segment, which is the development, marketing and sale of storage memory products. Substantially, all of our revenue for all periods presented in the accompanying condensed consolidated statements of operations has been from sales of the ioDrive product line and related customer support services.

Certain Relationships and Related Party Transactions

For a discussion of certain relationships and related party transactions, see Note 11 — Related Party Transactions in the notes to consolidated financial statements.

Part II. Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Foreign Currency Risk

Our international sales and marketing operations incur expenses that are denominated in foreign currencies. Although our international operations are currently immaterial compared to our operations in the United States, we expect to continue to expand our international operations which will increase our potential exposure to fluctuations in foreign currencies. Our exposures are to fluctuations in exchange rates primarily for the U.S. dollar versus the euro and the British pound. Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. In order to decrease the inherent risk associated with translation of foreign cash balances into our reporting currency, we have not maintained excess cash balances in foreign currencies. As of June 30, 2012, we had approximately $1.2 million of cash in foreign accounts. To date, we have not hedged our exposure to changes in foreign currency exchange rates and, as a result, could incur unanticipated translation gains and losses. Through June 30, 2012, all of our sales were billed in U.S. dollars and therefore not subject to direct foreign currency risk.

Part II. Item 8. ***Consolidated Financial Statements and Supplementary Data***

The Consolidated Financial Statements and Schedule listed in the Index to Financial Statements, Schedules and Exhibits on page F-1 are filed as part of this report.

Part II. Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Part II. Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed, as defined in Rule 13a-15(F) under the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

In connection with the preparation of our annual consolidated financial statements, our management has undertaken an assessment of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework. Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting practices, and our overall control environment. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of June 30, 2012. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report on our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the fourth quarter of fiscal 2012, we implemented an enterprise resource planning, or ERP, system in our U.S. operations. During fiscal 2013 we plan to continue to enhance the ERP system and continue to improve and enhance our system of internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Part II. Item 9B. *Other Information*

None.

Part III.

We are incorporating by reference the information required by Part III of this report on Form 10-K from our proxy statement relating to our 2012 annual meeting of stockholders (the "2012 Proxy Statement"), which will be filed with the SEC within 120 days after the end of fiscal 2012.

Part III. Item 10. *Directors, Executive Officers, and Corporate Governance*

The information required by this item is included under the captions "Election of Directors — Nominees," "Election of Directors — Board Meetings and Committees," "Information Concerning Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2012 Proxy Statement and incorporated herein by reference.

Part III. Item 11. *Executive Compensation*

The information required by this item is included under the captions "Election of Directors — Compensation of Non-Employee Directors," "Election of Directors — Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Executive Compensation" in the 2012 Proxy Statement and incorporated herein by reference.

Part III. Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2012 Proxy Statement and incorporated herein by reference.

Part III. Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is included under the captions "Certain Relationships and Related Person Transactions" and "Election of Directors — Board Meetings and Committees" in the 2012 Proxy Statement and incorporated herein by reference.

Part III. Item 14. *Principal Accounting Fees and Services*

The information required by this item is included under the caption "Ratification of Appointment of the Independent Registered Public Accounting Firm" under the subheading of "Fees Paid to Ernst & Young, LLP" in the 2012 Proxy Statement and incorporated herein by reference.

Part IV. Item 15. *Exhibits, Consolidated Financial Statements, and Financial Statement Schedules*

(a)(1) *Consolidated Financial Statements*

We have filed the consolidated financial statements listed in the Index to Consolidated Financial Statements, Schedules, and Exhibits on page F-1 as a part of this annual report on Form 10-K.

(a)(2) *Financial Statement Schedules*

All financial statement schedules have been omitted because they are not applicable, not material, or the required information is shown in the consolidated financial statements or the notes thereto.

(a)(3) *Exhibits*

The exhibits listed below are filed as part of this annual report on Form 10-K.

			Incorporated by Reference			
Exhibit No.	Exhibit Description	Filed Herewith	Form	File No.	Exhibit No.	Filing Date
2.1	Agreement and Plan of Reorganization, dated as of August 4, 2011, by and between the Registrant, IO Turbine, Inc. and certain other parties		8-K	001-35188	2.1	08/05/2011
3.1	Amended and Restated Certificate of Incorporation of the Registrant		10-K	001-35188	3.1	09/02/2011
3.2	Amended and Restated Bylaws of the Registrant		10-K	001-35188	3.2	09/02/2011
4.1	Specimen common stock certificate of the Registrant		S-1/A	333-172683	4.1	05/23/2011
4.2	Second Amended and Restated Investors' Rights Agreement, dated as of April 7, 2010 between the Registrant and certain holders of the Registrant's capital stock named therein		S-1	333-172683	4.2	03/09/2011
4.3	Warrant to Purchase Stock issued by the Registrant to Silicon Valley Bank, dated September 10, 2008		S-1	333-172683	4.3	03/09/2011
10.1A*	Form of Indemnification Agreement by and between the Registrant and certain of its directors and officers		S-1/A	333-172683	10.1A	05/23/2011
10.1B*	Form of Indemnification Agreement by and between the Registrant and certain of its directors affiliated with investment funds and such investment funds		S-1/A	333-172683	10.1B	05/23/2011

Exhibit No.	Exhibit Description	Incorporated by Reference				
		Filed Herewith	Form	File No.	Exhibit No.	Filing Date
10.2*	2006 Stock Option Plan and Form of Stock Option Agreement under 2006 Stock Option Plan		S-1	333-172683	10.2	03/09/2011
10.3*	2008 Stock Incentive Plan and Form of Stock Option Agreement under 2008 Stock Incentive Plan		S-1	333-172683	10.3	03/09/2011
10.4*	2010 Executive Stock Incentive Plan and Related Forms		S-1	333-172683	10.4	03/09/2011
10.5*	2011 Equity Incentive Plan and Related Forms		S-1/A	333-172683	10.5	05/23/2011
10.6*	2011 Employee Stock Purchase Plan and Form of Purchase Agreement under 2011 Employee Stock Purchase Plan		S-1/A	333-172683	10.6	05/23/2011
10.7*	Form of Non-Plan Stock Option Agreement between the Registrant and certain of its officers		S-1	333-172683	10.7	03/09/2011
10.8*	Second Amended and Restated Employment Agreement between the Registrant, David Flynn and Sandusky Investments, Ltd., dated as of April 7, 2010		S-1	333-172683	10.8	03/09/2011
10.9*	Amended and Restated Employment Agreement between the Registrant, Rick White and West Coast VC, LLC, dated as of December 31, 2008		S-1	333-172683	10.9	03/09/2011
10.9A*	Amendment Number One to Amended and Restated Employment Agreement between the Registrant, Rick White and West Coast VC, LLC, dated as of March 7, 2011		S-1	333-172683	10.9A	03/09/2011
10.10*	Form of Involuntary Termination Severance Agreement between the Registrant and certain of its officers		S-1	333-172683	10.10	03/09/2011
10.10A*	Involuntary Termination Severance Agreement between the Registrant and Dennis P. Wolf, dated as of August 11, 2010		S-1/A	333-172683	10.10A	04/18/2011
10.11*	Transition Agreement and Release between the Registrant and David R. Bradford, dated as of September 21, 2010		S-1	333-172683	10.11	03/09/2011

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit No.	Filing Date
10.12	Lease Agreement between the Registrant and NOP Cottonwood 2825, LLC, dated May 28, 2010 (Building 10)		S-1	333-172683	10.12	03/09/2011
10.12A	First Amendment to Lease Agreement between Registrant and NOP Cottonwood 2825, LLC, dated August 16, 2011 (Building 10)		10-Q/A	001-35188	10.2	11/16/2011
10.12B	Second Amendment to Lease Agreement between Registrant and NOP Cottonwood 2825, LLC, dated December 2, 2011 (Building 10)		10-Q	001-35188	10.1	02/09/2012
10.13	Lease Agreement between the Registrant and NOP Cottonwood 2855, LLC, dated May 28, 2010 (Building 11)		S-1	333-172683	10.13	03/09/2011
10.13A	First Amendment to Lease Agreement between Registrant and NOP Cottonwood 2855, LLC, dated September 6, 2011 (Building 11)		10-Q/A	001-35188	10.3	11/16/2011
10.13B	Second Amendment to Lease Agreement between Registrant and NOP Cottonwood 2855, LLC, dated July 10, 2012 (Building 11)	X				
10.14	Office Lease Agreement between the Registrant and Bixby Technology Center, LLC, dated May 29, 2009		S-1	333-172683	10.14	03/09/2011
10.15A	Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated September 13, 2010		S-1	333-172683	10.15	03/09/2011
10.15B	First Amendment to Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of August 4, 2011		8-K	001-35188	10.1	08/05/2011
10.15C	Second Amendment to Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of May 16, 2012		8-K	001-35188	10.1	05/18/2012
10.16*	Offer Letter between the Registrant and Dennis Wolf, dated November 4, 2009		S-1/A	333-172683	10.16	05/06/2011

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit No.	Filing Date
10.17*	Offer Letter between the Registrant and Jim Dawson, dated April 1, 2008		S-1/A	333-172683	10.17	05/06/2011
10.18*	Offer Letter between the Registrant and Lance Smith, dated April 29, 2008 as supplemented by an Offer Letter dated December 26, 2008		S-1/A	333-172683	10.18	05/06/2011
10.19*	Executive Incentive Compensation Plan, adopted by the Registrant on May 16, 2011		S-1/A	333-172683	10.19	05/23/2011
10.20*	IO Turbine, Inc. 2009 Equity Incentive Plan		10-K	001-35188	10.20	09/02/2011
10.21	Office Lease, dated as of January 13, 2012 and executed on January 20, 2012, by and between Fusion-io, Inc. and LaSalle Montague, Inc.		10-Q	001-35188	10.1	05/10/2012
21.1	Subsidiaries of the Registrant	X				
23.1	Consent of Ernst & Young LLP Independent Registered Public Accounting Firm	X				
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
101.INS**	XBRL Instance Document					
101.SCH**	XBRL Taxonomy Schema Linkbase Document					
101.CAL**	XBRL Taxonomy Calculation Linkbase Document					
101.DEF**	XBRL Taxonomy Definition Linkbase Document					

Exhibit No.	Exhibit Description	Incorporated by Reference				
		Filed Herewith	Form	File No.	Exhibit No.	Filing Date
101.LAB**	XBRL Taxonomy Labels Linkbase Document					
101.PRE**	XBRL Taxonomy Presentation Linkbase Document					

* Indicates a management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed.

Signatures

Pursuant to the requirements of the Section 13 or 15(d) Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fusion-io, Inc.

By: /s/ DAVID A. FLYNN
David A. Flynn
Chief Executive Officer and President

August 27, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on August 27, 2012.

Signature	Title
/s/ DAVID A. FLYNN David A. Flynn	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ DENNIS P. WOLF Dennis P. Wolf	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)
/s/ FOREST BASKETT, Ph.D. Forest Baskett, Ph.D.	Director
/s/ H. RAYMOND BINGHAM H. Raymond Bingham	Director
/s/ DANA L. EVAN Dana L. Evan	Director
/s/ SHANE V. ROBISON Shane V. Robison	Director
/s/ SCOTT D. SANDELL Scott D. Sandell	Director
/s/ RICK C. WHITE Rick C. White	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Fusion-io, Inc.

We have audited the accompanying consolidated balance sheets of Fusion-io, Inc. as of June 30, 2011 and 2012, and the related consolidated statements of operations, convertible preferred stock, stockholders' (deficit) equity and comprehensive (loss) income, and cash flows for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fusion-io, Inc. as of June 30, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fusion-io, Inc.'s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
August 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Fusion-io, Inc.

We have audited Fusion-io, Inc.'s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Fusion-io, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fusion-io, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fusion-io, Inc. as of June 30, 2011 and 2012, and the related consolidated statements of operations, convertible preferred stock, stockholders' (deficit) equity and comprehensive (loss) income, and cash flows for each of the three years in the period ended June 30, 2012 and our report dated August 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
August 27, 2012

FUSION-IO, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2011	June 30, 2012
Assets		
Current assets:		
Cash and cash equivalents	$219,604	$321,239
Accounts receivable, net of allowances of $2,064 and $953 as of June 30, 2011 and 2012, respectively	44,374	56,720
Inventories	35,622	59,457
Prepaid expenses and other current assets	3,866	9,224
Total current assets	303,466	446,640
Property and equipment, net	13,743	31,245
Intangible assets, net	—	8,164
Goodwill	—	54,777
Other assets	77	194
Total assets	$317,286	$541,020
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 9,314	$ 9,765
Accrued and other current liabilities	15,043	29,187
Deferred revenue	9,030	20,715
Total current liabilities	33,387	59,667
Deferred revenue, less current portion	2,987	8,154
Other liabilities	6,468	12,276
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0002 par value; 10,000,000 shares authorized as of June 30, 2011 and 2012; no shares issued and outstanding as of June 30, 2011 and 2012	—	—
Common stock, $0.0002 par value; 500,000,000 shares authorized as of June 30, 2011 and 2012; 81,149,569 and 93,391,415 shares issued and outstanding as of June 30, 2011 and 2012, respectively	16	19
Additional paid-in capital	339,389	531,478
Accumulated other comprehensive income (loss)	15	(15)
Accumulated deficit	(64,976)	(70,559)
Total stockholders' equity	274,444	460,923
Total liabilities and stockholders' equity	$317,286	$541,020

See accompanying notes to consolidated financial statements

FUSION-IO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended June 30,		
	2010	2011	2012
Revenue	$ 36,216	$197,204	$359,349
Cost of revenue	16,018	84,043	159,045
Gross profit	20,198	113,161	200,304
Operating expenses:			
Sales and marketing	23,386	55,698	87,171
Research and development	15,977	27,238	60,006
General and administrative	12,383	20,556	58,423
Total operating expenses	51,746	103,492	205,600
(Loss) income from operations	(31,548)	9,669	(5,296)
Other income (expense):			
Interest income	90	35	384
Interest expense	(246)	(2,455)	(177)
Other (expense) income	—	(1,000)	121
(Loss) income before income taxes	(31,704)	6,249	(4,968)
Income tax expense	(12)	(1,694)	(615)
Net (loss) income	(31,716)	4,555	(5,583)
Deemed dividend on repurchase of Series B convertible preferred stock	(748)	—	—
Net (loss) income attributable to common stockholders	$(32,464)	$ 4,555	$ (5,583)
Net (loss) income per common share:			
Basic	$ (2.95)	$ 0.27	$ (0.06)
Diluted	$ (2.95)	$ 0.06	$ (0.06)
Weighted average number of shares:			
Basic	11,012	16,762	87,674
Diluted	11,012	81,654	87,674

See accompanying notes to consolidated financial statements

FUSION-IO, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS' (DEFICIT) EQUITY AND COMPREHENSIVE (LOSS) INCOME

(In thousands, except share data)

	Convertible Preferred Stock		Stockholders' (Deficit) Equity						
			Common Stock						
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' (Deficit) Equity	Comprehensive (Loss) Income
Balance as of June 30, 2009	39,380,352	$ 56,796	12,990,019	$ 3	$ 1,486	$ —	$ (37,136)	$ (35,647)	
Exercise of stock options	—	—	620,462	—	133	—		133	
Issuance of Series B convertible preferred stock, net of issuance costs of $43	2,075,000	4,107	—	—	—	—	—	—	
Repurchases of Series B convertible preferred stock (as restated)	(542,961)	(1,086)	—	—	(748)	—	—	(748)	
Conversion of convertible notes into Series C convertible preferred stock	1,302,237	5,038	—	—	—	—	—	—	
Issuance of Series C convertible preferred stock, net of issuance costs of $94	10,274,444	39,658	—	—	—	—	—	—	
Issuance of warrant to purchase common stock for services provided	—	—	—	—	11	—	—	11	
Stock-based compensation	—	—	—	—	1,856	—	—	1,856	
Foreign currency translation adjustment	—	—	—	—	—	(2)	—	(2)	$ (2)
Unrealized gain on available for sale securities	—	—	—	—	—	4	—	4	4
Net loss	—	—	—	—	—		(31,716)	(31,716)	(31,716)
Balance as of June 30, 2010	52,489,072	$ 104,513	13,610,481	$ 3	$ 2,738	$ 2	$ (68,852)	$ (66,109)	$ (31,714)
Issuance of common stock, net of issuance costs of $3,789	—	—	12,660,607	2	219,168	—	—	219,170	
Exercise of stock options	—	—	2,541,909	1	1,545	—	—	1,546	
Exercise of common stock warrant	—	—	12,500	—	25	—	—	25	
Conversion of convertible preferred stock into common stock	(52,489,072)	(104,513)	52,489,072	10	104,503	—	—	104,513	
Reclassification of convertible preferred stock warrant liability upon conversion to common stock warrant	—	—	—	—	2,280	—	—	2,280	
Repurchase of common stock	—	—	(165,000)	—	(661)	—	(679)	(1,340)	
Stock-based compensation	—	—	—	—	8,637	—	—	8,637	

FUSION-IO, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS' (DEFICIT) EQUITY AND COMPREHENSIVE (LOSS) INCOME – (Continued)
(In thousands, except share data)

	Convertible Preferred Stock		Stockholders' (Deficit) Equity						
			Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' (Deficit) Equity	Comprehensive (Loss) Income
	Shares	Amount	Shares	Amount					
Income tax benefit from stock option exercises	—	—	—	—	1,154	—	—	1,154	
Foreign currency translation adjustment	—	—	—	—	—	17	—	17	$ 17
Reclassification of unrealized gain into net income on available for sale securities	—	—	—	—	—	(4)	—	(4)	(4)
Net income	—	—	—	—	—	—	4,555	4,555	4,555
Balance as of June 30, 2011	—	$ —	81,149,569	$ 16	$ 339,389	$ 15	$ (64,976)	$ 274,444	$ 4,568
Issuance of common stock, net of issuance costs of $1,063	—	—	3,000,000	1	93,976	—	—	93,977	
Exercise of stock options	—	—	7,128,528	1	8,209	—	—	8,210	
Issuance of restricted stock awards and restricted stock units, net of repurchases	—	—	45,390	—	(44)	—	—	(44)	
Issuance of common stock under employee stock purchase plan	—	—	148,938	—	2,405	—	—	2,405	
Exercise of common stock warrant	—	—	121,839	—	—	—	—	—	
Issuance of common stock to former IO Turbine stockholders	—	—	1,633,315	1	43,485	—	—	43,486	
Estimated fair value of stock options assumed in connection with business acquisition	—	—	—	—	884	—	—	884	
Vesting of common shares subject to repurchase	—	—	163,836	—	17	—	—	17	
Stock-based compensation	—	—	—	—	40,657	—	—	40,657	
Foreign currency translation adjustment	—	—	—	—	—	(30)	—	(30)	$ (30)
Income tax benefit from stock option exercises	—	—	—	—	2,500	—	—	2,500	
Net loss	—	—	—	—	—	—	(5,583)	(5,583)	$ (5,583)
Balance as of June 30, 2012	—	$ —	93,391,415	$ 19	$ 531,478	$ (15)	$ (70,559)	$ 460,923	$ (5,613)

See accompanying notes to consolidated financial statements

FUSION-IO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended June 30,		
	2010	2011	2012
Operating activities:			
Net (loss) income	$(31,716)	$ 4,555	$ (5,583)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	1,498	4,547	9,009
Stock-based compensation	1,867	8,637	42,645
Excess tax benefit from stock-based awards	—	(1,154)	(2,500)
Deferred taxes	—	—	(2,782)
Other non-cash items	231	3,185	(26)
Changes in operating assets and liabilities:			
Accounts receivable, net	(3,420)	(38,793)	(12,346)
Inventories	(21,155)	(10,474)	(23,835)
Prepaid expenses and other assets	(607)	(2,549)	(5,430)
Accounts payable	8,222	(593)	(249)
Accrued and other liabilities	5,526	11,604	19,013
Deferred revenue	1	11,178	16,852
Net cash (used in) provided by operating activities	(39,553)	(9,857)	34,768
Investing activities:			
Purchases of short-term investments	(13,910)	—	—
Proceeds from the sale of short-term investments	2,293	11,964	—
Proceeds from maturities of short-term investments	761	—	—
Business acquisition, net of cash acquired	—	—	(17,578)
Proceeds from the sale of property and equipment	—	152	1
Purchases of property and equipment	(3,442)	(13,032)	(23,997)
Net cash used in investing activities	(14,298)	(916)	(41,574)
Financing activities:			
Proceeds from issuance of convertible preferred stock	43,765	—	—
Repurchases of convertible preferred stock	(1,834)	—	—
Repurchases of common stock	—	(1,223)	(1,067)
Proceeds from a loan from a financial institution	4,000	11,000	—
Repayment of notes payable and capital lease obligations	(4,179)	(11,254)	(110)
Proceeds from exercises of stock options	133	1,546	8,210
Issuance of restricted awards and restricted stock units, net of repurchases	—	—	(44)
Proceeds from issuance of common stock, net of issuance costs	—	219,170	93,977
Proceeds from exercise of common stock warrant	—	25	—
Proceeds from issuance of common stock under employee stock purchase plan	—	—	5,061
Excess tax benefit from stock option exercises	—	1,154	2,500
Change in restricted cash	(166)	695	—
Proceeds from issuance of convertible notes	5,000	—	—
Net cash provided by financing activities	46,719	221,113	108,527
Effect of exchange rate changes on cash and cash equivalents	(1)	45	(86)
Net (decrease) increase in cash and cash equivalents	(7,133)	210,385	101,635
Cash and cash equivalents at the beginning of period	16,352	9,219	219,604
Cash and cash equivalents at the end of period	$ 9,219	$219,604	$321,239
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 122	$ 427	$ 146
Supplemental disclosure of noncash investing and financing activities:			
Conversion of convertible notes and interest into convertible preferred stock	$ 5,038	$ —	$ —
Assets acquired under capital leases	334	—	—
Conversion of convertible preferred stock to common stock	—	104,513	—
Reclassification of convertible preferred stock warrant liability upon conversion to common stock warrant	—	2,280	—
Vesting of common shares subject to repurchase	—	—	17

See accompanying notes to consolidated financial statements

FUSION-IO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Fusion-io, Inc. (the "Company" or "Fusion-io") provides an enterprise storage memory platform, based on the Company's ioMemory hardware with VSL storage virtualization software, automated data-tiering and virtualization caching software, and datacenter management software. The Company was originally incorporated in the state of Nevada in December 2005 and in June 2010 was reincorporated in the state of Delaware as Fusion-io, Inc. The Company sells its products and services through its global direct sales force, original equipment manufacturers ("OEMs"), and other channel partners.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Segment and Geographic Information

Operating segments are defined in accounting standards as components of an enterprise about which separate financial information is available and is regularly evaluated by management, namely the chief operating decision maker of an organization, in order to make operating and resource allocation decisions. The Company has concluded it operates in one business segment, which is the development, marketing, and sale of storage memory platforms. Substantially all of the Company's revenue for all periods presented in the accompanying consolidated statements of operations has been from sales of the ioDrive product line and related customer support services. The Company's headquarters and most of its operations are located in the United States; however, it conducts sales activities through sales offices in Europe and Asia. Revenue recognized from sales with a ship-to location outside of the United States was 24%, 18%, and 26% for fiscal years 2010, 2011, and 2012, respectively. No country outside of the United States accounted for 10% or greater of revenue for all periods presented. Long-lived assets located outside of the United States were not material for all periods for which a consolidated balance sheet is presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, the Company evaluates its significant estimates, including those related to revenue recognition, sales returns, accounting for business combinations and impairment of long-lived and intangible assets including goodwill, determination of fair value of stock options, valuation of inventory, product warranty, and income taxes. The Company also uses estimates in determining the useful lives of property and equipment and intangible assets and provisions for doubtful accounts. Actual results could differ from those estimates.

Reclassification

Certain amounts previously reported have been reclassified to conform with the fiscal year 2012 presentation.

Public Offerings

In June 2011, the Company completed an initial public offering ("IPO"), of its common stock, in which the Company issued and sold 12,600,607 shares, including 1,845,000 shares sold pursuant to the full exercise by the underwriters of their over-allotment option, at an issuance price of $19.00 per share. After deducting underwriting discounts and commissions and approximately $3,789,000 in offering costs, the net proceeds received by the Company were approximately $218,864,000.

In November 2011, the Company completed a follow-on public offering of its common stock in which the Company issued and sold 3,000,000 shares at an issuance price of $33.00 per share. After deducting underwriting discounts and commissions and approximately $1,063,000 in offering costs, the net proceeds received by the Company were approximately $93,977,000.

Revenue Recognition

The Company derives its revenue primarily from sales of products and support services and enters into multiple-element arrangements in the normal course of business with its customers and channel partners. In all arrangements, the Company does not recognize revenue until it can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is deemed to be reasonably assured. In making these judgments, the Company evaluates these criteria as follows:

- *Evidence of an Arrangement* — The Company considers a non-cancelable agreement or purchase order signed by a customer to be persuasive evidence of an arrangement.
- *Delivery has Occurred* — The Company considers delivery to have occurred when product has been delivered to the customer based on applicable shipping terms, and no post-delivery obligations exist other than ongoing support obligations under sold support services. In instances where customer acceptance is required, delivery is deemed to have occurred when customer acceptance has been achieved.
- *Fees are Fixed or Determinable* — The Company considers the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, the Company recognizes revenue net of estimated returns or if a reasonable estimate cannot be made, when the right to a refund or adjustment lapses.
- *Collection is Reasonably Assured* — The Company conducts a credit worthiness assessment on all of its customers. Generally the Company does not require collateral. The Company continues to evaluate collectability by reviewing its customers' credit worthiness including a review of past transaction history. Payment terms are typically 30 to 75 days from the date of invoice. Collection is reasonably assured if, based upon the Company's evaluation, it expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not reasonably assured, revenue is deferred and recognized upon the receipt of cash.

Some of the Company's revenue arrangements are multiple-element arrangements because they are comprised of sales of both products and support services. For multiple-element arrangements, the Company evaluates whether each deliverable could be accounted for as separate units of accounting. A deliverable constitutes a separate unit of accounting when it has stand-alone value, and for an arrangement where a general right of return exists relative to a delivered item, delivery, or performance of the undelivered item must be considered probable and substantially in the Company's control. Stand-alone value exists if the product or service is sold separately by the Company or by another vendor or could be resold by the customer. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

The Company's multiple-element arrangements typically include two elements: ioDrive hardware, which includes embedded VSL virtualization software, and support services. The Company has determined that its ioDrive hardware and the embedded VSL virtualization software are considered a single unit of accounting because the hardware and software individually do not have standalone value and are never sold separately. Support services are considered a separate unit of accounting as they are sold separately and have standalone value.

The Company allocates arrangement consideration at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence, or VSOE, if available; (2) third-party evidence, or TPE, if vendor-specific objective evidence is not available; and (3) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

- *VSOE* — The Company determines VSOE based on its historical pricing and discounting practices for the specific product or support service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for products or support services fall within a reasonably narrow pricing range. The Company has historically priced certain of its ioDrive products within a narrow range and has used VSOE to allocate the selling price of deliverables for these specific product sales.
- *TPE* — When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's products differ from those of its peers such that the comparable pricing of support services with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor services' selling prices are on a stand-alone basis. As a result, the Company has not been able to establish selling price based on TPE.
- *BESP* — When the Company is unable to establish selling price using VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which it would transact a sale if the product or support service was sold on a stand-alone basis. The Company determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, sales volume, geographies, market conditions, competitive landscape, and pricing practices.

The Company's agreements with certain customers, including certain OEMs and other channel partners, contain provisions for sales returns, price protection, and rebates in limited circumstances. In limited circumstances and on an infrequent basis, even if the Company is not obligated to accept returned products, the Company may determine it is in its best interest to accept returns in order to maintain good relationships with its customers. The Company recognizes revenue net of the effects of these estimated obligations at the time revenue is recorded.

The Company estimates product returns based upon its periodic analysis of historical returns as a percentage of revenue as well as known future returns. The Company periodically assesses the accuracy of its historical estimates and to date the actual results have been reasonably consistent with its estimates. While the Company believes it has sufficient experience and knowledge of the market and customer buying patterns to reasonably estimate such returns, actual market conditions or customer behavior could differ from its expectations and as a result, its actual results could change materially.

The Company's price protection obligations with certain OEMs and other channel partners require it to notify them of any decreases in pricing and to provide them with a refund or credit for any units of the Company's product that they have on hand as of the date of the pricing change. Historically, most of the Company's sales to its OEMs and other channel partners have an identified end-user at the time it ships its products and thus the amount of inventory carried by its OEMs and other channel partners at any given time is limited. To date, the Company has not issued refunds or credits to its OEMs and other channel partners for price protection.

Certain of the Company's contracts allow for rebates that are based on a fixed percentage of its sales to the customer or sales to the end-user or a fixed dollar amount per unit. The Company recognizes the amount of the rebates as a reduction of revenues when the underlying revenue is recognized.

Deferred revenue primarily represents customer billings in excess of revenue recognized, primarily for support services. Support services are typically billed in advance on an annual basis or at the inception of a multiple year support contract and revenue is recognized ratably over the support period of one to five years.

The Company also sells stand-alone software products. During the years ended June 30, 2010, 2011, and 2012, the Company's software revenue was not significant to its consolidated statements of operations.

Shipping and handling costs are included in cost of sales.

Cash and Cash Equivalents

Cash consists of deposits with financial institutions, and cash equivalents consist of money market funds.

Concentrations of Credit Risk and Significant Customers and Suppliers

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents, and accounts receivable. The Company deposits cash with a high-credit-quality financial institution, which at times may exceed federally insured amounts. The Company has policies that limit its investments as to types of investments, maturity, liquidity, credit quality, concentration, and diversification of issuers. The Company performs initial and ongoing credit evaluations of its customers' financial condition and will limit the amount of credit as deemed necessary, but generally does not require collateral.

The customers accounting for 10% or greater of revenue were as follows:

	Year Ended June 30,		
	2010	2011	2012
Customer A	10%	36%	30%
Customer B	*	24%	25%
Customer C	10%	14%	17%
Customer D	13%	*	*

* Indicates less than 10% of revenue for the period.

The customers accounting for 10% or greater of accounts receivable, net were as follows:

	Year Ended June 30,	
	2011	2012
Customer A	11%	30%
Customer B	66%	18%
Customer C	*	19%
Customer D	*	10%

* Indicates less than 10% of total accounts receivable, net.

As a consequence of the concentration of the Company's customers and typically, a small number of large purchases by these customers, revenue, and operating results may fluctuate significantly from period to period.

The Company relies on a limited number of suppliers for its contract manufacturing and certain raw material components. The Company believes that other vendors would be able to provide similar products and services; however, the qualification of such vendors may require substantial start-up time. In order to mitigate any adverse impacts from a disruption of supply, the Company attempts to maintain an adequate supply of critical single-sourced raw materials.

Accounts Receivable

Accounts receivable balances are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. Allowances are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reserved, allowances are provided based upon a percentage of aged outstanding invoices. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. Provisions are recorded in general and administrative expenses. The Company writes off accounts receivable balances to the allowance for doubtful accounts when it becomes likely that they will not be collected. Accounts receivable balances are considered past due when not paid in accordance with the contractual terms of the related arrangement. As of June 30, 2011 and 2012, the Company's allowance for doubtful accounts was not considered significant.

The Company records a sales allowance to provide for estimated future product returns and price adjustments. In the period revenue is recognized, allowances are provided for estimated future product returns based on historical product return rates. If reliable estimates of future returns cannot be made, revenue is not recognized until the rights of return expire. The Company also provides allowances for rebates and discounts based on programs in existence at the time revenue is recognized. The Company evaluates the estimate of sales allowances on a regular basis and adjusts the amount reserved accordingly.

The changes in the Company's sales allowance was as follows (in thousands):

	Year Ended June 30,		
	2010	2011	2012
Balance at beginning of period	$ 433	$ 912	$ 2,064
Additions	3,908	7,942	5,418
Returns	(3,429)	(6,790)	(6,529)
Balance at end of period	$ 912	$ 2,064	$ 953

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method) or market value. The Company periodically assesses the recoverability of all inventories, including raw materials, work-in-process, and finished goods to determine whether adjustments are required to record inventory at the lower of cost or market value. Inventory that the Company determines to be obsolete or in excess of forecasted usage is reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Property and equipment acquired through the acquisition of a business are recorded at their estimated fair value at the date of acquisition. Repairs and maintenance costs are expensed as incurred if repairs and maintenance do not extend the useful life or improve the related assets. Depreciation and amortization, including amortization of leasehold improvements and assets under capital leases, is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of each asset category is as follows:

Computer equipment	3 years
Software	3 years
Property and equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or remaining lease term

Long-Lived Assets and Goodwill

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment, and acquired intangible assets. The Company performs an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of its use of acquired assets or its overall business strategy, and significant industry or economic trends. When the Company determines that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, the Company determines the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate and recognizes an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives.

The Company tests goodwill for impairment annually as of April 1, or whenever events or changes in circumstances indicate that goodwill may be impaired. The Company initially assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Company performs a first step by comparing the book value of net assets to the fair value of the Company's single reporting unit. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. Based upon the Company's assessment, the Company determined that it is not more-likely-than-not that the fair value of the Company's single reporting unit is less than its carrying amount and no impairment was recognized during the year ended June 30, 2012.

Product Warranty

The Company provides its customers a standard limited product warranty of up to five years. The standard warranty requires the Company to repair or replace defective products at no cost to the customer during such warranty period. The Company estimates the costs that may be incurred under its standard limited warranty and records a liability in the amount of such costs at the time product sales are recognized. Factors that affect the Company's warranty liability include the number of installed units, identified warranty issues, historical experience, and management's judgment regarding anticipated rates of warranty claims and cost per claim. The Company assesses the adequacy of its recorded warranty liability each period and makes adjustments to the liability as necessary based on actual experience.

The following table presents the changes in the product warranty liability (in thousands):

	Year Ended June 30,		
	2010	2011	2012
Balance at beginning of period	$ 24	$ 153	$ 666
Warranty costs accrued	225	1,280	4,930
Warranty claims	(96)	(767)	(2,771)
Balance at end of period	$153	$ 666	$ 2,825

Foreign Currency

The functional currency of the Company's international subsidiaries is the local currency. For those subsidiaries, expenses denominated in the functional currency are translated into U.S. dollars using average exchange rates in effect during the period and assets and liabilities are translated using period-end exchange rates. The foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders' (deficit) equity. Foreign currency transaction gains or losses are recorded in other income (expense), net. Foreign currency transaction gains and losses for all periods presented were not material.

Stock-based Compensation

The Company records stock-based compensation expense related to employee stock-based awards based on the estimated fair value of the awards as determined on the date of grant. The Company utilizes the Black-Scholes-Merton option pricing model to estimate the fair value of employee stock options. The Black-Scholes-Merton model requires the input of highly subjective and complex assumptions, including the estimated fair value of the Company's common stock on the date of grant prior to the stock being publicly traded, the expected term of the stock option, and the expected volatility of the Company's common stock over the period equal to the expected term of the grant. The Company estimates forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company accounts for stock options and warrants to purchase shares of stock that are issued to non-employees based on the estimated fair value of such instruments using the Black-Scholes-Merton option pricing model. The measurement of stock-based compensation expense for these instruments is variable and subject to periodic adjustments to the estimated fair value until the awards vest or, in the case of the convertible preferred stock warrant which was outstanding in 2010 and until the initial public offering in 2011, each reporting period until the warrant is exercised or converted to a warrant to purchase shares of common stock. Any resulting change in the estimated fair value is recognized in the Company's consolidated statements of operations during the period in which the related services are rendered.

Income Taxes

Deferred tax assets and liabilities are accounted for using the liability method and represent the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be in effect when these temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was $170,000, $12,000, and $120,000 for fiscal years 2010, 2011, and 2012, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist primarily of personnel costs, prototype expenses, amortization of intangible assets, consulting services, and depreciation associated with research and development equipment.

Software Development Costs

The Company expenses software development costs as incurred until technological feasibility is attained, including research and development costs associated with stand-alone software products and software embedded in hardware products. Technological feasibility is attained when the Company has completed the planning, design, and testing phase of development of its software and the software has been determined viable for its intended use, which typically occurs when beta testing commences. The period of time between when beta testing commences and when the software is available for general release to customers has historically been short with immaterial amounts of software development costs incurred during this period. Accordingly, the Company has not capitalized any software development costs to date.

In accounting for the development of computer software developed or obtained for internal use, the Company capitalizes qualifying computer software costs, which are incurred during the application development stage, and amortizes them over the software's estimated useful life. For the year ended June 30, 2012, the Company capitalized approximately $1,956,000 related to the development and implementation of an enterprise resource planning system.

Presentation of Certain Taxes

The Company collects various taxes from customers and remits these amounts to the applicable taxing authorities. The Company's accounting policy is to exclude these taxes from revenue and cost of revenue.

Net (Loss) Income Per Share

Basic net (loss) income per share is computed using the weighted-average number of common shares outstanding during the period, less weighted-average common shares subject to repurchase. Diluted net income per share is computed using the weighted-average number of common shares outstanding and potentially dilutive common shares outstanding during the period that have a dilutive effect on net income per share. Potentially dilutive common shares result from the assumed exercise of outstanding stock options and preferred and common stock warrants, assumed vesting of outstanding restricted stock subject to vesting provisions, and the assumed conversion of outstanding convertible preferred stock using the if-converted method. In a net loss position, diluted net loss per share is computed using only the weighted-average number of common shares outstanding during the period, less weighted-average common shares subject to repurchase, as any additional common shares would be anti-dilutive.

The following table presents the reconciliation of the numerator and denominator used in the calculation of basic and diluted net (loss) income per share (in thousands):

	Year Ended June 30,		
	2010	2011	2012
Numerator:			
Net (loss) income attributable to common stockholders	$(32,464)	$ 4,555	$ (5,583)
Denominator:			
Weighted-average common shares outstanding	13,120	17,247	87,933
Less weighted-average common shares outstanding subject to repurchase	(2,108)	(485)	(259)
Weighted-average shares, basic	11,012	16,762	87,674
Dilution due to stock options and common stock warrant	—	64,892	—
Weighted-average shares, diluted	11,012	81,654	87,674

The following weighted-average common stock equivalents were anti-dilutive and therefore were excluded from the calculation of diluted net (loss) income per share (in thousands):

	Year Ended June 30,		
	2010	2011	2012
Convertible preferred stock	43,261	—	—
Stock options	1,782	8,846	18,452
Common stock subject to repurchase	1,214	—	134
Warrant – preferred Series A	—	—	—
Warrant – common	—	—	39
Total	46,257	8,846	18,625

Recently Issued and Adopted Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued additional guidance regarding testing goodwill for impairment. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. This guidance is effective for the Company beginning in fiscal year 2013. The Company has early adopted and applied this guidance to its fiscal year 2012 annual goodwill assessment. The adoption of this guidance did not have an impact on the Company's results of operations, financial position, or cash flows.

In June 2011, the FASB issued new guidance which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income ("OCI") by eliminating the option to present components of OCI as part of the statement of changes in stockholders' equity. The amendments in this standard require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently in December 2011, the FASB issued additional guidance, which indefinitely defers the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement where the components of net income and the components of OCI are presented. The amendments in these standards do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components. This new guidance is effective for the Company beginning fiscal year 2013 and is required to be applied retrospectively. The adoption of this guidance is not expected to have an impact on the Company's results of operations, financial position, or cash flows as it relates only to financial statement presentation.

In May 2011, the FASB issued new guidance for fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level 3 fair value measurements. The Company adopted this guidance prospectively during fiscal year 2012 and noted no significant impact on the Company's results of operations, financial position, or cash flows.

2. Balance Sheet Components

Cash and Cash Equivalents

Cash and cash equivalents were as follows (in thousands):

	June 30, 2011			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 3,795	$—	$—	$ 3,795
Money market funds	215,809	—	—	215,809
Total cash and cash equivalents	$ 219,604	$—	$—	$ 219,604

	June 30, 2012			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 54,295	$—	$—	$ 54,295
Money market funds	266,944	—	—	266,944
Total cash and cash equivalents	$ 321,239	$—	$—	$ 321,239

Inventories

Inventories consisted of the following (in thousands):

	June 30,	
	2011	2012
Raw materials	$ 16,108	$ 20,263
Work in progress	13,931	30,065
Finished goods	5,583	9,129
	$ 35,622	$ 59,457

Property and Equipment

Property and equipment consisted of the following (in thousands):

	June 30,	
	2011	2012
Computer equipment	$ 8,136	$ 14,904
Software	1,046	4,076
Property and equipment	1,991	5,682
Furniture and fixtures	2,092	3,759
Leasehold improvements	5,268	12,520
Construction in progress	—	329
	18,533	41,270
Less accumulated depreciation and amortization	(4,790)	(10,025)
	$ 13,743	$ 31,245

Depreciation expense (including amortization of leasehold improvements) was $1,498,000, $4,547,000 and $6,673,000 for the fiscal years ended June 30, 2010, 2011 and 2012, respectively.

During the fiscal year ended June 30, 2010, the Company capitalized leasehold improvements primarily related to its corporate offices of $1,047,000. The leasehold improvements were originally amortized over the remaining period of the related facility lease that was to end in July 2015. In December 2010, the Company entered into a termination agreement related to this lease resulting in the lease terminating on April 30, 2011. The net book value of the related leasehold improvements of $1,335,000 as of December 31, 2010 was amortized on a straight-line basis over the remaining lease term ending April 30, 2011.

During the fiscal year ended June 30, 2011 and 2012, the Company capitalized leasehold improvements of $5,230,000 and $2,836,000, respectively, related to its corporate offices which are being amortized over the related lease term that ends in September 2021. During the fiscal year ended June 30, 2012, the Company also capitalized leasehold improvements of $4,045,000 related to its new San Jose sales offices which are being amortized over the related lease term that ends in March 2019.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following (in thousands):

	June 30,	
	2011	2012
Accrued compensation	$10,118	$19,034
Common stock repurchase derivative liability	1,137	—
Accrued warranty expense	666	2,825
Accrued other liabilities	3,122	7,328
	$15,043	$29,187

Long-term Other Liabilities

Long-term other liabilities consisted of the following (in thousands):

	June 30,	
	2011	2012
Long term deferred tax liability	$ 615	$ 4,026
Long term deferred rent	5,847	8,250
Long term other liabilities	6	—
	$6,468	$12,276

3. Fair Value Measurements

Assets and Common Stock Repurchase Derivative Liability Measured and Recorded at Fair Value on a Recurring Basis

The Company measures and records certain financial assets and liabilities at fair value on a recurring basis. Fair value is based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company's financial instruments that are measured at fair value on a recurring basis consist of money market funds and a common stock repurchase derivative liability. The following three levels of inputs are used to measure the fair value of financial instruments:

Level 1: Quoted prices in active markets for identical assets or liabilities. The Company classifies its money market funds as Level 1 instruments as they are traded in active markets with sufficient volume and frequency of transactions.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The Company utilized a Monte Carlo model to determine the fair value of the common stock repurchase derivative liability. Certain inputs used in the models are unobservable. The fair values could change significantly based on future market conditions.

The fair value of the Company's money market funds and the common stock repurchase derivative liability was as follows (in thousands):

	Fair Value Measurements at June 30, 2011 Using			
Description	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 215,809	$ —	$ —	$ 215,809
Accrued and other liabilities:				
Common stock repurchase derivative liability	$ —	$ —	$ 1,137	$ 1,137

	Fair Value Measurements at June 30, 2012 Using			
Description	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 266,944	$ —	$ —	$ 266,944

The following table summarizes the change in the value of the common stock repurchase derivative liability (in thousands):

	Year Ended June 30,	
	2011	2012
Balance at beginning of period	$ —	$ 1,137
Fair value at transaction date	118	—
Change in fair value included in other (expense) income, net	1,019	(70)
Repurchases of common stock	—	(1,067)
Balance at end of period	$ 1,137	$ —

Assets Measured and Recorded at Fair Value on a Non-recurring Basis

Non-financial long-lived assets such as property,equipment, and intangible assets including goodwill are recorded at their historical cost; however, if there is an impairment, the assets are measured and recorded at fair value. Certain furniture and fixtures were measured at fair value during the year ended June 30, 2011 due to circumstances that indicated that the carrying value of these assets was not recoverable, resulting in an impairment charge of $46,000. This impairment charge is included in operating expenses in the consolidated statements of operations. The fair value of the furniture and fixtures on the measurement date was $170,000 and was measured using level 2 inputs. The fair value was based on a quoted price in a market that is not active.

Fair Value of Other Financial Instruments

The carrying amounts of the Company's accounts receivable, accounts payable, accrued liabilities, notes payable, and other liabilities approximate their fair values due to their short maturities.

4. Acquisitions

On August 11, 2011, the Company acquired 100% of the stock of IO Turbine, Inc. ("IO Turbine") pursuant to the Agreement and Plan of Reorganization (the "Merger Agreement") dated August 4, 2011. IO Turbine was a provider of caching solutions for virtual environments, based in San Jose, California. Accordingly, the assets, liabilities, and operating results of IO Turbine are reflected in the Company's consolidated financial statements following the date of acquisition. The fair value of the aggregate purchase price was approximately $65,568,000, which consisted of (1) cash of approximately $21,199,000, (2) approximately $43,485,000 in common stock valued at $28.40 per share, the closing sale price of the Company's common stock on the closing date of the acquisition, and (3) approximately $884,000 in assumed stock options attributable to pre-acquisition service. In addition, subsequent to the acquisition, the Company will recognize up to approximately $26,421,000 of stock-based compensation expense related to the fair value of assumed restricted stock awards (RSAs) and stock options, of which approximately $3,795,000 were expensed immediately in connection with the acceleration of vesting of certain restricted stock awards and the remainder will be recognized over the underlying future service period of the assumed stock awards and stock options. At the time of acquisition, IO Turbine stockholders holding RSAs had the option to receive cash and/or shares of the Company's common stock for their unvested RSAs based on a fixed value determined at the acquisition date. As a result, the Company: (1) issued approximately 414,000 shares of its common stock that remain subject to forfeiture based on the original vesting schedule applicable to such awards and (2) will pay up to approximately $4,631,000 in cash in accordance with the original vesting schedule applicable to such awards. Of this total cash amount, approximately $1,605,000 was paid as of June 30, 2012.

The fair value of the assumed options was estimated using the Black-Scholes-Merton option pricing model with market assumptions. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed, can materially affect fair value estimates. The more significant assumptions used in estimating the fair value of these stock options include expected volatility of 60%, expected option term of between 5.2 years and 5.9 years and a risk-free interest rate of 2.0%.

Approximately $3,628,000 of cash and 278,974 shares of common stock were deposited in escrow and were held for one year from the date of acquisition as partial security for indemnification obligations of the IO Turbine stockholders pursuant to the Merger Agreement, before being released in full from escrow in August 2012. The Company did not make any claims for indemnification against the IO Turbine stockholders pursuant to the Merger Agreement.

Purchase price allocation

The total purchase price for IO Turbine was allocated to the net tangible and intangible assets based upon their fair values as set forth below. The acquisition of IO Turbine is a key part of the Company's strategy to enable enterprise customers to increase the utilization, performance, and efficiency of their datacenter resources, and extract greater value from their information assets. These factors contributed to a purchase price in excess of the fair value of the IO Turbine net tangible and intangible assets acquired, and as a result, the Company has recorded goodwill in connection with this transaction. The excess of the purchase price over the net tangible assets and intangible asset was recorded as goodwill.

The Company's purchase price allocation for IO Turbine was as follows (in thousands):

Total current assets	$ 3,669
Property and equipment, net	224
Other assets	6
Total assets	3,899
Accounts payable	(706)
Accrued and other current liabilities	(120)
Total current liabilities	(826)
Net acquired tangible assets	$ 3,073
Developed technology	10,500
Goodwill	54,777
Deferred income tax liability	(2,782)
Total fair value of purchase price	$65,568

For the year ended June 30, 2012, operating expenses associated with IO Turbine were approximately $20,306,000, of which approximately $12,282,000 related to stock-based compensation expense.

Acquisition related expenses

Acquisition related expenses totaled approximately $1,326,000 for the year ended June 30, 2012 and were recorded in general and administrative expenses. Of the total acquisition related expenses, $450,000 related to a prepaid royalty fee, paid by the Company to IO Turbine in fiscal year 2011, which was expensed by the Company upon completion of the acquisition of IO Turbine.

Unaudited pro forma financial information

The following unaudited pro forma financial information is based on the combined historical financial statements of the Company and IO Turbine after giving effect to the Company's acquisition of IO Turbine as if it had occurred as of July 1, 2010 and includes pro forma adjustments related to the amortization of acquired intangible assets, stock-based compensation expense, and depreciation expense (in thousands, except per share data):

	Year Ended June 30,	
	2011	2012
Revenue	$ 197,204	$ 359,349
Income (loss) from operations	(5,255)	(7,935)
Net income (loss)	(10,372)	(8,224)
Net income (loss) per share, basic	$ (0.56)	$ (0.09)
Net income (loss) per share, diluted	$ (0.56)	$ (0.09)

The amounts in the table above do not include non-recurring expense of approximately $3,795,000 related to the acceleration of vesting on certain stock-based awards that was recorded by the Company as stock-based compensation expense in the year ended June 30, 2012.

5. Goodwill and Intangible Assets

Changes in the carrying amount of Goodwill consisted of the following (in thousands):

	Year Ended June 30,	
	2011	2012
Balance at beginning of period	$ —	$ —
Current period acquisitions	—	54,777
Balance at end of period	—	54,777

The Company's goodwill is not deductible for income tax purposes.

The Company's intangible assets and related accumulated amortization consisted of the following as of June 30, 2012 (in thousands):

	Weighted-Average Useful Life	Cost	Accumulated Amortization	Net
Developed technology	4 years	$ 10,500	$ (2,336)	$ 8,164

For the year ended June 30, 2012, amortization expense related to intangible assets was approximately $2,336,000. Estimated amortization expense in future periods through fiscal year 2016 for intangible assets subject to amortization is as follows (in thousands):

Fiscal Year	Total
2013	2,625
2014	2,625
2015	2,625
2016	289
	$ 8,164

6. Long-term Obligations

Loan and Security Agreement

In September 2010, the Company amended and restated its loan and security agreement (the "Revolving Line of Credit") with a financial institution. The Revolving Line of Credit allows the Company to borrow up to a limit of $25,000,000. A sublimit of $6,000,000 for letters of credit, certain cash management services, and foreign exchange forward contracts applied until May 2012. The total balance of letters of credit outstanding at June 30, 2012 was $3,183,000, which reduces the amount the Company has available to borrow under the Revolving Line of Credit. Prior to May 2012, borrowings under the Revolving Line of Credit would have accrued interest at a floating per annum rate equal to one-half of one percentage point (0.50%) above the prime rate as published in the Wall Street Journal. An unused commitment fee equal to 0.375% of the difference between the $25,000,000 limit and the average daily balance of borrowings outstanding each quarter was due on the last day of such quarter. Prior to May 2012, the Revolving Line of Credit was secured by substantially all of the Company's assets. The Company can make advances against the Revolving Line of Credit until its maturity date in September 2012, at which time all unpaid principal and interest shall be due and payable.

In August 2011, the Company entered into an amendment to the Revolving Line of Credit which provided for the consent of the financial institution with respect to the acquisition of IO Turbine and certain amendments to provide the Company with further flexibility to consummate mergers and acquisitions permitted under the Revolving Line of Credit.

In May 2012, the Company entered into a second amendment to the Revolving Line of Credit. Pursuant to this amendment, the pricing on revolving line of credit was amended such that borrowings under the revolving line of credit accrue interest at a per annum rate equal to, at the Company's option, a floating per annum rate equal to the prime rate as published in the Wall Street Journal, or the LIBOR rate (based on 1, 2, 3 or 6-month interest periods) plus a margin equal to two percent (2.00%) per annum. This amendment further provides for, among other things, (i) the reduction of the quarterly unused commitment fee to an amount equal to one-quarter of one percent (0.25%) per annum of the difference between the $25,000,000 loan commitment and the average daily balance of borrowings outstanding on the last day of each quarter, (ii) the removal of the borrowing base formula and the sublimits restricting for the issuance of letters of credit, cash management services and foreign exchange forward contracts, and (iii) the release of the financial institution's security interest in all of the Company's assets.

Under the terms of the Revolving Line of Credit, the Company is required to maintain the following minimum financial covenants on a consolidated basis:

- A ratio of current assets to current liabilities plus, without duplication, any of the Company's obligations to the financial institution, of at least 1.25 to 1.00.
- A tangible net worth of at least $25,000,000, plus 25% of the net proceeds the Company received from the sale or issuance of its equity or subordinated debt, such increase to be measured as of the last day of the quarter in which the Company received such proceeds.

As of June 30, 2012, no borrowings were outstanding under the Revolving Line of Credit and the Company was in compliance with all covenants.

7. Income Taxes

The domestic and foreign components of (loss) income before income taxes were as follows (in thousands):

	Year Ended June 30,		
	2010	2011	2012
Domestic	$ (31,742)	$ 5,802	$ (5,924)
Foreign	38	447	956
(Loss) income before income taxes	$ (31,704)	$ 6,249	$ (4,968)

Income tax expense consisted of the following components (in thousands):

	Year Ended June 30,		
	2010	2011	2012
Current:			
Federal	$ —	$ —	$ —
State	3	428	213
Foreign	9	112	684
Total current tax expense	12	540	897
Deferred:			
Federal	—	—	(2,782)
State	—	—	—
Foreign	—	—	—
Total deferred tax benefit	—	—	(2,782)
Tax expense attributable to employee stock plans	—	1,154	2,500
Total income tax expense	$ 12	$ 1,694	$ 615

Income tax expense differed from the amounts computed by applying the statutory federal income tax rate of 34% to (loss) income before income taxes as a result of the following (in thousands):

	Year Ended June 30,		
	2010	2011	2012
Federal tax (benefit) expense at statutory rate	$ (10,779)	$ 2,125	$ (1,689)
State tax (benefit) expense, net of federal tax effect	(646)	700	1,929
Rate differential on foreign income taxes	—	(40)	359
Current year research tax credits	(50)	(618)	(1,366)
Stock-based compensation	—	1,970	4,943
Change in valuation allowance	10,922	(3,306)	(4,057)
Other, net	565	863	496
Income tax expense	$ 12	$ 1,694	$ 615

Significant components of the Company's deferred income tax assets and liabilities were as follows (in thousands):

	June 30,	
	2011	2012
Deferred tax assets:		
Net operating loss carryforwards	$ 14,415	$ 2,662
Tax credit carryforwards	1,743	4,015
Accruals and allowances	6,474	13,626
Stock-based compensation	2,222	10,690
Total deferred tax assets	24,854	30,993
Valuation allowance	(22,212)	(21,722)
	2,642	9,271
Deferred tax liabilities:		
Fixed asset basis differences	(2,642)	(7,222)
Intangible asset basis differences	—	(2,049)
Deferred tax assets, net	$ —	$ —

The Company does not provide for U.S. income taxes on the undistributed earnings of foreign subsidiaries which are intended to be indefinitely reinvested in operations outside the U.S. As of June 30, 2012 the cumulative amount of earnings upon which U.S. income taxes have not been provided is approximately $999,000. The amount of unrecognized deferred tax liability related to these earnings is estimated to be approximately $117,000.

The Company received a tax benefit for the year ended June 30, 2012 of approximately $2,782,000 as a result of a valuation allowance reversal related to deferred tax liabilities generated from the acquisition of IO Turbine.

As of June 30, 2012, the Company had federal and state net operating loss carryforwards ("NOLs") of $3,776,000 and $30,351,000, respectively. The federal and state NOLs begin to expire in 2027 and 2014, respectively, if not utilized. The Company had federal and state research and development tax credit carryforwards of $4,024,000 and $2,205,000 which begin to expire in 2027 and 2020, respectively, if not utilized. The Company also had a federal alternative minimum tax credit carryforward in the amount of $577,000.

The Company maintained a full valuation allowance at June 30, 2010, 2011, and 2012 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets due to historical losses. The valuation allowance increased by $10,922,000 during the fiscal year ended June 30, 2010 and decreased by $3,306,000 and $4,057,000 during the fiscal years ended June 30, 2011 and 2012, respectively.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. If an ownership change has occurred in the past or occurs in the future, the utilization of net operation loss and credit carryforwards could be significantly reduced. A study was performed to determine if any ownership changes as defined by the Internal Revenue Code of 1986 have occurred since the Company's inception. The study calculated the amount of annual limitation related to such ownership changes and projected the expected usage of both net operating loss and credit carryforwards, by year. Based on the results of this study, the Company expects to utilize the full net operating loss carryforward before expiration. Approximately $112,000 of federal R&D credits are expected to expire unused.

Effective July 1, 2009, the Company adopted the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based solely on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has greater than 50% likelihood to be sustained upon ultimate settlement. As a result of the implementation of ASC 740-10, the Company reclassified $184,000 of its tax reserves to ASC 740-10 reserves. Since the Company has a full valuation allowance against its deferred tax assets, the adoption of ASC 740-10 did not result in a change to the financial statements. As of June 30, 2012, the Company's unrecognized tax benefits were $2,709,000.

The Company recognizes accrued interest and penalties related to uncertain tax positions as part of income tax expense. As of June 30, 2012, the Company had $16,000 of accrued interest and penalties.

During the fiscal year ended June 30, 2012, the aggregate changes in the total gross amount of unrecognized tax benefits were as follows (in thousands):

Balance as of June 30, 2011	$ 835
Decrease of unrecognized tax benefits taken in prior years	—
Increase in unrecognized tax benefits related to current year	1,786
Increase in unrecognized tax benefits related to prior year	88
Balance as of June 30, 2012	$2,709

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $289,000.

The Company does not anticipate any significant change within fiscal year 2013 of its uncertain tax positions, and the Company does not anticipate any events which could cause a change to these uncertainties. The Company files tax returns in the U.S. on a Federal basis and in many U.S. state and foreign jurisdictions. The Company is open for examinations in its major tax jurisdictions for the 2008 and forward tax years. There are no ongoing income tax examinations by taxing authorities at this time.

In addition to the net operating loss carryforwards in the table above, as of June 30, 2012, the Company has Federal and state net operating loss carryforwards associated with stock option tax deductions greater than deductions claimed for book purposes of approximately $186,569,000 and $135,249,000, respectively. The Company also had $537,000 of state research and development tax credit carryforwards associated with stock option tax deductions greater than deductions claimed for book purposes. These benefits will be recorded directly to equity in the period they reduce current taxes payable.

For fiscal year ended June 30, 2012, income tax expense is related to certain state and foreign jurisdictions for which taxable income exists and for which net operating loss carry forwards are not available to be utilized. The Company paid income taxes in U.S. state and foreign jurisdictions of $12,000, $540,000, and $504,000 during the fiscal years ended June 30, 2010, 2011, and 2012, respectively.

8. Convertible Preferred Stock and Stockholders' (Deficit) Equity

Convertible Preferred Stock

As of June 30, 2010, the Company had shares issued and outstanding of 17,445,450, 23,466,941, and 11,576,681 of Series A, Series B, and Series C convertible preferred stock, respectively.

During the fiscal year ended June 30, 2010, the Company designated 11,630,913 shares of its convertible preferred stock as Series C, repurchased 542,961 shares of Series B convertible preferred stock for $1,834,000, and issued a total of 11,576,681 shares of Series C convertible preferred stock, including 1,302,237 shares issued upon conversion of convertible notes and 10,274,444 shares issued for $3.869 per share resulting in net cash proceeds of $39,658,000.

Amounts paid in excess of the carrying amount related to the repurchase of the Series B convertible preferred stock are reflected as a deemed dividend in computing net loss attributable to common stockholders for the fiscal year ended June 30, 2010.

In conjunction with the Company's initial public offering which closed on June 14, 2011, all shares of convertible preferred stock outstanding automatically converted into 52,489,072 shares of common stock.

Equity Incentive Plans

The Company adopted the 2006 Stock Option Plan (the "2006 Plan") in July 2006 and subsequently granted a total of 3,028,135 options to purchase common stock under the 2006 Plan. Stock options granted under the 2006 Plan generally vest over a period of 30 months and have a contractual life of 10 years from the date of grant. In March 2008, the Company's board of directors amended the terms of the 2006 Plan and terminated the ability to grant additional awards under this plan; however, the 2006 Plan will continue to govern the terms and conditions of the awards previously granted.

In March 2008, the Company adopted the 2008 Equity Incentive Plan (the "2008 Plan") and in July 2010 the Company adopted the 2010 Executive Stock Incentive Plan (the "2010 Plan"). In January 2011, the Company's board of directors and stockholders authorized an additional 3,000,000 shares of common stock for future issuance under the 2008 Plan and 2010 Plan. In June 2011, the Company's board of directors determined that no future awards would be issued under the 2008 and 2010 Plans; however, the respective Plan will continue to govern the terms and conditions of the awards previously granted.

In June 2011, the Company adopted the 2011 Equity Incentive Plan (the "2011 Plan") and reserved a total of 12,132,430 shares of common stock for issuance under the 2011 Plan. The shares reserved for issuance under the 2011 Plan include shares returned as the result of expiration or termination of options from the previous Plans and other non-plan awards made prior to the Company's initial public offering (which may not exceed 25,867,172 shares). As of June 30, 2012, 4,454,882 awards were issued and outstanding from the 2011 Plan. The number of shares available for issuance under the 2011 Plan as of June 30, 2012 was 8,129,263. In addition, the 2011 Plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year beginning July 1, 2012 equal to the lesser of:

- 5% of the outstanding shares of the Company's common stock on the first day of the fiscal year;
- 10,000,000 shares; and

- such other amount as may be determined by the Company's Board of Directors or a committee thereof

The Stock Plans provide for the grant of incentive stock options to employees and for the grant of nonstatutory stock options and awards of restricted or unrestricted shares of common stock to employees, consultants, and advisors. Generally stock options granted under the Stock Plans vest over a period of 48 months and have a contractual life of 10 years from the date of grant. Grants of incentive stock options generally must be at an exercise price not less than the fair value of the underlying common stock on the date of grant.

In August 2011, in connection with the Company's acquisition of IO Turbine, the Company assumed stock options and restricted stock awards previously granted by IO Turbine pursuant to the IO Turbine, Inc. 2009 Equity Incentive Plan. The stock options were converted to options to purchase shares of the Company's common stock. These stock options generally have a 48 month vesting schedule and have an exercise price equal to the grant date fair market value. The restricted stock awards were converted to restricted shares of the Company's common stock. These restricted stock awards generally have a 24 to 48 month vesting schedule, with the majority of the shares vesting over a 24 month vesting schedule from the date the Company acquired IO Turbine.

Stock option activity for all the Stock Plans for the fiscal years ended June 30, 2010, 2011 and 2012 was as follows:

	Number of Shares Subject to Outstanding Options	Weighted-Average Exercise Price Per Share	Weighted-Average Contractual Term (in Years)	Aggregate Intrinsic Value(1)
		(in thousands)		
Outstanding as of June 30, 2009	13,177,667	$ 0.55		
Granted	7,171,034	1.10		
Exercised	(620,462)	0.21		
Canceled	(1,315,399)	0.60		
Outstanding as of June 30, 2010	18,412,840	0.77		
Granted	10,166,575	4.67		
Exercised	(2,541,909)	0.61		
Canceled	(1,309,575)	2.30		
Outstanding as of June 30, 2011	24,727,931	2.31		
Granted	2,654,650	22.48		
Assumed	264,792	1.24		
Exercised	(7,128,528)	1.15		
Canceled	(633,439)	8.28		
Outstanding as of June 30, 2012	19,885,406	$ 5.21	8.0	$311,722
Vested and expected to vest as of June 30, 2012	18,007,345	$ 4.91	7.9	$287,742
Vested and exercisable as of June 30, 2012	7,168,823	$ 2.51	7.5	$131,797

(1) The aggregate intrinsic value is equal to the difference between the exercise price of the underlying stock option awards and the estimated fair value of the Company's common stock as of June 30, 2012.

Employee Stock Options

Additional per share information related to stock options granted to employees was as follows:

	Year Ended June 30,		
	2010	2011	2012
Weighted-average grant date fair value — granted	$0.55	$3.22	$12.38
Weighted-average grant date fair value — assumed in connection with the acquisition of IO Turbine	—	—	27.31
Weighted-average grant date fair value — forfeited	0.30	2.33	6.84

The aggregate intrinsic value of stock options exercised during the fiscal years ended June 30, 2011 and 2012 was approximately $33,570,000 and $190,748,000, respectively, which was the difference between the exercise price of the underlying stock option awards and the estimated fair value of the Company's common stock on the date of exercise.

The Company recorded stock-based compensation expense related to employee stock options of approximately $1,205,000, $4,924,000, and $17,022,000 for the fiscal years ended June 30, 2010, 2011, and 2012, respectively. As of June 30, 2012, there was approximately $48,237,000 of total unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average service period of 2.7 years.

On December 16, 2011, the Company accelerated the vesting of 12,500 stock options in connection with the resignation of Christopher J. Schaepe from the Board of Directors of the Company. As a result of the acceleration, the Company recorded approximately $199,000 of employee related stock-based compensation expense for the year ended June 30, 2012.

The Company estimates the fair value of stock options granted to employees using the Black-Scholes-Merton pricing model and a single option award approach, which requires the input of several highly subjective and complex assumptions. The risk-free interest rate for the expected term of the option is based on the yield available on United States Treasury Zero Coupon issues with an equivalent expected term. The expected option term used in the Black-Scholes-Merton pricing model is calculated using the simplified method. The simplified method defines the expected term as the average of the option's contractual term and the option's weighted-average vesting period. The Company utilizes this method as it has limited historical stock option data that is sufficient to derive a reasonable estimate of the expected stock option term. The computation of estimated expected volatility is based on the volatility of comparable companies from a representative peer group selected based on industry data.

The following table presents the assumptions used in the Black-Scholes-Merton pricing model related to employee stock options:

	Year Ended June 30,		
	2010	2011	2012
Expected volatility	49%	48-60%	59-60%
Expected term (in years)	6.1	3.2-7.0	5.2-6.6
Risk-free interest rate	2.4-2.9%	0.6-2.7%	1.0-2.0%
Expected dividends	—	—	—

Non-employee Stock Options

The Company from time to time grants options to purchase common stock to non-employees for advisory and consulting services. The Company estimates the fair value of these stock options using the Black-Scholes-Merton option pricing formula at each balance sheet date and records expense ratably over the vesting period of each stock option award. The Company recorded stock-based compensation expense related to these non-employee stock options of $54,000, $3,235,000, and $8,474,000 for the fiscal years ended June 30, 2010, 2011, and 2012, respectively.

The following table presents the assumptions used in the Black-Scholes-Merton pricing model related to non-employee stock options:

	Year Ended June 30,		
	2010	2011	2012
Expected volatility	49%	48-63%	59-62%
Expected term (in years)	7.8-10.0	7.1-10.0	6.3-9.7
Risk-free interest rate	2.9-3.6%	2.1-3.4%	1.6-2.4%
Expected dividends	—	—	—

Restricted Stock Units and Restricted Stock Awards

The following table summarizes activity during the year ended June 30, 2012 related to restricted stock units ("RSUs") and RSAs:

	Number of Shares	Weighted- Average Grant-Date Fair Value
Unvested RSUs and RSAs at June 30, 2011	—	$ —
Granted	1,807,503	23.71
Assumed in connection with the acquisition of IO Turbine	916,202	28.40
Vested	(211,996)	28.54
Accelerated vesting in connection with the acquisition of IO Turbine	(502,514)	28.40
Forfeited	(12,779)	28.40
Cancelled	(38,850)	22.41
Unvested RSUs and RSAs at June 30, 2012	1,957,566	24.17

The Company recorded stock-based compensation expense related to RSUs and RSAs of approximately $597,000, $399,000, and $16,253,000 for the fiscal years ended June 30, 2010, 2011, and 2012, respectively. Of the stock-based compensation expense recognized during the year ended June 30, 2012, approximately $3,795,000 was due to accelerated vesting of certain RSAs assumed in connection with the IO Turbine acquisition, of which, approximately $793,000 related to awards that were settled in cash at the time of acquisition. At June 30, 2012, there was approximately $42,026,000 of total unrecognized compensation cost related to unvested RSUs and RSAs. This unrecognized compensation cost is equal to the fair value of RSUs and RSAs expected to vest and will be recognized over a weighted-average period of 3.2 years.

Repurchases of Vested Restricted Stock Units

The Company is required to withhold minimum statutory taxes related to the vesting of RSUs, including the forfeiting of a portion of the newly vested award that has a current value equal to the withholding obligation. The Company is then required to remit the amount of taxes owed by the employee to the appropriate taxing authority. As a result of such forfeitures, during the year ended June 30, 2012, the Company effectively repurchased a total of 211,996 shares of common stock related to employee tax withholding obligations. The Company has recorded approximately $44,000 as a financing activity for these forfeitures in the condensed consolidated statement of cash flows for the year ended June 30, 2012.

Shares of Common Stock Subject to Repurchase

In March 2008, the Company agreed with two of its executives to add vesting provisions to an aggregate of 5,000,000 shares of common stock controlled by these executives. The Company had the right to repurchase any unvested shares at a price of $1.09 per share in the event the executive was to no longer provide services to the Company. The repurchase right expired ratably as the shares vested monthly over a 36-month period. The total fair value of the 5,000,000 shares of $1,790,000 was recognized as stock-based compensation expense on a straight-line basis over the vesting period.

The following table summarizes the activity related to these shares subject to repurchase:

	Number of Shares	Weighted-Average Fair Value
Unvested shares of common stock as of June 30, 2009	2,916,667	$0.36
Vested	(1,666,667)	0.36
Unvested as of June 30, 2010	1,250,000	0.36
Vested	(1,250,000)	0.36
Unvested as of June 30, 2011	—	0.36
Vested	—	
Unvested as of June 30, 2012	—	

Employee Stock Purchase Plan

The Company's 2011 Employee Stock Purchase Plan (the "ESPP") became effective in June 2011. The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to plan limitations. A participant may purchase a maximum of 1,500 shares during the offering period. Generally, the ESPP provides for six-month offering periods, and at the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last day of the offering period. At the effective date, a total of 500,000 shares of common stock were reserved for future issuance under this plan. In addition, the ESPP provides for annual increases in the number of shares available for issuance on the first day of each fiscal year beginning July 1, 2012 equal to the lesser of:

- 1% of the outstanding shares of the Company's common stock on the first day of the year;
- 2,000,000 shares; and
- such other amount as may be determined by the Company's Board of Directors or a committee thereof

The Company recorded stock-based compensation expense related to its ESPP of approximately $79,000 and $1,689,000 for the fiscal years ended June 30, 2011 and 2012. During the year ended June 30, 2012, the Company issued 148,938 shares of common stock under the ESPP. At June 30, 2012, a total of 351,062 shares of common stock were reserved for future issuance under the ESPP.

The following table presents the assumptions used in the Black-Scholes-Merton pricing model related to the ESPP during the year ended June 30, 2012:

Expected volatility	47–60%
Expected life (in years, equal to the contractual term)	0.5–0.7
Risk free interest rate	0.1–0.2%
Dividend yield	—

Stock-based Compensation Expense

Total stock-based compensation expense was classified as follows in the accompanying consolidated statement of operations (in thousands):

	Year Ended June 30,		
	2010	2011	2012
Cost of revenue	$ 9	$ 31	$ 216
Sales and marketing	738	1,803	6,089
Research and development	492	1,545	9,111
General and administrative	628	5,258	28,022
Total stock-based compensation	$1,867	$8,637	$43,438

Warrants

During the year ended June 30, 2010, the Company granted to a business a fully vested warrant to purchase 12,500 shares of common stock for $1.96 per share in exchange for services rendered. The estimated fair value of the warrant of $11,000 was expensed in the year ended June 30, 2010 and was measured at the issuance date using the Black-Scholes-Merton option-pricing model with the following assumptions:

Expected volatility	49%
Expected life (in years, equal to the contractual term)	5.0
Risk free interest rate	2.4%
Dividend yield	—

In March 2011, the Company issued 12,500 shares of common stock pursuant to the exercise of this warrant.

In connection with the execution of the September 2008 loan and security agreement, the Company issued the financial institution a fully vested warrant to purchase 125,800 shares of Series A convertible preferred stock at $1.093 per share. The warrant may be exercised for cash or net settled at any time through September 2018. The number of shares to be issued upon settlement of the warrant is 125,800. In conjunction with the initial public offering of the Company's common stock in June 2011, the warrant converted to a warrant to purchase 125,800 shares of common stock at $1.093 per share. In October 2011, the Company issued 121,839 shares of common stock related to the net exercise of this common stock warrant.

The FASB has issued accounting guidance on the classification of freestanding warrants and other similar instruments on shares that are redeemable (either puttable or mandatorily redeemable). The guidance requires liability classification for certain warrants issued that are exercisable into convertible preferred stock. Liability classification requires the warrants to be remeasured to their fair value at each reporting period. During the fiscal year 2010 and 2011, any changes in the fair value of the warrant liability were recorded in interest expense prior to converting to a warrant to purchase common stock. Upon conversion in June 2011, the liability was reclassified to additional-paid in capital. The Company utilized a Black-Scholes-Merton option pricing model in order to determine the fair value of the preferred stock warrant, including the consideration of a risk-free interest rate, expected term and expected volatility. Due to the initial public offering of the Company's common stock and the conversion of all shares of preferred stock to shares of common stock, the Company no longer remeasures the warrant to fair value.

The following table presents the assumptions used in the Black-Scholes-Merton pricing model as of each date the warrant was revalued:

	June 30, 2010	June 30, 2011
Expected volatility	49%	59%
Expected term (in years)	8.3	7.26
Risk free interest rate	2.9%	2.24%
Expected dividends	—	—

Common Stock and Shares of Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance were as follows (in thousands):

	June 30, 2011	June 30, 2012
Stock options outstanding	24,727,931	19,885,406
RSUs and RSAs	—	1,957,566
ESPP	500,000	351,062
Shares available for future grants	11,967,264	8,129,263
Warrant to purchase common stock	125,800	—
	37,320,995	30,323,297

Issuance of Common Stock

In February 2011, the Company issued an aggregate of 60,000 shares of common stock for cash to two members of its board of directors. The purchase price of these shares was $5.12 per share.

In June 2011, the Company completed the initial public offering of its common stock in which the Company issued and sold 12,600,607 shares.

In conjunction with the acquisition of IO Turbine in August 2011, the Company issued an aggregate of 1,633,315 shares of common stock to former IO Turbine stockholders.

In October 2011, the Company issued 121,839 shares of common stock related to the net exercise of a common stock warrant.

In November 2011, the Company completed a follow-on public offering of its common stock in which the Company issued and sold 3,000,000 shares.

Repurchase of Common Stock

In May 2011, the Company repurchased a total 165,000 shares of common stock from two of its stockholders, in separate transactions, for a total purchase price of $1,222,500. The terms and conditions of the individual stock repurchases, including the purchase price, were established independently between the two stockholders and a third party buyer unaffiliated with the Company. The Company exercised its pre-existing right of first refusal to which the shares were subject and repurchased the shares on the same terms and conditions to which the stockholders and third party buyer had agreed.

The terms of the repurchase transaction for 150,000 of such shares required the Company to pay additional consideration to one of the stockholders if a liquidity event occurred at any time prior to May 2, 2012 in which the price per share of the Company's common stock was greater than $15.00. For this purpose, a liquidity event was defined as either a change of control or sale of substantially all of the assets of the Company or the initial public offering of common stock of the Company, or IPO. The amount of the additional per share consideration payable was equal to half the difference between the applicable liquidity event price per share and $15.00. The liquidity event price per share was the closing per share sale price as of the first trading day following the December 5, 2011 expiration date of the lock-up period described in the underwriting section of the Company's Form S-1 registration statement. In accordance with the terms of the repurchase transaction, the Company paid $1,066,500 in additional consideration to the stockholder on December 9, 2011. As this transaction was settled with a cash payment and the amount of settlement was indexed to the Company's common stock price per share on December 6, 2011, this transaction was accounted for as a derivative instrument in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities, and was recorded at fair value (approximately $1,137,000 and $0 as of June 30, 2011 and June 30, 2012, respectively) on the condensed consolidated balance sheets in accrued and other liabilities. The derivative agreement does not meet the hedge criteria and the Company recorded the change in fair value of the derivative of approximately $70,000 as other income in the condensed consolidated statement of operations for the year ended June 30, 2012.

9. Commitments and Contingencies

Letters of Credit

As of June 30, 2011 and 2012, the Company had a total of $3,349,000 and $3,183,000, respectively, in letters of credit outstanding with a financial institution. These outstanding letters of credit have been issued for purposes of securing the Company's obligations under equipment and facility leases.

Leases

The Company leases certain assets under capital leases with initial lease terms of 36 months, imputed interest rates between 7.8% and 9.4%, and maturities at various dates through fiscal year 2012. These leases are recorded as capital leases due to each lease containing a bargain purchase option. Obligations under capital leases are included in accrued and other current liabilities and other liabilities in the accompanying consolidated balance sheets. As of June 30, 2012, the Company had no capital lease obligations. Property and equipment capitalized under capital lease obligations were as follows (in thousands):

	June 30, 2011	June 30, 2012
Computer equipment	$ 177	$ —
Property and equipment	301	—
Furniture and fixtures	—	—
	478	—
Less accumulated depreciation and amortization	(275)	—
	$ 203	$ —

Future minimum lease payments under non-cancelable operating leases were as follows (in thousands):

	June 30, 2012
2013	$ 5,625
2014	5,359
2015	5,679
2016	5,764
2017	5,830
Thereafter	26,137
Total	$ 54,394

Operating lease payments primarily relate to the Company's leases of office space with various expiration dates through 2021. The terms of these leases often include periods of free rent, or rent holidays, and increasing rental rates over time. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense recorded but not paid.

During fiscal years 2011 and 2012, the Company entered into new leases to expand its primary office facilities in Salt Lake City, Utah. The term of these leases includes an initial lease term that ends in September 2021, plus the option for the Company to extend the leases for an additional five years. These leases include rent holidays during the first year beginning with the lease effective date and increasing rental rates over the term of the leases. These leases also require the Company to provide the lessor letters of credit in aggregate of $3,000,000.

In January 2012, the Company entered into a lease agreement to lease approximately 79,000 square feet of office space located in San Jose, California (the "San Jose Facility"). The lease term is for 82 months and ends in March 2019. The lease provides for monthly payments of rent during the term as set forth in the lease. The lease also includes rent holidays during the first year beginning with the lease effective date and increasing rental rates over the term of the lease. The lease also provides that the Company must pay taxes and operating expenses in addition to the base rent. The lease allows for leasehold improvements up to $1,187,000 to be paid by the landlord. The Company has relocated employees currently based in the Silicon Valley area to the San Jose Facility.

The Company also leases certain equipment under operating leases that expire at various dates through 2016. These equipment leases typically include provisions that allow the Company at the end of the initial lease term to renew the lease, purchase the underlying equipment at the then fair market value, or return the equipment to the lessor.

Rent expense was $1,614,000, $4,034,000, and $5,428,000 for the fiscal years ended June 30, 2010, 2011, and 2012, respectively.

Purchase Commitments

In May 2012, the Company entered into a minimum purchase commitment for raw materials inventory that ends in June 2013 and provides for a termination fee based on a percentage of the amount of raw materials inventory not taken under the commitment. During the year ended June 30, 2012, the Company paid approximately $1,168,000 under this commitment. As of June 30, 2012, approximately $35,794,000 remains outstanding under this commitment.

Indemnification

The Company has agreed to indemnify its officers and directors for certain events or occurrences, while the officer or director is or was serving at the Company's request in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that provides corporate reimbursement coverage that limits its exposure and enables it to recover a portion of any future amounts paid. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of June 30, 2011 and 2012.

Many of the Company's agreements with channel partners and customers generally include certain provisions for indemnifying the channel partners and customers against liabilities if the Company's products infringe a third party's intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnification provisions and has not accrued any liabilities related to such obligations in the consolidated financial statements.

Employee Agreements

The Company has various agreements with selected employees pursuant to which if their employment is terminated by the Company without cause or by the employees for good reason, or following a change of control of the Company, the employees are entitled to receive certain benefits, including severance payments, accelerated vesting of stock and stock options, and certain insurance benefits.

Legal Matters

The Company is subject to legal proceedings and claims arising in the ordinary course of business, including claims of alleged infringement of third-party intellectual property rights. With respect to certain of these matters, the Company's third-party suppliers have agreed to indemnify and defend the Company.

On September 7, 2011, Solid State Storage Solutions, Inc. filed a lawsuit in U.S. District Court for the Eastern District of Texas against the Company and eight other companies. The complaint alleges that the Company's products infringe U.S. Patent Nos. 6,701,471; 7,234,087; 7,721,165; 6,370,059; 7,366,016; 7,746,697; 7,616,485; 6,341,085; 6,567,334; 6,347,051; 7,064,995; and 7,327,624. The complaint seeks both damages and a permanent injunction against the Company. The Company has limited information about the specific infringement allegations, but based on its preliminary investigation of the patents identified in the complaint, the Company does not believe that its products infringe any valid or enforceable claim of these patents. The Court has set a schedule calling for a patent claim construction hearing on January 9, 2013, and a trial commencing on July 1, 2013.

No accrual has been recorded as of June 30, 2012, as the outcome of these legal matters is currently not determinable. However, litigation is inherently unpredictable and an unfavorable resolution of any of these matters could materially affect the Company's consolidated financial position, cash flows, or results of operations. All legal costs associated with litigation are expensed as incurred.

10. Employee Benefit Plans

The Company sponsors a 401(k) defined contribution plan covering all employees. Matching contributions and profit sharing contributions to the plan are at the discretion of the Company. The Company did not pay any matching contributions in any periods presented in the accompanying consolidated statements of operations.

11. Related Party Transactions

The Company issued and sold an aggregate of 52,489,072 shares of Series A, B, and C convertible preferred stock for aggregate consideration of $103,765,000, net of issuance costs. Purchasers of the Company's Series A, B and C convertible preferred stock include New Enterprise Associates 12, Limited Partnership ("NEA 12") and Lightspeed Venture Partners VIII, L.P. ("Lightspeed VIII"). Both of these investors owned more than 5% of the Company's outstanding capital stock as of June 30, 2010 and 2011 and NEA 12 owns more than 5% of the Company's outstanding capital stock as of June 30, 2012. Forest Baskett and Scott Sandell, both of whom are members of the Company's board of directors, are general partners of NEA 12. Christopher J. Schaepe, a member of the Company's board of directors until his resignation on December 16, 2011, is a founding managing director of Lightspeed Venture Partners.

The following table summarizes the purchases of the Company's convertible preferred stock by NEA 12 and Lightspeed VIII:

Name of Stockholder	Class of Convertible Preferred Stock	Shares of Series A Convertible Preferred Stock	Price Per Share	Total Purchase Price
NEA 12	Series A	8,647,755	$1.093	$ 9,451,996
NEA 12	Series B	9,127,294	*	18,292,776
Lightspeed VIII	Series B	7,500,000	2.000	15,000,000
NEA 12	Series C	2,843,112	3.869	11,000,000
Lightspeed VIII	Series C	1,292,324	3.869	5,000,002

* NEA 12 purchased 9,000,000 shares of Series A convertible preferred stock directly from the Company at a price per share of $2.00 and a purchase price of $18,000,000.

Immediately prior to the Company's acquisition of IO Turbine in August 2011, Lightspeed Venture Partners, a venture capital firm, through certain of its related funds (including Lightspeed Venture Partners VIII L.P. and Lightspeed Venture Partners VII, L.P.) owned over 10% of the Company's outstanding capital stock and over 25% of IO Turbine's capital stock. Christopher J. Schaepe, a member of the Company's board of directors until his resignation on December 16, 2011, is a founding managing director of Lightspeed. In connection with the acquisition, Lightspeed received 744,866 shares of the Company's common stock.

12. Subsequent Events

On July 10, 2012, the Company entered into a second amendment to the lease for its primary office facility in Salt Lake City, Utah. This amendment expands the primary office facility by 13,000 square feet and provides for monthly payments that increase over the term of the lease that ends in September 2021.

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Board of Directors

Forest Baskett, Ph.D.
General Partner
New Enterprise Associates

H. Raymond Bingham
Advisory Director
General Atlantic LLC

Dana L. Evan
Former Chief Financial Officer
VeriSign, Inc.

David A. Flynn
Chairman of the Board,
Chief Executive Officer
and President
Fusion-io, Inc.

Scott D. Sandell
General Partner
New Enterprise Associates

Shane V. Robison
Former Chief Strategy
& Technology Officer
Hewlett-Packard Company

Rick C. White
Chief Marketing Officer and
Executive Vice President
Fusion-io, Inc.

Executive Officers

David A. Flynn
Chairman of the Board,
Chief Executive Officer and President

Dennis P. Wolf
Chief Financial Officer and
Executive Vice President

Rick C. White
Chief Marketing Officer and
Executive Vice President

Lance L. Smith
Chief Operating Officer and
Executive Vice President

Stephen G. Wozniak
Chief Scientist

James L. Dawson
Executive Vice President,
Worldwide Sales

Shawn J. Lindquist
Chief Legal Officer,
Executive Vice President and Secretary

Neil A. Carson
Chief Technology Officer and
Executive Vice President

Richard W. Boberg
Executive Vice President,
Strategic Business Development and
General Manager of Caching Solutions

Investor Information

Quarterly earnings releases, corporate news releases, and filings we make with and information we furnish to the U.S. Securities and Exchange Commission are available by contacting Fusion-io Investor Relations or through our website at http://investor.fusionio.com. Fusion-io's annual report on Form 10-K for the fiscal year ended June 30, 2012, containing additional information of possible interest to stockholders, will be sent without charge to any stockholder who requests it. Please direct your request to Fusion-io Investor Relations at the address below.

STOCK EXCHANGE LISTING
NYSE Stock Market
Ticker Symbol: FIO

FUSION-IO INVESTOR RELATIONS
2880 Junction Avenue
San Jose, CA 95134
USA
Phone: +1.408.416.5779
Email: ir@fusionio.com
http://investor.fusionio.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
178 South Rio Grande Street, Ste. 400
Salt Lake City, UT 84101
USA
Phone: +1.801.350.3300

TRANSFER AGENT
If you have questions concerning stock certificates, change of address, consolidation of accounts, transfer of ownership, or other stock account matters, please contact Fusion's transfer agent:

American Stock Transfer & Trust
Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
USA
Phone: +1.800.937.5449

Note on Forward-looking Statements

This annual report contains "forward-looking statements" within the meaning of United States federal securities laws, including statements concerning our possible or assumed future results of operations, business strategies, fi nancing plans, technological leadership, market opportunity, expectations regarding product acceptance, ability to innovate new products and bring them to market in a timely manner, ability to successfully increase sales of our software offerings as part of our overall sales strategy, expectations concerning our technologies, products and solutions, including our ioMemory platform, our recently introduced ION Data Accelerator software, our ioTurbine virtualization caching software, and our software development kit, or SDK, competitive position and the effects of competition, industry environment, potential growth opportunities, ability to expand internationally, the impact of quarterly fluctuations of revenue and operating results, changes to and expectations concerning gross margin, expectations concerning relationships with third parties, including channel partners, key customers and original equipment manufacturers, or OEMs, such as our recently announced OEM relationship with Cisco and our recently announced relationship with NetApp, levels of capital expenditures, future capital requirements and availability to fund operations and growth, the adequacy of facilities, impact of the acquisition of IO Turbine, Inc., the adequacy of our intellectual property rights, expectations concerning pending legal proceedings and related costs, the suffi ciency of our issued patents and patent applications to protect our intellectual property rights, the effects of a natural disaster on us or our suppliers, our ability to resell inventory that we cannot use in our products due to obsolescence, our ability to grow our sales through OEMs and other channel partners and maintaining our relationships with those channel partners, including the timely qualifi cation of our products for promotion and sale through those channels, particularly OEMs, OEM's continuing to design our products into their products, the importance of software innovation, and such other risks set forth in the registration statements and reports that we fi le with the U.S. Securities and Exchange Commission, which are available on the Investor Relations section of our website at www.fusionio.com. These forward-looking statements can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts, "projects," "should," "will," "would," or similar expressions and the negatives of those terms. Forward-looking statements are inherently subject to uncertainties, risks, and changes in circumstances that are difficult to predict. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, but not limited to, those discussed in this annual report, and other unknown or unpredictable factors. Accordingly, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements represent our management's beliefs and assumptions only as of the date of this annual report. We undertake no obligation to update publicly any forward-looking statement for any reason after the date of this annual report whether as a result of new information, future events or otherwise.

FUSION-iO®

www.fusionio.com

United States:
2855 E. Cottonwood Parkway, Suite 100
Salt Lake City, UT 84121
Phone: +1.801.424.5500

2880 Junction Avenue
San Jose, CA 95134

1000 S. McCaslin Blvd.
Suite 301
Superior, CO 80027

FSC
www.fsc.org
MIX
Paper from responsible sources
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FUSION-IO

2855 East Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121
(801) 424-5500

SEC
Mail Processing
Section

SEP 25 2012

Washington DC
405

September 24, 2012

Dear Stockholder:

We are pleased to invite you to attend our 2012 annual meeting of stockholders to be held on Tuesday, November 6, 2012, at 10:30 a.m., Mountain Time, at our corporate headquarters in Salt Lake City, Utah. A map with directions to the meeting is found on the last page of the accompanying proxy statement. The formal meeting notice and proxy statement are attached.

At this year's annual meeting, our stockholders will be asked to:

- elect the two nominees for Class II director named in the proxy statement to the board of directors;
- ratify the selection by the audit committee of our board of directors of Ernst & Young LLP as Fusion-io's independent registered public accounting firm for the current fiscal year ending June 30, 2013; and
- consider an advisory vote on the compensation of the named executive officers of Fusion-io for the fiscal year ended June 30, 2012.

Your board of directors recommends that you vote "FOR" each of the proposals listed above. You should carefully read the attached proxy statement, which contains detailed information concerning each of these proposals.

Your vote is important. Whether or not you plan to attend the annual meeting, it is important that your shares be represented, and we hope you will vote as soon as possible. You may vote over the Internet, as well as by telephone, or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card. Please review the instructions on each of your voting options described in this proxy statement, as well as in the Notice of Internet Availability of Proxy Materials that you received in the mail. If you hold shares of our common stock through a broker, bank, or other nominee holder, please follow the voting instructions provided on the proxy card or the information forwarded by your bank, broker or other holder of record regarding your voting options.

Thank you for your ongoing support of Fusion-io. We look forward to seeing you at our annual meeting.

Very truly yours,

DAVID A. FLYNN
Chief Executive Officer, President and Chairman

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the meeting, please vote as soon as possible. Under New York Stock Exchange rules, your broker will *NOT* be able to vote your shares on proposals 1 or 3 unless they receive specific instructions from you. We strongly encourage you to vote.

We encourage you to vote by Internet. It is convenient for you and saves us postage and processing costs. For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers about the Proxy Materials and Annual Meeting" beginning on page 1 of the accompanying proxy statement.

FUSION-IO, INC.

NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS

TO STOCKHOLDERS OF FUSION-IO, INC.:

NOTICE IS HEREBY GIVEN that the 2012 annual meeting of stockholders of Fusion-io, Inc., a Delaware corporation, will be held on Tuesday, November 6, 2012, at 10:30 a.m., Mountain Time, at our corporate headquarters located at 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah, for the following purposes:

1. elect the two nominees for Class II director named in the proxy statement to the board of directors, each to serve a term of three years, until our 2015 annual meeting of stockholders, or until their respective successors are duly elected and qualified;
2. to ratify the selection by the audit committee of our board of directors of Ernst & Young LLP as Fusion-io's independent registered public accounting firm for the current fiscal year ending June 30, 2013, as described in the proxy statement;
3. to provide an advisory vote on the compensation of the named executive officers of Fusion-io for the fiscal year ended June 30, 2012, as described in the proxy statement; and
4. to transact any and all other business that may properly come before the meeting or at any and all adjournments or postponements of the meeting.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the meeting at this time.

The meeting will begin promptly at 10:30 a.m., Mountain Time, and check-in will begin at 10:00 a.m., Mountain Time. Only stockholders of record at the close of business on September 13, 2012, or their valid proxies, are entitled to vote at the meeting and any and all adjournments or postponements of the meeting. If you are not a stockholder of record but hold shares through a broker, bank, trustee or nominee (*that is*, in "street name"), you will need to provide positive proof of beneficial ownership as of the record date, such as your most recent account statement prior to September 13, 2012, a copy of the voting instruction card provided by your broker, bank, trustee or nominee, or similar evidence of ownership.

A complete list of the stockholders entitled to vote at the meeting will be available and open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting during normal business hours at our corporate headquarters.

Your vote is important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions in the section entitled "Questions and Answers about the Proxy Materials and Annual Meeting" beginning on page 1 of the accompanying proxy statement.

By order of the Board of Directors

Shawn J. Lindquist

SHAWN J. LINDQUIST
Chief Legal Officer, Executive Vice President and Secretary

Salt Lake City, Utah
September 24, 2012

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 6, 2012: The notice of annual meeting, proxy statement and 2012 annual report are available by visiting http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=17123.

PROXY STATEMENT
FOR 2012 ANNUAL MEETING OF STOCKHOLDERS

TABLE OF CONTENTS

FUSION-IO, INC.
2855 East Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121

PROXY STATEMENT

The Board of Directors of Fusion-io, Inc., a Delaware corporation ("we," "us," "our" or the "Company"), is soliciting proxies in the accompanying form to be used at our Annual Meeting of Stockholders to be held at our corporate headquarters, located at 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah on Friday, November 6, 2012 at 10:30 a.m. Mountain Time and for any postponement, adjournment or continuation thereof (the "Annual Meeting").

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND ANNUAL MEETING

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. The person you designate is your "proxy," and you give the proxy authority to vote your shares by voting by telephone or over the Internet, or if you requested to receive printed proxy materials, by submitting the proxy card. We have designated the following persons to serve as proxies for the annual meeting:

- David A. Flynn, Chief Executive Officer;
- Dennis P. Wolf, Chief Financial Officer; and
- Shawn J. Lindquist, Chief Legal Officer.

Why am I receiving these materials?

Fusion-io has made these materials available to you on the Internet, or upon your request, has delivered printed versions of these materials to you by mail, in connection with the solicitation of proxies for use at our 2012 annual meeting of stockholders, which will take place on Friday, November 6, 2012 at 10:30 a.m., Mountain Time, at our corporate headquarters located at 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah. As a stockholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. These materials were first sent or given to stockholders on September 24, 2012.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the U.S. Securities and Exchange Commission, or the SEC, Fusion-io has elected to provide access to its proxy materials via the Internet. Accordingly, Fusion-io is sending a Notice of Internet Availability of Proxy Materials, or the Notice, to its stockholders. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings.

What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and most highly paid executive officers, our corporate governance policies, information on our board of directors, and certain other required information.

How do I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- view on the Internet Fusion-io's proxy materials for the annual meeting; and
- instruct us to send future proxy materials to you by email.

Fusion-io's proxy materials are also available at: http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=17123.

Choosing to receive future proxy materials by email will save Fusion-io the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by email will remain in effect until you terminate it.

What items of business will be voted on at the annual meeting?

The items of business scheduled to be voted on at the annual meeting are as follows:

- elect the two nominees for Class II director named in the proxy statement to the board of directors, each to serve a term of three years until our 2015 annual meeting of stockholders, or until their respective successors are duly elected and qualified;
- to ratify the selection by the audit committee of our board of directors of Ernst & Young LLP as Fusion-io's independent registered public accounting firm for the current fiscal year ending June 30, 2013; and
- to vote, on an advisory basis, regarding the compensation of the named executive officers for the year ended June 30, 2012, as set forth in this proxy statement.

We will also transact any other business that properly comes before the annual meeting.

How does the board of directors recommend that I vote?

Our board of directors recommends that you vote your shares:

- "FOR" each of the two nominees for Class II director named in this proxy statement;
- "FOR" the ratification of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013; and
- "FOR" on an advisory basis, the compensation of our named executive officers for the year ended June 30, 2012.

What shares can I vote?

Each share of our common stock issued and outstanding as of the close of business on September 13, 2012, the record date for the 2012 annual meeting of stockholders, is entitled to vote on all items being considered at the 2012 annual meeting. You may vote all shares owned by you as of the record date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, or other nominee. On the record date, we had 95,033,241 shares of common stock issued and outstanding.

How many votes am I entitled to per share?

For all matters described in this proxy statement for which your vote is being solicited, each holder of shares of common stock is entitled to one vote for each share of common stock held by such holder as of the record date.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Many Fusion-io stockholders hold their shares as a beneficial owner through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the stockholder of record, and these proxy materials were sent directly to you by Fusion-io. As the stockholder of record, you have the right to grant your voting proxy directly to our designated proxies or to vote in person at the annual meeting. If you requested to receive printed proxy materials, we have enclosed or sent a proxy card for you to use. You may also vote on the Internet or by telephone, as described in the Notice and below under the heading "How can I vote my shares without attending the annual meeting?"

Beneficial Owner

If your shares are held in an account at a brokerage firm, bank, or other similar organization, you are considered the beneficial owner of shares held in street name, and the proxy materials were forwarded to you by that organization. As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote your shares, and you are also invited to attend the annual meeting.

Since a beneficial owner is not the stockholder of record, you may not vote your shares in person at the annual meeting unless you obtain a "legal proxy" from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares at the meeting. If you are a beneficial owner and do not wish to vote in person or you will not be attending the annual meeting, you may vote by following the instructions provided by your broker or other nominee.

How can I contact Fusion-io's transfer agent?

Contact our transfer agent by writing American Stock Transfer & Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, or telephoning 1-800-937-5449.

How can I attend the annual meeting?

You are entitled to attend the annual meeting only if you were a Fusion-io stockholder as of the record date or you hold a valid proxy for the annual meeting. If you are not a stockholder of record but hold shares as a beneficial owner in street name, you should provide proof of beneficial ownership as of the record date, such as your most recent account statement prior to September 13, 2012, together with a copy of the voting instruction card provided by your broker, bank, or nominee, or other similar evidence of ownership.

If you do not comply with the procedures outlined above, you may not be admitted to the annual meeting.

Please let us know if you plan to attend the meeting by marking the appropriate box on the proxy card if you requested to receive printed materials or, if you vote by telephone or Internet, by indicating your plans when prompted.

Will the annual meeting be webcast?

We do not expect to webcast the annual meeting.

How can I vote my shares in person at the annual meeting?

Shares held in your name as the stockholder of record may be voted by you in person at the annual meeting. Shares held beneficially in street name may be voted by you in person at the annual meeting only if you obtain a legal proxy from the broker, bank, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the annual meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the annual meeting. If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail or telephone pursuant to instructions provided on the proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the Internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail by following the voting instruction card provided to you by your broker, bank, trustee, or nominee.

Can I change my vote or revoke my proxy?

You may change your vote at any time prior to the taking of the vote at the annual meeting. If you are the stockholder of record, you may change your vote by (i) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (ii) providing a written notice of revocation to our corporate secretary at Fusion-io, Inc., *Attention: Corporate Secretary*, 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121, prior to your shares being voted, or (iii) attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank, or nominee following the instructions they provided or, if you have obtained a legal proxy from your broker, bank, or nominee giving you the right to vote your shares, by attending the annual meeting and voting in person.

Is there a list of stockholders entitled to vote at the annual meeting?

The names of stockholders of record entitled to vote at the annual meeting will be available at the annual meeting and for 10 days prior to the meeting for any purpose germane to the meeting, between the hours of 9:00 a.m. and 4:30 p.m., at our corporate headquarters at 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121, by contacting our corporate secretary.

Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Fusion-io or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote, or to facilitate a successful proxy solicitation.

How many shares must be present or represented to conduct business at the annual meeting?

The quorum requirement for holding the annual meeting and transacting business is that holders of a majority of the issued and outstanding shares of common stock be present in person or represented by proxy. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a broker, bank or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received voting instructions from the beneficial owner. If there is no quorum, a majority of the votes present at the annual meeting may adjourn the meeting to another date.

What is the voting requirement to approve each of the proposals?

Proposal	Vote Required	Discretionary Voting Allowed?
Election of Class II directors	Plurality of the shares	No
Ratification of Ernst & Young LLP	Majority of the shares present, represented, and entitled to vote at the meeting	Yes
Advisory Vote on Executive Compensation	Majority of the shares present, represented, and entitled to vote at the meeting	No

If you are a beneficial owner, your broker, bank or other nominee holder of record is permitted to vote your shares on the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm, even if the record holder does not receive voting instructions from you. Due to recent rule changes, however, your broker, bank, or other nominee holder of record does not have discretionary authority to vote on the election of directors without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on this matter. In addition, discretionary voting is not allowed with respect to the proposals seeking approval of the advisory votes on executive compensation and the frequency for seeking such an advisory stockholder vote. Accordingly, if you are a beneficial owner, it is particularly important that you provide your instructions for voting your shares on the election of directors and the two advisory compensation proposals to your broker, bank, or other nominee holder of record.

Election of Class II Directors

The nominees receiving the highest number of affirmative "FOR" votes will be elected as Class II directors. You may vote "FOR" or "WITHHOLD" for each director nominee. A properly executed proxy marked "WITHHOLD" with respect to the election of a Class II director will not be voted with respect to such director although it will be counted for purposes of determining whether there is a quorum. Abstentions and broker non-votes will not affect the outcome of the election of directors.

Ratification of Ernst & Young LLP

The affirmative "FOR" vote of a majority of the shares present, represented, and entitled to vote on the proposal is required to ratify the selection by our audit committee of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions are deemed to be votes cast and have the same effect as a vote against the proposal. Broker non-votes are not deemed to be votes cast, are not included in the tabulation of voting results on this proposal, and will not affect the outcome of voting on this proposal.

Advisory Vote on Executive Compensation

The affirmative "FOR" vote of a majority of the shares present, represented, and entitled to vote on the proposal is required to approve, on an advisory basis, the compensation awarded to our named executive officers for the year ended June 30, 2012. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions are deemed to be votes cast and have the same effect as a vote against the proposal. Broker non-votes are not deemed to be votes cast, are not included in the tabulation of voting results on this proposal, and will not affect the outcome of voting on this proposal.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

What happens if additional matters are presented at the annual meeting?

Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxy holders, *David A. Flynn*, *Dennis P. Wolf*, and *Shawn J. Lindquist*, or any of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any reason any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the board of directors.

Who will count the votes?

A representative of American Stock Transfer & Trust Company will tabulate the votes and act as inspector of election of the annual meeting.

Who will bear the cost of soliciting votes for the annual meeting?

We will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials and soliciting votes. If you choose to access the proxy materials or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We may also reimburse brokerage firms, banks, and other nominee holders of record for the cost of forwarding proxy materials to beneficial owners.

Where can I find the voting results of the annual meeting?

We will announce preliminary voting results at the annual meeting. We will also disclose voting results on a Current Report on Form 8-K filed with the SEC within four business days after the annual meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K, we will file a Current Report on Form 8-K to publish preliminary results and, within four business days after final results are known, file an additional Current Report on Form 8-K to publish the final results.

I share an address with another stockholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice, or proxy statement if applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice, or, if applicable, proxy statement and annual report, please direct your written request to:

Fusion-io, Inc.
Attention: Investor Relations
2855 E. Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121

Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our corporate secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2013 annual meeting of stockholders, our corporate secretary must receive the written proposal at our principal executive offices not later than May 27, 2013. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Fusion-io, Inc.
Attention: Corporate Secretary
2855 E. Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121
Fax: (801) 424-5500

Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders, but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the meeting by or at the direction of our board of directors, or (iii) properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our corporate secretary, which notice must contain the information specified in our bylaws. To be timely for our 2013 annual meeting of stockholders, our corporate secretary must receive the written notice at our principal executive offices:

- not earlier than July 11, 2013; and
- not later than the close of business on August 9, 2013.

In the event that we hold our 2013 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary date of the 2012 annual meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such meeting is first made.

If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors, and should be directed to the corporate secretary of Fusion-io at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Corporate Governance and Board of Directors — Process for Recommending Candidates to the Board of Directors."

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to our corporate secretary in accordance with our bylaws, which, in general, require that the notice be received by our corporate secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement.

Availability of Bylaws

A copy of our bylaws may be obtained by accessing Fusion-io's filings on the SEC's website at www.sec.gov. You may also contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

Fusion-io Policies on Business Conduct

We are committed to the highest standards of integrity and ethics in the way we conduct our business. In 2011, we adopted a code of business conduct and ethics, which applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other executive and senior financial officers. Our code of conduct establishes our policies and expectations with respect to a wide range of business conduct, including preparation and maintenance of financial and accounting information, compliance with laws, and conflicts of interest.

Under our code of conduct, each of our directors and employees is required to report suspected or actual violations to the extent permitted by law. In addition, we have adopted separate procedures concerning the receipt and investigation of complaints relating to accounting or audit matters. These procedures have been adopted and are administered by our audit committee.

Our code of conduct is available at our website by visiting www.fusionio.com and clicking through "Company," "Investor Relations," and "Corporate Governance." When required by the rules of NYSE or the SEC, we will disclose any future amendment to, or waiver of, any provision of the code of conduct for our chief executive officer, principal financial officer, or principal accounting officer or any member or members of our board of directors on our website within four business days following the date of such amendment or waiver.

Corporate Governance Guidelines

In 2011, our board of directors adopted a set of guidelines that establish the corporate governance policies pursuant to which our board of directors intends to conduct its oversight of the business of Fusion-io in accordance with its fiduciary responsibilities. Among other things, these corporate governance guidelines address the establishment and operation of board committees, the role of our chairman, and matters relating to director independence and performance assessments. Our corporate governance guidelines are available at our website by visiting www.fusionio.com and clicking through "Company," "Investor Relations," and "Corporate Governance."

Role and Composition of the Board

As identified in our corporate governance guidelines, the role of our board of directors is to oversee the performance of our chief executive officer and other senior management. Our board of directors is responsible for hiring, overseeing, and evaluating management while management is responsible for running our day-to-day operations.

Our board of directors is currently comprised of seven members and is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three year term to succeed the class of directors whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2013 for the Class III directors, 2014 for the Class I directors, and 2015 for Class II directors.

Board Leadership Structure

The board of directors currently believes that our company is best served by combining the roles of chairman of the board and chief executive officer, coupled with a lead independent director. As a founder of the company, David Flynn, our chief executive officer, is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in the development of our strategy. Our independent directors bring experience, oversight and expertise from outside the company, while our chief executive officer brings company-specific experience and expertise. Our board of directors believes that the combined role of chairman and chief executive officer is the best leadership structure for us at the current time as it promotes the efficient and effective development and execution of our strategy and facilitates information flow between management and our board of directors. The board of directors recognizes, however, that no single leadership model is right for all companies at all times. Our corporate governance guidelines provide that the board of directors should be free to choose a chairman of the board based upon the board's view of what is in the best interests of the company. Accordingly, the board of directors periodically reviews its leadership structure.

Lead Independent Director

In May 2011, our board of directors first appointed Scott D. Sandell as lead independent director, and in September 2012, our board reconfirmed Mr. Sandell's appointment as lead independent director for our fiscal year ending June 30, 2013, or fiscal 2013. As the lead independent director, Mr. Sandell is responsible for coordinating the activities of the independent directors. The lead independent director has the following specific responsibilities:

- call special meetings of the independent directors and chair meetings of independent directors;
- act as the principal liaison between the non-employee directors and the chairman of the board on sensitive issues;
- work with the chairman of the board to develop a schedule of meetings for the board and provide input with respect to meeting agendas for the board of directors and its committees;
- advise the chairman of the board with respect to the quality, quantity and timeliness of the flow of information from company management;
- coordinate and moderate executive sessions of the independent directors; and
- perform such other duties as the board of directors may from time to time delegate to the lead independent director.

Board's Role in Risk Oversight

Our board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance, and to enhance stockholder value. A fundamental part of risk management is not only understanding the most significant risks a company faces and what steps management is taking to manage those risks but also understanding what level of risk is appropriate for a given company. The involvement of our full board of directors in reviewing our business is an integral aspect of its assessment of management's tolerance for risk and also its determination of what constitutes an appropriate level of risk.

While our board of directors has the ultimate oversight responsibility for the risk management process, various committees of the board also have responsibility for risk management. The charter of our audit committee provides that the committee's responsibilities include oversight of our major financial risks and certain compliance matters. In addition, in setting compensation, our compensation committee strives to create incentives that encourage a level of risk-taking consistent with our business strategy and to encourage a focus on building long term value that does not encourage excessive risk-taking.

In connection with its oversight of compensation-related risks, our compensation committee has reviewed our compensation programs and practices for employees, including executive and non-executive programs and practices. In its review, our compensation committee evaluated whether our policies and programs encourage unnecessary or excessive risk taking and controls, and how such policies and programs are structured with respect to risks and rewards, as well as controls designed to mitigate any risks. As a result of this review, our compensation committee determined that any risks that may result from our compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on Fusion-io.

At periodic meetings of the board and its committees and in other meetings and discussions, management reports to and seeks guidance from the board and its committees with respect to the most significant risks that could affect our business, such as legal risks and financial, tax and audit related risks. In addition, among other matters, management provides our audit committee periodic reports on our compliance programs and efforts and investment policy and practices.

Board Committees

Our board of directors has three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The membership and the function of each of the committees are described below. Our board of directors may from time to time establish a new committee or dissolve an existing committee depending on the circumstances.

Director's Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Non-Employee Directors:			
Forest Baskett, Ph.D.			Chairperson
H. Raymond (Ray) Bingham	Member	Chairperson	
Dana L. Evan (Financial Expert)	Chairperson	Member	
Shane V. Robison		Member	Member
Scott D. Sandell	Member		Member
Employee Directors:			
David A. Flynn			
Rick C. White			

Chairperson Member Financial Expert

During our fiscal year ended June 30, 2012, or fiscal 2012, our board of directors held 10 meetings. Each of our directors attended or participated in 75% or more of the meetings of the board of directors and 75% or more of the meetings held by all committees of the board of directors on which he or she served during the past fiscal year.

Director Independence

As a company listed on NYSE, we are required under NYSE listing requirements to maintain a board comprised of a majority of "independent" directors, as determined affirmatively by our board. In addition, NYSE rules require that, subject to specified exceptions, each member of our audit, compensation and nominating and corporate governance committees be independent. In September 2012, our nominating and corporate governance committee and board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our nominating and corporate governance committee and board of directors determined that Ms. Evan, Dr. Baskett and Messrs. Bingham, Robison and Sandell, representing five of our seven directors, were "independent directors" as defined under applicable NYSE rules. Messrs. Flynn and White are not considered independent directors because of their positions as our chief executive officer and chief marketing officer, respectively.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our board of directors has a policy of conducting executive sessions of independent directors during each regularly scheduled board meeting and at such other times as requested by an independent director. These executive sessions are chaired by our lead independent director, Mr. Sandell. Neither Mr. Flynn nor Mr. White participates in such sessions.

Audit Committee

Ms. Evan and Messrs. Bingham and Robison, each of whom is a non-employee member of our board of directors, comprise our audit committee. Ms. Evan is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of the NYSE and the SEC. Our board of directors has also determined that Ms. Evan qualifies as an "audit committee financial expert" as defined in the SEC rules and satisfies the financial sophistication requirements of the NYSE.

The audit committee of our board of directors is responsible for, among other things:

- selecting and hiring our independent registered public accounting firm, approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;

- supervising and evaluating the performance and independence of our independent registered public accounting firm;

- reviewing and discussing our financial statements and audits with management, our internal auditors and our independent registered public accounting firm, and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

- reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

- overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;

- overseeing our internal auditors;

- discussing the scope and results of our annual audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

- reviewing and discussing our quarterly earnings releases and quarterly reports from our registered independent public accounting firm concerning our accounting policies and practices;

- reviewing and discussing with management, our internal auditors and our independent registered public accounting firm our major financial risk exposures and steps management has taken to control those exposures;

- reviewing our related party transaction policy; and

- preparing the audit committee report that the SEC will require in our annual proxy statement.

Our audit committee held seven meetings during fiscal 2012. Our audit committee operates under a written charter approved by our board of directors. The charter is available on our website by visiting www.fusionio.com and clicking through "Company," "Investor Relations," and "Corporate Governance."

Compensation Committee

Ms. Evan and Messrs. Bingham and Sandell, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Bingham is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the NYSE and is an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The compensation committee is responsible for, among other things:

- reviewing and approving our Chief Executive Officer's and other executive officers' annual base salaries, equity compensation, annual incentive bonuses and severance, change in control and other compensation arrangements;

- overseeing our overall compensation philosophy and establishing, administering and reviewing our compensation plans and benefits programs, including our equity award programs; and

- preparing the compensation committee report that the SEC will require in our annual proxy statement.

See "Compensation of Non-Employee Directors" and "Executive Compensation" for a description of our processes and procedures for the consideration and determination of executive and director compensation.

Our compensation committee held seven meetings during fiscal 2012. Our compensation committee operates under a written charter approved by the board of directors, which is available on our website by visiting www.fusionio.com and clicking through "Company," "Investor Relations," and "Corporate Governance."

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee.

Nominating and Corporate Governance Committee

Messrs. Robison, Sandell and Dr. Baskett, each of whom is a non-employee member of our board of directors, comprise our nominating and corporate governance committee. Dr. Baskett is the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules of the NYSE. The nominating and corporate governance committee is responsible for, among other things:

- assisting our board of directors in identifying and evaluating prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;
- reviewing the composition of each committee of our board of directors and making recommendations for the creation of additional committees;
- developing and recommending governance principles applicable to our board of directors;
- overseeing the evaluation of our board of directors and management;
- reviewing and monitoring compliance with our code of business conduct and ethics; and
- recommending potential members for each board committee to our board of directors.

Our nominating and corporate governance committee will consider recommendations of candidates for the board of directors submitted by stockholders of Fusion-io; see "Process for Recommending Candidates to the Board of Directors" below.

Our nominating and corporate governance committee held four meetings during fiscal 2012. Our nominating and corporate governance committee operates under a written charter approved by the board of directors, which is available on our website by visiting www.fusionio.com and clicking through "Company," "Investor Relations," and "Corporate Governance."

Considerations in Evaluating Director Nominees

Our board of directors has established a policy for evaluating director nominees.

In its evaluation of director candidates, including the members of the board of directors eligible for re-election, our nominating and corporate governance committee will consider the following:

- the current size and composition of our board of directors and the needs of the board and its respective committees;
- factors such as character, judgment, diversity, age, independence, expertise, corporate experience, length of service, understanding of our business, other commitments and the like; and
- other factors that our committee may consider appropriate.

Our nominating and corporate governance committee evaluates the factors listed above individually and does not assign any particular weighting or priority to any of these factors. The committee has not established any minimum qualifications for director nominees, and instead takes a holistic approach when evaluating the above factors. While not maintaining a specific policy on board diversity requirements, the board and the nominating and corporate governance committee believe that diversity is an important factor in determining the composition of the board and, therefore, seek a variety of occupational and personal backgrounds on the board in order to obtain a range of viewpoints and perspectives and to enhance the diversity of the board.

Process for Recommending Candidates to the Board of Directors

Our nominating and corporate governance committee is responsible for, among other things, recommending candidates for election to the board of directors. It is the policy of our nominating and corporate governance committee to consider recommendations for candidates to the board of directors from stockholders so long as such recommendations comply with our certificate of incorporation and bylaws and applicable law. Stockholder recommendations for candidates to the board of directors must be directed in writing to Fusion-io, Inc., *Attention: Corporate Secretary*, 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121, and should include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate acknowledging that as a director of Fusion-io, the nominee will owe a fiduciary duty under Delaware law with respect to Fusion-io and its stockholders, information regarding any relationships between the candidate and Fusion-io, and evidence of the recommending stockholder's ownership of our stock. Such recommendations should also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for board membership, including issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like. For details regarding the process to nominate a director directly for election to the board at an annual meeting of the stockholders, under the section entitled "Questions and Answers About the Proxy Materials and Annual Meeting," please see "What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?"

Director Attendance at Annual Meetings

Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we encourage, but do not require, directors to attend. We have scheduled our 2012 annual stockholder meeting on the same day as a regularly scheduled board meeting in order to facilitate attendance by our board members.

Communications with the Board of Directors

Stockholders who wish to communicate with our directors are welcome to do so in writing, at the following address:

Fusion-io, Inc.
Attention: Board of Directors
c/o Corporate Secretary
2855 E. Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121

Communications are distributed to our board or to the appropriate individual director.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Non-employee Director Compensation Program

In May 2011, our board of directors adopted a non-employee director compensation policy regarding cash compensation and grants of equity compensation to non-employee directors. The policy was amended and restated in September 2011 and in September 2012.

Cash Compensation

Non-employee directors are entitled to receive the following cash compensation for their services as follows:

	Annual Cash Retainer ($)*
Annual retainer	50,000
Additional retainer for lead independent director(1)	20,000
Additional retainer for audit committee chair(2)	26,000
Additional retainer for audit committee member(3)	14,500
Additional retainer for compensation committee chair(4)	19,000
Additional retainer for compensation committee member(5)	10,000
Additional retainer for nominating and governance committee chair(6)	11,500
Additional retainer for nominating and governance committee member(7)	5,750

* Paid quarterly in arrears.

(1) In September 2012, our board of directors approved a retainer for our lead director of $20,000

(2) In September 2012, our board of directors approved an increase of $5,500 to the annual retainer amount, from $20,500 to $26,000.

(3) In September 2012, our board of directors approved an increase of $4,500 to the annual retainer amount, from $10,000 to $14,500.

(4) In September 2012, our board of directors approved an increase of $3,500 to the annual retainer amount, from $15,500 to $19,000.

(5) In September 2012, our board of directors approved an increase of $1,500 to the annual retainer amount, from $8,500 to $10,000.

(6) In September 2012, our board of directors approved an increase of $2,250 to the annual retainer amount, from $9,250 to $11,500.

(7) In September 2012, our board of directors approved an increase of $1,375 to the annual retainer amount, from $4,375 to $5,750.

Equity Compensation

Each non-employee director who first joins our board of directors will be granted a restricted stock unit, or RSU, award covering 30,000 shares of common stock and each non-employee director will be granted an annual RSU award covering 15,000 shares of common stock on the date of each of our annual stockholder meetings.

An initial RSU award will vest as to 25% of the shares on the first annual anniversary of the date the non-employee director joins our board of directors, and as to the remaining 75% of the shares in 12 substantially equal quarterly installments thereafter, subject to continued service as a board member through each such vesting date. Annual RSU awards will vest on the earlier of: the annual anniversary of the grant date or the day prior to the annual meeting of stockholders immediately following the annual meeting at which the award is granted, subject to continued service as a board member through the vesting date. In the event of a change in control, the director's award will immediately vest in full and become fully exercisable.

2012 Non-employee Director Compensation

The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our board of directors for fiscal 2012. The table excludes Messrs. Flynn and White, who are named executive officers and did not receive any compensation from us in their role as a director in fiscal 2012.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Forest Baskett, Ph.D.	59,250	1,057,339	1,116,589
H. Raymond Bingham	75,500	1,057,339	1,132,839
Dana L. Evan	79,000	1,057,339	1,136,339
Shane V. Robison	32,188	1,278,217	1,310,405
Scott D. Sandell	62,875	1,057,339	1,120,214
Christopher J. Schaepe(2)	32,188	1,256,339	1,288,527

(1) Amounts represent the aggregate grant date fair value of the stock or option award calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, as amended ("ASC 718"), without regard to estimated forfeitures, or, with respect to repriced options, the incremental fair value as computed in accordance with ASC 718. See Note 8 of the notes to our audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended June 30, 2012 for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2) Mr. Schaepe served as a member of the board of directors until December 2011. The option award described in the table above was unvested at the time of his resignation from the board and, in accordance with the terms of the award, was terminated. Mr. Schaepe had also been granted an option to purchase 50,000 shares in February 2011, during fiscal 2011, which was also unvested at the time of his resignation. At the time of Mr. Schaepe's resignation, the board approved a modification to this award to accelerate the vesting of 25% of the award, with the remaining 75% of the award terminating on his resignation date. There was a $199,000 increase in the grant date fair value as a result of the vesting acceleration of the award.

Non-employee Director Equity Awards

The aggregate number of shares subject to stock options outstanding at June 30, 2012, for each non-employee director was as follows:

Name	Aggregate Number of Stock Options Outstanding as of June 30, 2012
Forest Baskett, Ph.D.	100,000(1)
H. Raymond Bingham	150,000(2)
Dana L. Evan	144,000(3)
Shane V. Robison	100,000(4)
Scott D. Sandell	100,000(5)

(1) The outstanding options for Dr. Baskett consist of 50,000 from the grant awarded on February 19, 2011, which has an exercise price per share of $5.12 and 50,000 from the grant awarded November 18, 2011, which has an exercise price per share of $39.60.

(2) The outstanding options for Mr. Bingham consist of 100,000 from the grant awarded February 19, 2011, which has an exercise price per share of $5.12 and 50,000 from the grant awarded November 18, 2011, which has an exercise price per share of $39.60.

(3) The outstanding options for Ms. Evan consist of 94,000 from the grant awarded February 19, 2011, which has an exercise price per share of $5.12 and 50,000 from the grant awarded November 18, 2011, which has an exercise price per share of $39.60.

(4) The outstanding options for Mr. Robison consist of 100,000 from the grant awarded December 16, 2011, which has an exercise price per share of $23.07.

(5) The outstanding options for Mr. Sandell consist of 50,000 from the grant awarded February 19, 2011, which has an exercise price per share of $5.12 and 50,000 from the grant awarded November 18, 2011, which has an exercise price per share of $39.60.

PROPOSAL 1

ELECTION OF CLASS II DIRECTORS

Board Structure

Our board of directors is currently composed of seven members. Our amended and restated certificate of incorporation and bylaws provide that the number of our directors shall be one or more members, as determined from time to time by resolution of our board of directors.

Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class of directors whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders to be held during the years 2013 for the Class III directors, 2014 for the Class I directors, and 2015 for the Class II directors.

Nominees for Class II Directors (Terms Expiring in 2015)

At the 2012 annual meeting, two Class II directors will be elected to the board of directors by the holders of common stock. Our nominating and corporate governance committee recommended, and our board of directors nominated, Dr. Baskett and Ms. Evan as nominees for election as Class II directors at the 2012 annual meeting.

Each of Dr. Baskett and Ms. Evan has agreed to serve if elected, and management has no reason to believe that either nominee will be unavailable to serve. In the event one of the nominees is unable or declines to serve as a director at the time of the 2012 annual meeting, proxies will be voted for any nominee who may be proposed by the nominating and corporate governance committee and designated by the present board of directors to fill the vacancy.

Biographical Information Concerning the Class II Director Nominees

Forest Baskett, Ph.D., age 69, has served as a director since March 2008. Dr. Baskett has been a general partner of New Enterprise Associates, a venture capital firm, since 2004. Dr. Baskett joined New Enterprise Associates in 1999. From 1986 to 1999, Dr. Baskett served as chief technology officer and senior vice president, research and development of Silicon Graphics, Inc. Dr. Baskett founded and directed the Western Regional Laboratory of Digital Equipment Corporation from 1982 to 1986. From 1971 to 1982, Dr. Baskett was a professor of Computer Science and Electrical Engineering at Stanford University. In addition to serving on our board of directors, Dr. Baskett serves on the boards of directors of Audience, Inc. and a number of privately held companies. Dr. Baskett holds a B.A. in Mathematics from Rice University, a Ph.D. in Computer Science from the University of Texas at Austin and is a member of the National Academy of Engineering. We believe that Dr. Baskett possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with a wide range of technology companies and the venture capital industry.

Dana L. Evan, age 52, has served as a director since February 2011. Since July 2007, Ms. Evan has invested in and served on the boards of directors of companies in the Internet, technology and media sectors, including Omniture, Inc. From May 1996 until July 2007, Ms. Evan served as chief financial officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. Previously, Ms. Evan worked as a financial consultant in the capacity of chief financial officer, vice president of finance or corporate controller over an eight-year period for various public and private companies and partnerships, including VeriSign, Inc., Delphi Bioventures, a venture capital firm, and Identix Incorporated, a multi-biometric technology company. Prior to serving as a financial consultant, Ms. Evan worked in a variety of positions at KPMG LLP. Ms. Evan also serves on the board of directors of Proofpoint, Inc. and a number of privately held companies, including Box, Inc. Ms. Evan is a certified public accountant (inactive) and holds a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University. We believe that Ms. Evan possesses specific attributes that qualify her to serve as a member of our board of directors, including broad expertise in operations, strategy, accounting, financial management and investor relations at both publicly and privately held technology and Internet companies.

Required Vote

Our Class II directors elected to the board of directors will be elected by a plurality of the votes present in person or represented by proxy and entitled to vote on the election of directors. In other words, the two nominees receiving the highest number of "FOR" votes will be elected as directors. Shares represented by executed proxies will be voted, if authority to do so is not expressly withheld (as indicated on the proxy card), for the election of Dr. Baskett and Ms. Evan.

Recommendation

Our board of directors recommends a vote "FOR" the election to the board of directors of each of Dr. Baskett and Ms. Evan as a Class II director.

* * * * *

Class III Directors Continuing in Office until the 2013 Annual Meeting

H. Raymond Bingham, age 66, has served as a director since February 2011. Mr. Bingham has been an advisory director of General Atlantic LLC, a private equity firm, since January 2010 and managing director and head of the Palo Alto office from September 2006 to December 2009. From August 2005 to August 2006, Mr. Bingham was a self-employed private investor. From 1993 to 2005, Mr. Bingham served in various positions at Cadence Design Systems, Inc., a supplier of electronic design automation software and services, including executive chairman of the board of directors, president and chief executive officer and executive vice president and chief financial officer. Mr. Bingham also currently serves as a director of Oracle Corporation, Flextronics International Ltd., STMicroelectronics N.V., Spansion Inc. and Dice Holdings, Inc. Mr. Bingham holds a B.S. from Weber State University and an M.B.A. from Harvard Business School. We believe that Mr. Bingham possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in leading and managing a large, complex global organization in the technology industry and financial expertise and significant audit and financial reporting knowledge.

David A. Flynn, age 43, is one of our founders and has served as a director since July 2006 and was appointed as the Chairman of our board of directors in May 2011. Mr. Flynn has served as our Chief Executive Officer and President since March 2010 and previously served as our President from inception to February 2009 and Chief Technology Officer from inception to March 2010. From November 2004 to October 2006, Mr. Flynn served as chief scientist of Realm Systems, Inc., a company offering research and development services for developing mobile computing platforms. From January 2002 to November 2004, Mr. Flynn served as chief architect software engineer of Linux Networx, Inc., a developer of high performance computing technology. From 1996 to 2002, Mr. Flynn served as senior software engineer of Liberate Technologies, Inc. From 1995 to 1996, Mr. Flynn founded the Utah research and development satellite office of Oracle Corporation, which subsequently became a founding part of Network Computer Inc., later renamed Liberate Technologies. Mr. Flynn holds a B.S. in Computer Science from Brigham Young University. We believe Mr. Flynn possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer and President, one of our founders and a significant stockholder.

Scott D. Sandell, age 48, has served as a director since March 2008 and was appointed as the Lead Independent Director of our board of directors in May 2011. In 1996, Mr. Sandell joined New Enterprise Associates, where he became a general partner in 2000. In addition to serving on our board of directors, Mr. Sandell serves on the boards of directors of Spreadtrum Communications, Inc. and a number of privately held companies. Mr. Sandell started his career at the Boston Consulting Group and later joined C ATS Software, Inc. Later, he worked as a product manager for Windows 95 at Microsoft Corporation before joining New Enterprise Associates in 1996. Mr. Sandell is a member of the board of directors of the National Venture Capital Association. Mr. Sandell holds an A.B. in Engineering Sciences from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Sandell possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with a wide range of technology companies and the venture capital industry.

Class I Directors Continuing in Office until the 2014 Annual Meeting

Shane V. Robison, age 58, has served as a director since December 2011. Mr. Robison served as Chief Strategy & Technology Officer and Executive Vice President of Hewlett-Packard Company from May 2002 to November 2011. From 2000 to May 2002, Mr. Robison served as Senior Vice President, Technology and Chief Technology Officer of Strategy and Technology of Compaq Computer Corporation. Prior to joining Compaq, Mr. Robison served as the President of Internet Technology and Development at AT&T Labs. Prior to AT&T Labs, Mr. Robison was Executive Vice President, Research and Development, and then served as President of the Design Productivity Group at Cadence Design Systems. Mr. Robison also spent seven years at Apple Inc., where he held a series of executive-level positions, leaving the company as Vice President and General Manager of the Personal interactive Electronics Division. Mr. Robison's experience includes work at Schlumberger's research groups in Silicon Valley, at Evans & Sutherland Computer Corporation and consulting for the University of Utah in the area of database systems architecture. Mr. Robison holds a B.S. and a M.S. in Computer Science from the University of Utah. We believe that Mr. Robison possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with a wide range of technology companies, including broad expertise in operations strategy.

Rick C. White, age 42, is one of our founders and has served as a director since April 2009. He also served as a director from inception to March 2008. Mr. White has served as our Chief Marketing Officer since 2008. From inception to February 2008, Mr. White served as our Chief Executive Officer. From 2006 to January 2007, Mr. White served as chairman of DAZ Productions, Inc., a developer of 3D graphics software and content. From 2002 to 2005, Mr. White served as chief executive officer of Realm Systems, Inc. From 2000 to 2005, Mr. White served as chairman of Forum Systems, Inc. a developer of XML enterprise messaging systems. From 1997 to 2000, Mr. White served as chief executive officer and chairman of Phobos Corporation, a developer of PCI based switching and load balancing technology for data centers. In April 2005, Mr. White filed for personal bankruptcy and was discharged under Chapter 7 of the U.S. Bankruptcy Code in February 2009. We believe Mr. White brings to our board of directors his perspective and experience as an officer, one of our founders and a significant stockholder.

The ages of our directors as indicated in this proxy statement are determined as of September 13, 2012.

* * * * *

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has selected Ernst & Young LLP as the independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending June 30, 2013, or fiscal 2013. During our fiscal year ended June 30, 2012, or fiscal 2012, Ernst & Young served as our independent registered public accounting firm and also provided certain audit-related and tax services.

Notwithstanding its selection and even if our stockholders ratify the selection, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of Fusion-io and its stockholders. Our audit committee is submitting the selection of Ernst & Young to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. If the appointment is not ratified by our stockholders, our audit committee may reconsider whether it should appoint another independent registered public accounting firm.

Representatives of Ernst & Young are expected to attend the annual meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Required Vote

Ratification of the selection of Ernst & Young as our independent registered public accounting firm for the fiscal year ending June 30, 2013 requires the affirmative "FOR" vote of a majority of the shares present, represented, and entitled to vote on the proposal. Unless marked to the contrary, executed proxies received will be voted "FOR" ratification of the appointment of Ernst & Young.

Recommendation

Our board of directors recommends a vote "FOR" the selection of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013.

* * * * *

Principal Accounting Fees and Services

The following table sets forth the aggregate fees for services provided by Ernst & Young for the years ended June 30, 2011 and June 30, 2012:

	2011	2012
Audit fees(1)	$1,148,310	$ 837,860
Audit-related fees(2)	—	170,535
Tax fees(3)	152,419	88,976
All other fees	—	—
Total fees	$1,300,729	$1,097,371

(1) Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements and the audit of our internal control over financial reporting, review of the interim consolidated financial statements included in our quarterly reports and services that are normally provided by Ernst & Young in connection with statutory and regulatory filings or engagements and includes accounting services in connection with securities offerings.

(2) Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include accounting consultations and due-diligence in connection with potential acquisitions, audits of acquired entities, and consultations concerning financial accounting and reporting standards.

(3) Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance.

Policy on Audit Committee Pre-Approval of Services Performed by Independent Registered Public Accounting Firm

Consistent with the requirements of the SEC and the Public Company Accounting Oversight Board, or PCAOB, regarding auditor independence, our audit committee has responsibility for appointing, setting compensation, and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, our audit committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The audit committee generally pre-approves particular services or categories of services on a case-by-case basis. The independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with these pre-approvals, and the fees for the services performed to date. All of the services provided by Ernst & Young for our fiscal years ended June 30, 2011 and 2012 described above were pre-approved by the audit committee or our board of directors.

Report of the Audit Committee

The audit committee assists the board in fulfilling its oversight responsibility over Fusion-io's financial reporting process. It is not the duty of the committee to plan or conduct audits or to prepare Fusion-io's financial statements. Management has the primary responsibility for preparing the financial statements and assuring their accuracy, effectiveness, and completeness. Management is also responsible for the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for auditing Fusion-io's financial statements and, beginning with fiscal 2012, internal control over financial reporting and expressing its opinion as to whether the statements present fairly, in accordance with accounting principles generally accepted in the United States, Fusion-io's financial condition, results of operations, and cash flows. However, the audit committee does review and discuss the financial statements with management and the independent registered public accounting firm prior to the presentation of financial statements to our stockholders and, as appropriate, the committee initiates inquiries into various aspects of Fusion-io's financial affairs.

Unless the committee has reason to question its reliance on management or the independent registered public accounting firm, the members of the committee necessarily rely on information provided to them by and on the representations made by management and the independent registered public accounting firm. Accordingly, the audit committee's oversight does not provide an independent basis to determine that management has applied appropriate accounting and financial reporting principles. Furthermore, the audit committee's authority and oversight responsibilities do not independently assure that the audits of Fusion-io's financial statements have been carried out in accordance with the standards of the PCAOB or that the financial statements are presented in accordance with accounting principles generally accepted in the United States.

In this context, the committee has met and held discussions with management and the independent registered public accounting firm to review Fusion-io's 2012 audited consolidated financial statements (including the quality of Fusion-io's accounting principles). Management represented to the committee that Fusion-io's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the committee consulted with management and the independent registered public accounting firm prior to approving the presentation of the 2012 audited consolidated financial statements to stockholders. The committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the PCAOB in Rule 3200T.

The audit committee has discussed with the independent accountant the independent accountant's independence from Fusion-io and its management. As part of that review, the committee received the written disclosures and letter required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence. Based on the reviews and discussions referred to above, the audit committee recommended to the board, and the board approved, Fusion-io's audited consolidated financial statements for the year ended June 30, 2012 for filing with the Securities and Exchange Commission as part of the company's Annual Report on Form 10-K. The committee has selected Ernst & Young LLP as the company's independent registered public accounting firm for the fiscal year ending June 30, 2013.

The Audit Committee

Dana L. Evan (Chair)
H. Raymond Bingham
Shane V. Robison

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing by Fusion-io under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent Fusion-io specifically incorporates the Report of the Audit Committee by reference therein.

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank Act, enables Fusion-io stockholders to vote to approve, on an advisory or non-binding basis, the compensation of Fusion-io's named executive officers as disclosed in this proxy statement in accordance with SEC rules.

Our general executive compensation philosophy is to provide programs that attract, motivate, reward and retain highly qualified executives and motivate them to pursue our corporate objectives while encouraging the creation of long-term value for our stockholders. We evaluate and reward our executive officers through compensation intended to motivate them to identify and capitalize on opportunities to grow our business and maximize stockholder value over time. We strive to provide an executive compensation program that is market competitive, rewards achievement of our business objectives and is designed to provide a foundation of fixed compensation (base salary) and a significant portion of performance-based compensation (short-term and long-term incentive opportunities) that are intended to align the interests of executives with those of our stockholders. Please refer to the "Executive Compensation—Compensation Discussion and Analysis" section for a detailed discussion of Fusion-io's executive compensation practices and philosophy.

We are asking for stockholder approval of the compensation of Fusion-io's named executive officers as disclosed in this proxy statement in accordance with SEC rules, which disclosures include the disclosures in the "Executive Compensation—Compensation Discussion and Analysis" section, the compensation tables and the narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

This vote is advisory and therefore not binding on Fusion-io, our compensation committee, or our board of directors. Our board of directors and compensation committee value the opinions of our stockholders and we are providing the vote as required pursuant to Section 14A of the Securities and Exchange Act of 1934. To the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, our compensation committee will consider such vote as it assesses our compensation policies and decisions.

Required Vote

At the annual meeting, we will ask our stockholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules. This proposal requires the affirmative vote of a majority of the voting power of the shares of our capital stock, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class.

Abstentions will be counted toward the tabulations of voting power present and entitled to vote on the Fusion-io executive compensation proposal and will have the same effect as votes against the proposal. Brokers do not have discretion to vote on the proposal regarding our executive compensation and broker non-votes will have no effect on the proposal.

Fusion-io currently holds this vote annually, in accordance with the frequency vote which occurred at our 2011 annual meeting of stockholders.

Recommendation

Our board of directors recommends a vote "FOR" the approval of the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules.

* * * * *

EXECUTIVE OFFICERS

The names of our executive officers and a key employee, their ages, their positions with Fusion-io, and other biographical information as of September 13, 2012, are set forth below. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Executive Officers:		
David A. Flynn*	43	Chief Executive Officer, President and Chairman
Dennis P. Wolf	59	Chief Financial Officer and Executive Vice President
Richard W. Boberg	64	Executive Vice President, Strategic Business Development and General Manager of Caching Solutions
Neil A. Carson	36	Chief Technology Officer and Executive Vice President
James L. Dawson	50	Executive Vice President, Worldwide Sales
Shawn J. Lindquist	42	Chief Legal Officer, Executive Vice President and Secretary
Lance L. Smith	48	Chief Operating Officer and Executive Vice President
Rick C. White†	42	Chief Marketing Officer, Executive Vice President and Director
Key Employee:		
Stephen G. Wozniak	62	Chief Scientist

* Biographical information for this individual is found above in the section titled "Class III Directors Continuing in Office until the 2013 Annual Meeting."

† Biographical information for this individual is found above in the section titled "Class I Directors Continuing in Office until the 2014 Annual Meeting."

Dennis P. Wolf has served as our Chief Financial Officer and Executive Vice President since October 2010, as our Chief Financial Officer and Senior Vice President from March 2010 to October 2010, and as our Chief Financial Officer from November 2009 to March 2010. From January 2009 to April 2009, Mr. Wolf served as interim chief executive officer and chief financial officer of Finjan Software, Inc., a provider of web security solutions. From March 2005 to June 2008, Mr. Wolf served as executive vice president and chief financial officer of MySQL AB, an open source database software company. Prior to MySQL, Mr. Wolf held financial management positions for public high technology companies, including Apple Inc., Centigram Communications, Inc., Credence Systems Corporation, Omnicell, Inc., Redback Networks Inc. and Sun Microsystems, Inc. Mr. Wolf currently serves as a director of Codexis Inc. and Exponential Interactive, Inc., and is the chair of the audit committees of these companies, and has been a director and chair of the audit committee for other publicly and privately held companies including Quantum Corporation, BigBand Networks, Inc., Registry Magic, Inc., Avanex Corporation, Komag, Inc. and Vitria Technology, Inc. He holds a B.A. from the University of Colorado and an M.B.A. from the University of Denver.

Richard W. Boberg has served as our Executive Vice President, Strategic Business Development and General Manager of Caching Solutions since August 2012, and prior to that, Mr. Boberg served as our Executive Vice President, Corporate Business Development since April 2012 and our Executive Vice President and General Manager of Virtualization Solutions since joining the company following the completion of our acquisition of IO Turbine, Inc. in August 2011. Mr. Boberg was one of the co-founders of IO Turbine. From IO Turbine's inception in December 2009 until August 2011, Mr. Boberg served as the president and chief executive officer and a director of IO Turbine. From 2005 to 2009, Mr. Boberg served as vice president of InnovationQ, a nonprofit organization that he co-founded, which focused on working with California Polytechnic University, San Luis Obispo to promote innovation and entrepreneurship. Mr. Boberg was the sixth employee at NetApp, Inc., a leading provider of storage and data management solutions, and during his 12 years with NetApp from 1993 to 2005, he held executive positions in marketing, corporate development, and engineering, directed product management, strategic marketing, mergers and acquisitions, several software engineering groups, and strategic alliances and business development. Mr. Boberg has also held engineering and engineering management positions at several other technology companies, including Intel Corporation. Mr. Boberg holds a B.S. in Electrical/Electronic Engineering from California Polytechnic State University, San Luis Obispo, and a M.S. in Electrical Engineering from Massachusetts Institute of Technology.

Neil A. Carson has served as our Chief Technology Officer and Executive Vice President since October 2010, and as our Chief Technology Officer from March 2010 to October 2010. From December 2007 to January 2010, Mr. Carson served as chief application architect for Dell services, Dell Inc., a computer hardware, software and peripherals company. From June 2005 to December 2007, Mr. Carson served as chief architect of Everdream Corporation, a software-as-a-service systems management company. From 2003 to June 2005, Mr. Carson served as principal engineer of Remedy software products at BMC Software, Inc., an IT service management company. From 1997 to 2003, Mr. Carson served as principal architect of Liberate Technologies, Inc. From 1995 to 1997, Mr. Carson served as director of Causality Limited, an embedded systems software company. Mr. Carson holds a B.Eng. degree from the Royal Military College of Science at Cranfield University.

James L. Dawson has served as our Executive Vice President, Worldwide Sales since October 2010, and as our Senior Vice President of Sales from April 2009 to October 2010. From 2004 to April 2009, Mr. Dawson served as vice president of worldwide sales of 3PAR Inc., a storage solutions company. From 2002 to 2004, Mr. Dawson served as vice president, strategic sales and business development of Neoscale Systems, Inc., an enterprise storage security company. From 2000 to 2002, Mr. Dawson served as vice president of worldwide sales for Scale Eight, Inc., a storage solutions company. From 1987 to 2000, Mr. Dawson served in various positions with Data General Corporation, a supplier of storage and enterprise computing solutions, most recently as vice president of EMEA and Asia Pacific for its CLARiiON Storage Division. Mr. Dawson holds a B.A. in Economics from Weber State University.

Shawn J. Lindquist has served as our Chief Legal Officer, Executive Vice President and Secretary since October 2010, and as our Chief Legal Officer, Senior Vice President and Secretary from February 2010 to October 2010. From 2005 to January 2010, Mr. Lindquist served as chief legal officer, senior vice president and secretary of Omniture, Inc., an online marketing and web analytics company, through the completion and integration of the merger of Omniture with Adobe Systems Incorporated. Mr. Lindquist was a corporate and securities attorney at Wilson Sonsini Goodrich & Rosati, P.C. from 2001 to 2005 and from 1997 to 1999. Mr. Lindquist has also served as in-house corporate and mergers and acquisitions counsel for Novell, Inc., and as vice president and general counsel of a privately held, venture-backed company. Mr. Lindquist is also an adjunct professor of law at the J. Reuben Clark Law School at Brigham Young University. Mr. Lindquist holds a B.S. in Business Management-Finance and a J.D. from Brigham Young University.

Lance L. Smith has served as our Chief Operating Officer since April 2010, as our Executive Vice President since October 2010, as our Senior Vice President of Engineering from September 2009 to October 2010, and as our Senior Vice President of Product Management and Marketing from May 2008 to September 2009. From January 2003 to May 2008, Mr. Smith served as vice president and general manager of RMI Corporation, a semiconductor company. From 2000 to 2002, Mr. Smith served as senior vice president, business development of Raza Foundries, Inc., a broadband networking and communications investment company, and served in various interim executive roles at Pacific Broadband Communications, Inc., Acirro, Inc. and Omnishift Technologies Inc. He also served as the director of commercial segment marketing and director of technical marketing for the computational products group of Advanced Micro Devices, Inc., the x86 microprocessor and video card maker, and had management roles at technology companies NexGen, Inc. and Chips and Technologies, Inc. Mr. Smith holds a B.S. in Electrical Engineering from Santa Clara University.

Stephen G. Wozniak has served as our Chief Scientist since December 2008. From 1971 to 1976, Mr. Wozniak held engineering positions within HP. In 1976, Mr. Wozniak co-founded Apple Computer, Inc., now Apple Inc. In 1985, Mr. Wozniak was awarded the National Medal of Technology, for his role in the development and introduction of the personal computer. After leaving Apple in 1985, Mr. Wozniak was involved in various business and philanthropic ventures, focusing primarily on computer capabilities in schools, stressing hands-on learning and encouraging creativity for students. In 2000, Mr. Wozniak was inducted into the National Inventors Hall of Fame, and he was awarded the Heinz Award in Technology, the Economy and Employment. He also co-founded the Electronic Frontier Foundation, and was a founding sponsor of the Tech Museum, Silicon Valley Ballet and Children's Discovery Museum of San Jose. Mr. Wozniak holds a B.S. in Electrical Engineering and Computer Sciences from the University of California, Berkeley.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the material components of our executive compensation program and discusses the amounts shown in the executive compensation tables that follow for our named executive officers, or NEOs. Our NEOs are the following executive officers:

- David A. Flynn, our Chief Executive Officer, or CEO, and President;
- Dennis P. Wolf, our Chief Financial Officer, or CFO, and Executive Vice President;
- Lance L. Smith, our Chief Operating Officer and Executive Vice President;
- James L. Dawson, our Executive Vice President, Worldwide Sales; and
- Richard W. Boberg, our Executive Vice President, Strategic Business Development and General Manager of Caching Solutions.

Specifically, this Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program and each component of compensation that we provide. In addition, we explain how and why the compensation committee of our board of directors arrived at the specific compensation policies and decisions involving our executive officers during fiscal 2012.

Executive Summary

Overview

We seek to pay for performance, and we believe our record for fiscal 2012 indicates that we have accomplished this objective.

The following graph shows the strong correlation between our pay and performance by comparing (1) our CEO's target total direct compensation (that is, the sum of the base salary, target short-term incentive award, and equity awards granted in fiscal 2012) against fiscal 2012 revenue and non-GAAP operating income* targets and (2) our CEO's actual total direct compensation (that is, the sum of the base salary, actual short-term incentive payments, and equity awards granted in fiscal 2012) against our achievements in revenue and non-GAAP operating income in fiscal 2012.



CEO Pay for Performance (Fiscal 2012)
Revenue
Total Direct Compensation
Non-GAAP Operating Income
Total Direct Compensation ($ thousands)
$7,000.0
$6,000.0
$5,000.0
$4,000.0
$3,000.0
$2,000.0
$1,000.0
$0.0
Revenue and Non-GAAP Operating Income ($ millions)
$400.0
$350.0
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
$350.0
$5,468.7
$33.6
$359.3
$6,222.7
$41.8
Target Pay and Performance
Actual Pay and Performance

We provide equity compensation as the primary component of our executive compensation program because we believe it links the interests of our executive officers with our stockholders and provides financial incentives for our executive officers to remain with the company and expand our business. With the equity awards subject to time-based vesting, the compensation an executive officer realizes in connection with the equity awards is spread over several years, which we believe assists in motivating him to drive the growth of our business. The following graph further illustrates our CEO's fiscal 2012 realizable pay as compared to his fiscal 2012 target pay.

* Non-GAAP operating income is defined as GAAP income from operations excluding the effects of stock-based compensation expense, amortization of intangible assets and acquisition related costs. A reconciliation of this non-GAAP measure can be found in exhibit 99.1 to the current report on Form 8-K furnished to the Securities and Exchange Commission on August 9, 2012. GAAP is defined as U.S. generally accepted accounting principles.


CEO Target Pay vs. Realizable Pay (Fiscal 2012)
Base Salary
Incentive Compensation
Equity Compensation
Total Direct Compensation ($ thousands)
$7,000.0
$6,000.0
$5,000.0
$4,000.0
$3,000.0
$2,000.0
$1,000.0
$0.0
$5,468.7
$360.0
$340.0
$982.8
$414.0
$340.0
Target Pay*
Realizable Pay**

* Target Pay—includes annualized base salary, target short-term incentive compensation award, and the "fair value" at grant of equity awards (that is, Black Scholes for stock options).

** Realizable Pay—includes annualized base salary, actual incentive compensation paid, and the "in-the-money" value of all equity awards issued during fiscal 2012 using the closing price of our common stock on June 29, 2012 of $20.89. Realizable Pay assumes equity awards are 100% vested upon grant, even though such awards vest over a period of four years.

Fiscal 2012 Business Highlights

We provide next generation datacenter solutions that accelerate databases, virtualization, cloud computing, big data, and the applications that help drive business from the smallest e-tailers to some of the world's largest data centers, social media leaders, and Fortune Global 500 businesses. Our integrated hardware and software platform enables the decentralization of data from legacy architectures and specialized hardware. Our core technology leverages flash memory to significantly increase datacenter efficiency, with enterprise grade performance, reliability, availability, and manageability. We sell our solutions through a global direct sales force, original equipment manufacturers, or OEMs, including Cisco, Dell, HP, and IBM, and other channel partners.

In fiscal 2012, we achieved several significant financial results:

- Recorded fiscal year revenues of approximately $359.3 million, an 82% increase over our fiscal 2011 revenues;

- Recorded fiscal year gross margin of 55.7%; and
- Generated $34.8 million in operating cash flow in fiscal 2012, compared to use of $9.9 million in fiscal 2011.

In addition, we experienced a number of significant business milestones:

- In August 2011, we completed the acquisition of IO Turbine, Inc., which was a key part of our strategy in enabling enterprise customers to increase the utilization, performance and efficiency of their datacenter resources and extract greater value from their information assets.
- In August 2011, we announced ioCache solution featuring ioTurbine software and customized ioMemory accelerator to deliver affordable performance for virtualizing data-intensive enterprise applications.
- In October 2011, we announced our next generation ioMemory platform, the ioDrive 2.
- In November 2011, we completed a follow-on public offering in which we issued and sold three million shares of our common stock, resulting in net proceeds of approximately $94.0 million.
- In April 2012, we announced ioFX, a new product for the single user workstation market, which accelerates key content creation software, including Adobe Creative Suite 6.
- In April 2012, we announced our software development kit (SDK) to enable customers and software developers to optimize enterprise, web, and big data applications through direct programmatic access to Fusion-io's ioMemory subsystem.

Fiscal 2012 Corporate Governance Highlights

We endeavor to maintain good governance standards in our executive compensation policies and practices. The following policies and practices were either adopted or in effect during fiscal 2012:

- The compensation committee is comprised solely of independent directors.
- The compensation committee's compensation consultant, Compensia, Inc., is retained directly by the committee and performs no other consulting or other services for us.
- The compensation committee has conducted an annual review of our compensation strategy, including a review of our compensation-related risk profile to ensure that our compensation-related risks are not reasonably likely to have a material adverse effect on the company. The compensation committee intends to conduct such a review annually.
- Our compensation philosophy and related corporate governance features are complemented by several specific elements that are designed to align our executive compensation with long-term stockholder interests, including:
    - Our change-in-control payments and benefits are reasonable and are based on a "double trigger" (that is, our executive officers are eligible to receive payments and benefits only in connection with a change in control of the company and the termination of the executive without cause or for good reasons within a specified period before or after the change in control).

- As a general policy, we do not favor non-cash benefits or perquisites (such as guaranteed retirement arrangements or pension plan benefits) for our executive officers that are not available to our employees generally.

- Revised equity grant guidelines to establish a pre-set schedule for granting equity awards and avoid the appearance that grants are made to take advantage of material nonpublic information.

Compensation Philosophy, Objectives and Design

Compensation Environment and Philosophy

We operate in a new and rapidly evolving market. To succeed in this environment, we must continually refine our business strategy, grow our customer base, increase the attractiveness and capabilities of our products and expand and enhance our product development and sales operations. To achieve these objectives, we need to attract and retain a highly talented and experienced team of design, engineering, sales, marketing, business development, and finance professionals. We expect these individuals to possess and demonstrate strong leadership and management capabilities.

Given our reputation for innovation and our recent success in developing and marketing our data decentralization platform, our executive officers are highly sought after by our competitors and other large organizations. Accordingly, we have had to develop an executive compensation program that not only rewards these individuals for their achievements but also provides sufficient incentives to ensure their continued employment with us.

Compensation Objectives

We strive to provide a total compensation package to our executive officers through a combination of base salary, short-term and long-term incentive opportunities and severance and change-of-control benefits. Our executive compensation program is designed to achieve the following objectives:

- attract, motivate, reward, and retain highly-qualified executive officers, whose knowledge, skills and performance are critical to our success;

- motivate these executive officers to pursue our business objectives while encouraging the creation of long-term value for our stockholders;

- provide market-competitive compensation that is designed to provide a foundation of fixed compensation (base salary) and a significant portion of performance-based compensation (short-term and long-term incentive opportunities); and

- align the interests of our executive officers and stockholders.

Impact of November 2011 Stockholder Advisory Vote on Named Executive Officer Compensation

At our annual meeting of stockholders on November 18, 2011, or our 2011 annual meeting, our first stockholder advisory vote was conducted on the compensation of our executive officers for whom compensation information was disclosed in the proxy statement relating to the 2011 annual meeting, who we refer to as the 2011 named executive officers. This advisory vote is commonly referred to as a "say-on-pay" vote. At our 2011 annual meeting, our stockholders approved the compensation of the 2011 named executive officers, with over 99% of shareholder votes cast in favor of the 2011 named executive officer compensation program. By the time this vote was conducted, most of the decisions relating to the compensation of our named executive officers for fiscal 2012 had already been made. For example, base salaries and the cash incentive compensation structure for fiscal 2012 had been established in September 2011. As a result, although carefully reviewed and considered by the compensation committee of our board of directors, the 2011 say-on-pay vote did not have a significant impact on the 2012 compensation of our NEOs. However, in determining 2013 compensation programs for our executive officers, the compensation committee has considered, and will continue to consider in future years, the results of the annual say-on-pay vote. Moreover, in determining how often to hold a stockholder advisory vote on executive compensation, our board of directors took into account our stockholders' preference (over 98% of votes cast) for an annual vote at the 2011 annual meeting. Specifically, our board of directors determined that we will hold an annual advisory stockholder vote on our named executive officer compensation until our next say-on-pay frequency vote.

Compensation Design

As a new publicly held company, our executive compensation program has been heavily weighted towards equity, primarily in the form of stock options, with cash compensation that generally fell below the median of comparable publicly held companies. We believe that relying primarily on equity compensation has focused our executive officers on driving achievement of our financial and strategic goals while conserving cash during our early years. We continue to believe that making equity awards a key component of executive compensation aligns the executive team with the long-term interests of our stockholders. We also have offered cash compensation in the form of base salaries to reward individual contributions and compensate our executive officers for their day-to-day responsibilities, and short-term (annual) incentive awards to drive excellence and leadership and reward our executives for the achievement of our short-term financial objectives. The following graph shows for our CEO the percentage of each element of his compensation based on the total direct compensation paid to him in fiscal 2012.


CEO Pay Mix - Fiscal 2012
Base Salary
Incentive Compensation
Equity Compensation
5%
7%
88%

At the beginning of fiscal 2012, with the assistance of Compensia, Inc., a national compensation consulting firm, we evaluated the compensation of each executive officer against our compensation peer group, noting that the total target cash opportunity (that is, base salary and target short-term incentive compensation award) for each of our executive officers in fiscal 2011 was below the 25th percentile of our compensation peer group. As we continue our transition as a publicly held company, we believe it is important to begin aligning our executive compensation against our compensation peer group in order to further our goals of attracting, rewarding, and retaining highly talented individuals, and providing our current and future executives with compensation that is market-competitive. In addition to its review of market competitive compensation levels, the compensation committee of our board of directors also considers executive officer's job performance, skill set, prior experience, and time in his position, as well as internal equity, pressures to attract and retain talent, and business conditions when determining our executive officers' pay levels. The actual compensation each executive officer receives also may vary depending on the extent to which we achieve our performance goals each fiscal year.

Compensation-Setting Process

Role of the Compensation Committee

Pursuant to its charter, the compensation committee is responsible for reviewing, evaluating and approving the compensation arrangements for our executive officers and for establishing and maintaining our executive compensation policies and practices. For additional information on the compensation committee, including the scope of its authority, see "Corporate Governance and Board of Directors—Compensation Committee" elsewhere in this proxy statement.

At the beginning of each fiscal year, the compensation committee, after consulting with our CEO, establishes the company's corporate performance objectives, and, after consulting with our CEO and Compensia, makes decisions with respect to any base salary adjustments, individual performance objectives and individual target short-term incentive award opportunities for our executive officers for the upcoming year, and new equity awards. The compensation committee conducts a bi-annual assessment of the company's performance and the performance of our executive officers to determine the payouts, if any, for the short-term cash incentive award opportunities.

The compensation committee reviews on an annual basis our executive compensation program, including any incentive compensation plans, to determine whether they are appropriate, properly coordinated and likely to achieve their intended purposes and to make any necessary modifications or adopt any new plans or arrangements.

Role of Management

In carrying out its responsibilities, the compensation committee works with members of our management, including our CEO. Typically, our management assists the compensation committee by providing information on corporate and individual performance, market data and management's perspective and recommendations on compensation matters.

Historically, the initial compensation arrangements with our executive officers have been determined in negotiations with each individual executive. Typically, our CEO has been responsible for negotiating these arrangements, with the oversight and final approval of our board of directors or, since July 2010, the compensation committee.

Typically, our CEO will make recommendations to the compensation committee regarding compensation matters, including the compensation of our executive officers (except with respect to his own compensation). He also typically attends compensation committee meetings, except with respect to discussions involving his own compensation.

While the compensation committee solicits and reviews our CEO's recommendations and proposals with respect to compensation-related matters, the compensation committee only uses these recommendations and proposals as one factor in making compensation decisions.

Role of Compensation Consultant

We engaged Compensia to review our executive compensation policies and practices and to conduct an executive compensation market analysis.

The compensation committee is authorized to retain the services of one or more executive compensation advisors from time to time, as it sees fit, in connection with carrying out its duties and the oversight of our executive compensation program. Compensia serves at the discretion of the compensation committee. In fiscal 2012, Compensia was engaged by the compensation committee to assist in summarizing our executive compensation program, providing its observations regarding our current executive compensation levels versus executive compensation practices of our compensation peer group, highlighting "gaps" to market and offering a framework for potential compensation adjustments, and developing a framework for go-forward equity awards.

Competitive Positioning

The compensation committee compares and analyzes our executive officers' compensation with those of a peer group of companies. In 2011, the compensation committee, assisted by our management and Compensia, selected a peer group of comparable companies, taking into consideration size and growth potential. This compensation peer group generally consisted of technology companies that had conducted an initial public offering of their equity securities within the last four years and other technology companies of similar size with which we compete in attracting talent. In fiscal 2012, the compensation committee, in consultation with Compensia, made adjustments to the compensation peer group, adding other technology companies that recently conducted initial public offerings and removing companies that had been acquired during the previous 12 months. The median market capitalization of the fiscal 2012 peer group was $2,364.2 million as of August 11, 2011. At the end of fiscal 2011, our market capitalization was approximately $2,441.8 million. We intend to review the compensation peer group at least annually.

The following companies comprised the compensation peer group for fiscal 2012:

A123 Systems
Acme Packet
Ancestry.com
ArcSight
Aruba Networks
Blue Coat Systems
CommVault Systems
Constant Contact
F5 Networks
Fortinet
Infinera
Netsuite
Qlik Technologies
QuinStreet
Rackspace Hosting
Red Hat
SuccessFactors

For fiscal 2012, the compensation committee also analyzed the executive compensation programs of certain other larger technology companies with whom the company competes for talent. The compensation committee used this data as a reference point for recruiting and retaining executives but did not factor the executive compensation of these companies into its analysis of the competitiveness of our executive officers' compensation levels. These companies include the following for fiscal 2012:

EMC	salesforce.com
NetApp	Symantec
Oracle	VMware

Compensia used the compensation information reported in the public filings of compensation peer group companies to make its comparisons. Compensia compiled the compensation data from the compensation peer group and prepared assessments to use for benchmarking our executive officer compensation. To remain competitive, we sought to develop a transition plan for our executive compensation program such that by fiscal 2013 the total cash compensation of each executive officer was increased to approximately the 50th percentile of similarly situated executives at our peer group, and equity compensation of each executive officer was decreased to approximately the 75th percentile of similarly situated executives at our peer group. The compensation committee believed these levels were appropriate because they allowed a greater portion of each executive's compensation to be in the form of equity awards, which link the executive's financial interests with the long-term interests of our stockholders, while moving toward more market competitive levels of cash compensation. The compensation committee analyzed the data provided by Compensia and used it to set compensation for fiscal 2012 for executive officers (other than Mr. Boberg, whose compensation was determined in negotiations in connection with the purchase of IO Turbine, Inc. in August 2011). The compensation committee also took into consideration its assessment of each executive officer's job performance and the company's overall business objectives for fiscal 2012. In particular, the compensation committee set each executive officer's fiscal 2012 total target cash compensation below the 50th percentile of our peer group and fiscal 2012 equity compensation above the 75th percentile in order to conserve cash resources, while at the same time incentivizing our executive officers through equity compensation that provides them with a financial interest to grow our company.

Executive Compensation Program Components

The following describes each component of our executive compensation program, the rationale for each, and how compensation amounts and awards are determined.

Base Salary

Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our executive officers for services rendered during the year and to recognize the experience, skills, knowledge and responsibilities required of each executive officer. Historically, we have not applied a specific formula to determine adjustments to base salary. Rather, the base salaries of our executive officers were reviewed on a periodic basis and adjustments made to reflect our economic condition and future expected performance, as well as what our executive officers could be expected to receive if employed at companies similarly situated to ours and our overall subjective assessment of appropriate base salary levels, while being mindful of the need to conserve cash resources.

In September 2011, the compensation committee reviewed the base salaries of our executive officers, taking into consideration Compensia's compensation analysis and the recommendations of our CEO (except with respect to his own base salary and Mr. Boberg's base salary), as well as the other factors described above. Compensia's analysis showed that the fiscal 2011 annual base salaries of our executive officers were below the 25th percentile of our compensation peer group. After taking into account the factors described above, the compensation committee increased the base salaries of our executive officers (other than Mr. Boberg) to a level that was market-competitive with our peers and would place each executive officer's target total cash compensation (cash and short-term incentive compensation opportunity) closer to the 50th percentile of similarly situated executives in our compensation peer group. Each executive officer's total target cash compensation remained below the 50th percentile of similarly situated executives at our peer group, as we sought to conserve cash resources and fully transition total target cash compensation to the 50th percentile of our peer group by fiscal 2013. We did not benchmark any executive officer's base salary to a specific percentile.

The base salaries paid to the NEOs during fiscal 2012 are set forth in the table below:

Named Executive Officer	Fiscal 2012 Base Salary(1)
Mr. Flynn(1)	$ 360,000
Mr. Wolf(2)	$ 270,000
Mr. Smith(3)	$ 300,000
Mr. Dawson(4)	$ 255,000
Mr. Boberg(5)	$ 210,000

(1) Mr. Flynn's base salary was $240,000 for the first two months of fiscal 2012 and increased by $120,000 to $360,000 effective September 1, 2011.

(2) Mr. Wolf's base salary was $220,000 for the first two months of fiscal 2012 and increased by $50,000 to $270,000 effective September 1, 2011.

(3) Mr. Smith's base salary was $220,000 for the first two months of fiscal 2012 and increased by $80,000 to $300,000 effective September 1, 2011.

(4) Mr. Dawson's base salary was $225,000 for the first two months of fiscal 2012 and increased by $30,000 to $255,000 effective September 1, 2011.

(5) Mr. Boberg's base salary was negotiated in connection with his hiring in August 2011 and was not adjusted in September 2011.

Short-Term Incentive Compensation

Consistent with our objective of linking a significant portion of each of our executive officer's total compensation to performance, we provide performance-based short-term incentive opportunities to our executive officers that are based on corporate and individual performance, to achieve our annual financial and operational objectives, while making progress towards our longer-term growth and other goals. Historically, the compensation committee has made short-term incentive awards to our executive officers in its discretion after the end of the fiscal year based on its evaluation of the achievement of one or more corporate objectives as established in our annual operating plan and the individual performance of each executive officer.

Target Short-Term Incentive Award Opportunities

In fiscal 2012, the short-term incentive awards were designed to reward our executive officers based on our overall performance in achieving our financial and business objectives.

Each executive officer (other than Mr. Dawson) participated in the Executive Incentive Compensation Plan. As a participant in this plan, each executive officer's short-term incentive award was payable bi-annually, based on our achievement against revenue and non-GAAP operating income goals, which were selected by our compensation committee, with input from our CEO and management at the beginning of fiscal 2012. For fiscal 2012, our target annual revenue goal was $350 million and target annual non-GAAP operating income goal was $33.6 million, which were equally weighted metrics under the plan. These performance metrics were selected to motivate our management team and encourage growth in our business, and the targets were intentionally challenging and expected to be achieved only with significant effort and leadership from our management team. There was no minimum or maximum threshold for payment.

Mr. Dawson's fiscal 2012 short-term incentive award initially was structured similarly to the other executive officers and based on our achievement of annual revenue and non-GAAP operating income goals. The compensation committee, in consultation with our CEO, later redesigned Mr. Dawson's fiscal 2012 short-term incentive award to become a commission-based opportunity, similar to the incentive compensation arrangement Mr. Dawson had in prior years. Mr. Dawson was eligible to receive incentive compensation payments, based on achievement of bookings quotas and gross margin targets, weighted 80% and 20%, respectively. The compensation committee, with input from our CEO, determined that a sales-based commission-program would serve as a more effective motivational tool for Mr. Dawson, our top sales executive, in driving the growth of our business through sales. The bookings quotas and gross margin targets were set by our compensation committee, in consultation with our CEO, were based on our historical operating results and growth rates, and believed to be achievable only with significant effort and dedication from Mr. Dawson and our team. These targets were viewed as difficult to achieve because they represented significant increases over the results for fiscal 2011, and attaining those goals further required Mr. Dawson and our sales team to engage with a substantially higher number of potential customers and book a higher aggregate number of purchase commitments. There was no minimum or maximum threshold for payment. We do not publicly disclose this information and, if disclosed, we believe the information would provide competitors and others with insights into our operations and sales compensation programs that would be harmful to us.

With respect to each executive officer (other than Mr. Boberg), the amount of his target short-term incentive award opportunity was established by the compensation committee taking into consideration Compensia's compensation analysis and the recommendation of our CEO (except with respect to his own target short-term incentive award opportunity) and several other factors, including the scope of his performance, contributions, responsibilities, experience, prior years' target short-term incentive award opportunities, position (in the case of a promotion) and market conditions. Compensia's analysis showed that the total target cash compensation of our executive officers was below the 25th percentile of our compensation peer group. After taking into account this and the other factors described above, the compensation committee increased the target short-term incentive awards for each executive officer to a level that would place his target total cash compensation closer to the 50th percentile of similarly situated executives of our compensation peer group. Each executive officer's total target cash compensation remained below the 50th percentile of similarly situated executives at our peer group, as we sought to conserve cash resources and transition his total target cash compensation to the 50th percentile of our peer group by fiscal 2013. We did not benchmark any executive officer's target short-term incentive award to a specific percentile. Mr. Boberg's short-term incentive award was determined in connection with his hiring in August 2011 in connection with the company's acquisition of IO Turbine, Inc.

As in prior years, the compensation committee determined that the target short-term incentive award for each executive officer should be determined as a percentage of such executive officer's base salary. The target short-term incentive awards for the NEOs, expressed as a percentage of base salary, were as follows:

Named Executive Officer	Fiscal 2012 Base Salary	Fiscal 2012 Target Short-Term Incentive Award (% of Base Salary)
Mr. Flynn	$360,000	100%
Mr. Wolf	$270,000	70%
Mr. Smith	$300,000	70%
Mr. Dawson(1)	$255,000	100%
Mr. Boberg	$210,000	50%

(1) Mr. Dawson's target short-term incentive award was adjusted upwards from 70% of his base salary to 100% of his base salary when our compensation committee restructured his incentive compensation arrangement to a sales-based commission program because of the comparatively aggressive bookings and gross margin targets that the company would have to achieve for Mr. Dawson to achieve the targets under his incentive compensation arrangement.

Award Decisions and Analysis

In February 2012, the compensation committee, in consultation with our CEO and management, evaluated our achievements in revenue and non-GAAP operating income and determined that we were on track to at least achieve our annual targets in revenue and non-GAAP operating income based on our performance for the first six months of fiscal 2012. The compensation committee approved short-term incentive compensation payments to our executive officers (other than Mr. Dawson) equal to 50% of their target short-term incentive awards. The fiscal 2012 target short-term incentive awards for our executive officers (other than Mr. Dawson) were based on annual achievements against our fiscal 2012 targets, and, to the extent we did not achieve our targets in revenue and non-GAAP operating income due to our performance in the second-half of fiscal 2012, our executive officers potentially would be required to return to the Company a portion of the short-term incentive awards previously paid to them. In July 2012, the compensation committee, in consultation with our CEO and management, evaluated our annual achievements in revenue and non-GAAP operating income and determined that we had exceeded our annual targets, achieving annual revenues of $359.3 million (103% of our fiscal 2012 revenue target) and non-GAAP operating income of $41.8 million (124% of our fiscal 2012 non-GAAP operating income target). The compensation committee approved short-term incentive compensation payouts to our executive officers (other than Mr. Dawson) equal to 65% of their target short-term incentive awards based on our revenue and operating achievement in fiscal 2012, resulting in total short-term incentive compensation payouts to our executive officers (other than Mr. Dawson) for fiscal 2012 equal to 115% of their target short-term incentive awards.

For Mr. Dawson, our CEO and management evaluated our achievement against annual bookings and quarterly gross margin goals and determined that we had exceeded our bookings quota and achieved 75% of the gross margin targets for fiscal 2012. We have not disclosed the specific formulae or performance targets contained in Mr. Dawson's commission plan for several reasons, including our belief that disclosure would result in competitive harm. Mr. Dawson's eligible aggregate commissions relating to bookings were equal to 128% of his target short-term incentive award for fiscal 2012, based on achievements and consistent with the accelerator rates under Mr. Dawson's commission plan. Commissions relating to Mr. Dawson's booking achievements were earned and paid monthly based on actual shipment of product relating to those bookings. Any commissions paid with respect to shipments that are later returned or otherwise cancelled are reversed and generally offset future commissions. Incentive payments relating to gross margin achievement were 75% of his target short-term incentive award for fiscal year 2012 and were earned and paid quarterly based on gross margin achievement against targets in the immediately preceding quarter.

The aggregate amounts of short-term incentive awards earned by our NEOs are set forth in the "Non-Equity Incentive Compensation" column in our Summary Compensation Table below.

Long-Term Incentive Compensation

We believe that strong long-term corporate performance is achieved with a corporate culture that encourages a long-term focus by our executive officers through the use of equity-based awards, the value of which depends on the performance of our common stock. To date, our long-term incentive compensation has been provided largely in the form of equity awards. We have used stock options to provide our executive officers with incentives to help align their interests with the interests of our stockholders and to enable them to participate in the long-term appreciation of the value of our common stock. As we continued our transition following our initial public offering, we began granting restricted stock units to employees in fiscal 2012 in order to stay market-competitive and attract and retain key personnel. We also granted restricted stock units to Mr. Boberg in connection with our acquisition of IO Turbine, Inc. Stock options and restricted stock units provide an important tool for us to retain our executive officers, as they are subject to vesting over a multi-year period subject to continued service with the company.

Historically, we have not had an established set of criteria for granting equity awards to our executive officers. Instead, our board of directors and compensation committee have exercised their judgment and discretion, in consultation with our CEO, and considered, among other factors, the role and responsibility of each executive officer, competitive factors, the amount of stock-based equity compensation already held by the executive officer and the cash compensation to be received by the executive officer, to determine the size of equity awards. In fiscal 2012, as we continued our transition to a publicly held company, we began reviewing the equity compensation levels of our compensation peer group to gain an understanding of the market. After taking into consideration all of the factors above, including that the total target cash compensation for our executive officers was set at levels below the 50th percentile of our compensation peer group, the compensation committee approved equity awards to our executive officers in fiscal 2012 above the 75th percentile of our compensation peer group in order to conserve cash resources and provide the greatest portion of each executive officer's compensation package in the form of equity compensation, which links the executive officer's financial interests with those of our stockholders. In future years, we will continue to evaluate the equity compensation we provide to our executive officers.

In August 2011, in connection with Mr. Boberg joining the company following the company's acquisition of IO Turbine, Inc., the board of directors granted Mr. Boberg a restricted stock unit award under the 2011 Equity Incentive Plan covering 88,905 shares, subject to a four-year vesting schedule.

In September 2011, the compensation committee approved stock options to purchase shares of our common stock to our NEOs (other than Mr. Boberg). Each of these stock options was granted with an exercise price equal to $19.00 per share, the fair market value of our common stock on September 30, 2011, the last day on which the New York Stock Exchange was open for trading in the month of September, in accordance with our equity guidelines in effect at the time, and subject to a four-year vesting schedule and a 10-year maximum term. The stock option grants made to the NEOs were as follows:

Named Executive Officer	Number of Shares Underlying Stock Option Grant
Mr. Flynn	520,000
Mr. Wolf	270,000
Mr. Smith	270,000
Mr. Dawson	200,000

In determining the amount of each NEOs stock option grant, the compensation committee took into consideration a compensation analysis performed by Compensia and the equity award recommendations of Compensia and our CEO, as well as each executive officer's performance, contributions, responsibilities, experience, existing equity holdings (including the current economic value of his unvested equity and the ability of these unvested holdings to satisfy our retention objectives), market conditions and internal equity.

The stock options granted to the NEOs and restricted stock units granted to Mr. Boberg during fiscal 2012 are set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table below.

Welfare and Other Benefits

We have established a tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. We currently do not match any contributions made to the plan by our employees, including our executive officers. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other benefits to our executive officers on the same basis as all of our full-time salaried employees in the country in which they reside.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide perquisites to our executive officers, except in limited situations where we believe it is appropriate to assist an individual in the performance of his duties, to make our executive officers more efficient and effective and for recruitment, motivation or retention purposes.

All future practices with respect to perquisites or other personal benefits are subject to approval and periodic review by the compensation committee.

Employment Agreements

We have entered into an employment agreement with our CEO and employment offer letter agreements with our other NEOs. Each of these arrangements was approved on our behalf by our board of directors and sets forth the initial terms and conditions of employment of each of the NEOs. We believe that these arrangements were critical to induce these individuals to accept their position with us or to forego other employment opportunities or leave their then-employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling these positions, our board of directors was aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a unique market niche. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, our board of directors was sensitive to the need to integrate new executives into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Each of these arrangements provided for an initial base salary, an annual short-term incentive opportunity payable in cash and/or an equity award in the form of a stock option to purchase shares of our common stock.

For a summary of the material terms and conditions of employment for the NEOs, see "Employment Agreements and Offer Letters" below.

Post-Employment Compensation

Our board of directors considers maintaining a stable and effective management team to be essential in protecting and enhancing the best interests of the company and our stockholders. We have established severance and/or change of control arrangements with the NEOs to provide assurances of specified severance payments and benefits if their employment is subject to involuntary termination or voluntary termination for good reason other than for death, disability or cause, including following a change of control of the company.

We believe that it is imperative to provide these individuals with severance payments and benefits upon certain types of terminations of employment, which we recognize can be triggered at any time, to secure their continued dedication to their work, notwithstanding the possibility of a termination of employment by us, and provide these individuals with an incentive to continue their employment with us. We further believe that the severance payments and benefits are competitive relative to the severance protection provided to similarly situated individuals at companies with which we compete for talent and appropriate because the payments and benefits are subject to the executive officer's entry into a release of claims in favor of the company.

We also recognize that the possibility of a change of control of the company may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among management, may result in the departure or distraction of management to the company's and our stockholders' detriment. Accordingly, our board of directors decided to take steps to encourage the continued attention, dedication and continuity of members of our management team to their assigned duties without the distraction that may arise from the possibility or occurrence of a change of control of the company. As a result, we have agreements with each of the NEOs that provide for specific payments and benefits in the event of a change of control of the company. The terms of these agreements were determined after review by our board of directors of our retention objectives for each NEO and an analysis of relevant market data.

For a summary of the material terms and conditions of these severance and change-of-control arrangements, see "Potential Payments Upon Termination or Change of Control" below.

Other Compensation Policies

Stock Ownership Guidelines

We have not adopted stock ownership guidelines for our executive officers and our stock plans have provided the principal method for our executive officers to acquire equity in the company. We currently expect to continue to provide a substantial portion of total compensation to our executives in the form of equity awards.

Compensation Recovery Policy

In September 2012, we adopted a compensation recovery policy under which the board of directors may require reimbursement of any cash-based incentive compensation paid to any current or former employee who is subject to Section 16 of the Securities Exchange Act of 1934 in the event (1) such employee's fraud or intentional misconduct results in the restatement of the company's financial results (other than a restatement due to a change in financial accounting rules) and (2) the board of directors (or a committee of the board of directors) determines that such employee would have received a lower amount of cash-based incentive compensation as a result of the corrected restatement. The compensation recovery policy applies to any cash-based incentive compensation paid to any current or former Section 16 reporting person during the three-year period preceding the date on which the company is required to prepare an accounting restatement.

We believe that by providing the company with the ability to recover cash-based incentive compensation paid to any Section 16 reporting person in this situation, the company demonstrates its commitment to strong corporate governance.

Derivatives Trading and Hedging Policy

Our insider trading compliance policy prohibits, among other things, short sales, hedging of stock ownership positions and transactions involving derivative securities relating to shares of our common stock.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code, or the Code, disallows a tax deduction to any publicly held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and each of the three other most highly compensated executive officers (other than the chief financial officer). Remuneration in excess of $1 million may be deducted only if, among other things, it qualifies as "performance-based compensation" within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved employee stock plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

As a new publicly held corporation, under a specific exception contained in Section 162(m), any compensation paid pursuant to a compensation arrangement in existence before the effective date of our public offering of equity securities will not be subject to the $1 million deduction limit. In addition, any equity awards that we grant under our 2011 Equity Incentive Plan will not be subject to the deduction limit, provided such awards are made prior to the earliest of:

- the expiration of the plan;
- a material modification of the plan (as determined under Section 162(m));
- the issuance of all the shares of our common stock and other compensation allocated under the plan; or
- the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which our public offering of equity securities occurred.

We may, where reasonably practicable, seek to qualify the variable compensation paid to our executive officers for the "performance-based compensation" exemption from the deduction limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). The compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract, retain or motivate executive talent.

Taxation of "Parachute" Payments and Deferred Compensation

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the company that exceeds certain prescribed limits, and that the company (or a successor) may forfeit a deduction on the amounts subject to this additional tax.

Section 409A of the Code also imposes significant additional taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Section 409A.

We have not provided any executive officer with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 during fiscal 2012 and we have not agreed and are not otherwise obligated to provide any executive officer, including any NEO, with such a "gross-up" or other similar reimbursement.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718, or ASC 718, for our stock-based compensation awards. ASC 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC 718 also requires companies to recognize the compensation cost of their share-based payment awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Compensation Committee Report

The compensation committee oversees Fusion-io's compensation policies, plans, and benefit programs. The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

H. Raymond Bingham (Chair)
Dana L. Evan
Scott D. Sandell

The Report of the Compensation Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing by Fusion-io under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent Fusion-io specifically incorporates the Report of the Compensation Committee by reference therein.

Summary Compensation Table

The following table provides information regarding the compensation of our chief executive officer, chief financial officer and each of the next three most highly compensated executive officers, together referred to as our named executive officers, or NEOs, for the fiscal years ended June 30, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Total ($)
David A. Flynn	2012	340,000	—	5,468,691	—	414,000(3)	6,222,691
Chief Executive Officer	2011	240,000	—	1,335,934	—	168,000(3)	1,743,934
and President	2010	224,849	192,000	2,395,458(4)	—	—	2,812,307
Dennis P. Wolf	2012	261,667	—	2,839,513	—	217,350(3)	3,318,530
Chief Financial Officer	2011	220,000	—	807,394	—	115,500(3)	1,142,894
and Executive Vice President	2010	140,039	83,540	235,875	—	—	459,454
Lance L. Smith	2012	286,667	—	2,839,513	—	241,500(3)	3,367,680
Chief Operating Officer	2011	220,000	—	1,620,594	—	126,500(3)	1,967,094
and Executive Vice President	2010	220,000	132,000	32,671	—	—	384,671
James L. Dawson	2012	250,000	—	2,103,343	—	258,700(5)	2,612,043
Executive Vice	2011	225,000	—	267,187	—	299,350(5)	791,537
President, World-wide Sales	2010	225,000	—	—	—	277,973(5)	502,973
Richard W. Boberg ..... *Executive Vice President, Corporate Business Development*	2012	185,368	—	—	2,524,902	117,875(3)	2,828,145

(1) The amounts included in the "Option Awards" column represent the aggregate grant date fair value of option awards calculated in accordance with ASC 718. The valuation assumptions used in determining such amounts are described in the notes to our consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended June 30, 2012.

(2) The amounts included in the "Stock Awards" column represent the aggregate grant date fair value of restricted stock units granted to Mr. Boberg, calculated in accordance with ASC 718.

(3) These amounts represent amounts earned pursuant to our Executive Incentive Compensation Plan. For further information regarding the bonus amounts, please see the "Target Short-Term Incentive Award Opportunities" subsection of the Compensation Discussion and Analysis section of this proxy statement.

(4) Includes $96,410 of grant date fair value for a portion of an option that was canceled following the end of fiscal 2010.

(5) Represents amounts paid to Mr. Dawson pursuant to his sales commission plan.

Grants of Plan-Based Awards For Fiscal Year Ended June 30, 2012

The following table presents information concerning each grant of an award made to an NEO in fiscal 2012 under any plan.

		Estimated Payouts Under Non-Equity Incentive Plan Awards Target ($)						
Name	Grant Date	Threshold	Target (1)	Maximum	Number of Shares of Stock or Units(#)(3)	Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
David A. Flynn	09/13/2011		360,000(1)					
	09/30/2011				—	520,000	19.00	5,468,691
Dennis P. Wolf	09/13/2011		189,000(1)					
	09/30/2011				—	270,000	19.00	2,839,513
Lance L. Smith	09/13/2011		210,000(1)					
	09/30/2011				—	270,000	19.00	2,839,513
James L. Dawson	09/13/2011		255,000(2)					
	09/30/2011				—	200,000	19.00	2,103,343
Richard W. Boberg	08/11/2011				88,905	—	—	2,524,902
	09/13/2011		102,500(1)					

(1) The target bonus amounts for fiscal 2012 were set pursuant to pre-determined objectives established by the compensation committee. For further information regarding the fiscal 2012 target short-term incentive awards, please see the "Target Short-Term Incentive Award Opportunities" subsection of the Compensation Discussion and Analysis section of this proxy statement.

(2) This amount relates to the commission amount payable to Mr. Dawson under his sales commission plan, assuming achievement of the bookings and gross margin targets. Payments under this sales commission plan are not subject to a minimum or maximum payment limitation. The actual amount paid to Mr. Dawson is set forth in the table above titled "Summary Compensation Table."

(3) The restricted stock units granted to Mr. Boberg on August 11, 2011 vest as to 1/24th of the units each month after August 11, 2014, subject to Mr. Boberg's continued service through each vesting date.

(4) The stock options granted to the NEOs on September 30, 2011 vest as to 1/48th of the shares subject to the stock option each month after the grant date, subject to the continued service of the NEO on each vesting date. These stock options have a 10-year-term. For further information regarding the impact of certain events upon the vesting schedules of these options, please see the "Employment Agreements and Offer Letters" and "Agreements Providing for Severance or Change of Control Benefits" sections of this proxy statement.

(5) Represents the grant date fair value of stock options granted during our fiscal year ended June 30, 2012 in accordance with ASC 718. The grant date fair value is the amount of stock-based compensation expense we expect to realize over the option's service period. Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements for the fiscal year ended June 30, 2012 in our annual report on Form 10-K for fiscal 2012.

Outstanding Equity Awards at June 30, 2012

The following table presents information concerning outstanding equity awards for each NEO as of the end of fiscal 2012.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
David A. Flynn	527,025(1)	359,701	0.65	06/01/2019	—	—
	1,265,366(1)	1,092,963	1.96	05/27/2020	—	—
	—	500,000(2)	5.12	01/24/2021	—	—
	97,500(3)	422,500	19.00	09/29/2021	—	—
Dennis P. Wolf	4,208(4)	258,542	0.65	11/17/2019	—	—
	13,750(1)	56,250	1.96	09/11/2020	—	—
	—	200,000(2)	5.12	01/24/2021	—	—
	50,625(3)	219,375	19.00	09/29/2021	—	—
Lance L. Smith	—	135,000(1)	0.65	06/01/2019	—	—
	2,084(1)	31,250	0.65	09/21/2019	—	—
	4,167(1)	168,750	1.96	09/11/2020	—	—
	—	300,000(2)	5.12	01/24/2021	—	—
	50,625(3)	219,375	19.00	09/29/2021	—	—
James L. Dawson	450,708(4)	218,750	0.65	06/01/2019	—	—
	—	100,000(2)	5.12	01/24/2021	—	—
	37,500(3)	162,500	19.00	09/29/2021	—	—
Richard W. Boberg ...	—	—	—	—	88,905(5)	1,857,225

(1) The option vests monthly as to 1/48th of the total number of shares on the first monthly anniversary of the vesting commencement date, subject to the NEO's continued service through each vesting date. The options held by Mr. Flynn have vesting commencement dates of April 3, 2009 and April 7, 2010, respectively. The options held by Mr. Wolf have a vesting commencement date of September 12, 2010. The options held by Mr. Smith have vesting commencement dates of June 2, 2009, September 22, 2009, and September 12, 2010, respectively.

(2) The option vests monthly as to 1/24th of the total number of shares on the 25th day of each month beginning on February 25, 2014, subject to the NEO's continued service through each vesting date.

(3) The option vests monthly as to 1/48th of the total number of shares beginning on the 13th day of each month after September, 2011, subject to the NEO's continued service through each vesting date.

(4) The option vests as to 1/4th of the total number of shares on the first anniversary of the vesting commencement date and an additional 1/48th of the total shares vests each month thereafter, subject to the NEO's continued service through each vesting date. The options held by Messrs. Wolf and Dawson have vesting commencement dates of November 11, 2009 and April 30, 2009, respectively.

(5) The restricted stock units granted to Mr. Boberg vest as to 1/24 of the units subject to the award on the 11th day of each month after August 11, 2014.

Option Exercises and Stock Vested in Fiscal Year Ended June 30, 2012

The following table shows information regarding options that were exercised by our NEOs during fiscal 2012. None of our NEOs hold any stock awards that had a vesting event occurring during fiscal 2012.

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
David A. Flynn	100,000	2,815,049
Dennis P. Wolf	412,250	10,756,645
Lance L. Smith	798,749	22,559,355
James L. Dawson	263,042	7,233,190
Richard W. Boberg	—	—

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted to our employees, consultants, and directors, as well as the number of shares of common stock remaining available for future issuance, under our equity compensation plans as of June 30, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)($/share)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(A)) (C)
Equity compensation plans approved by security holders(1)	21,416,533	4.83	8,125,215
Equity compensation plans not approved by security holders(2)	218,724	1.07	—
Total	21,635,257	4.79	8,125,215

(1) Includes the following plans: 2011 Equity Incentive Plan, 2011 Employee Stock Purchase Plan, 2010 Executive Stock Incentive Plan, 2008 Stock Incentive Plan, and 2006 Stock Option Plan. Our 2011 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year equal to the least of (i) 10,000,000 shares of our common stock, (ii) five percent (5%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year, or (iii) such lesser amount as our board of directors may determine. Our board of directors determined that the number of shares available for issuance under our 2011 Equity Incentive Plan would be increased by 4,681,423 shares for the 2013 fiscal year. Our 2011 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with the 2011 fiscal year, equal to the least of (i) 1,000,000 shares of our common stock, (ii) two percent (2%) of the outstanding shares of our common stock on the first day of the fiscal year, or (iii) such lesser amount as our board of directors or a designated committee acting as administrator of the plan may determine. Our board of directors determined that the number of shares available for issuance under our 2011 Employee Stock Purchase Plan would be increased by 936,284 for the 2013 fiscal year.

(2) Consists of common shares to be issued upon exercise of outstanding options under the IO Turbine, Inc. 2009 Equity Incentive Plan, which was assumed by us in connection with our acquisition of IO Turbine, Inc. in August 2011.

Equity Awards Committee Authority and Limitations

In April 2011, our board of directors formed the equity awards committee and granted to the committee authority to grant equity awards to employees from our 2011 Equity Incentive Plan, or 2011 Plan, in accordance with certain specific grant guidelines determined by our board of directors and the compensation committee.

The equity awards committee is composed of three of our executive officers: David A. Flynn, Dennis P. Wolf and Shawn J. Lindquist, our chief executive officer, our chief financial officer, and our chief legal officer, respectively. The equity awards committee typically meets on the last trading day of each month. The equity awards committee has authority to grant equity awards under the 2011 Plan subject to the following guidelines and limitations established by our board of directors and the compensation committee:

- The equity awards committee may grant equity awards only to employees who are not: (1) Section 16 reporting persons; (2) executive vice presidents, senior vice presidents or vice presidents of the company; (3) employees who hold 5% or more of the outstanding capital stock of the company; or (4) members of the equity awards committee.

- All equity awards granted by the equity awards committee become effective in accordance with our Equity Granting Guidelines and Practices discussed below.

- All stock options granted by the equity awards committee shall have an exercise price equal to the closing sales price of our common stock on the effective date of grant.

- The vesting commencement date for stock options or stock appreciation rights and full value awards (i.e., restricted stock, restricted stock units, and performance shares/units) are determined in accordance with our Equity Granting Guidelines and Practices discussed below.

- The equity awards committee may grant equity awards subject to the following limitations for each calendar year: (1) a maximum of 50,000 shares subject to options to purchase common stock to any employee; (2) a maximum of 50,000 shares subject to stock appreciation rights to any employee; (3) a maximum of 25,000 restricted stock units to any employee, and (4) a maximum of 2,000,000 shares in total for all grants made pursuant to this delegation of authority.

In addition, the equity awards committee is required to report at each meeting of the compensation committee concerning equity awards granted by the committee.

Equity Granting Guidelines and Practices

Our board of directors has determined that equity awards may be granted under the 2011 Plan by the board, the compensation committee and the equity awards committee. Our board of directors has adopted the equity award guidelines described below. These guidelines are designed to comply with: (1) the administrative provisions of the 2011 Plan; (2) the requirements of the Delaware General Corporation Law; (3) the corporate governance requirements of the New York Stock Exchange; (4) applicable rules and regulations of the SEC, including those relating to Section 16 of the Exchange Act, or Section 16; and (5) relevant sections of the Code, including Section 422 (incentive stock options), Section 409A (deferred compensation) and Section 162(m) (performance based compensation). In September 2011, the compensation committee, after consulting with Compensia, adopted equity award guidelines described below. In September 2012, the compensation committee amended the equity granting guidelines, which are noted in the descriptions below. The following guidelines apply with respect to equity awards made under the 2011 Plan:

- Only the board of directors and the compensation committee may grant equity awards to employees who are (1) Section 16 reporting persons; (2) executive vice presidents, senior vice presidents, or vice presidents of the company; (3) members of the equity awards committee; or (4) employees who hold 5% or more of the outstanding common stock of the company.

- Following amendments made by the compensation committee in September 2012, equity awards become effective as follows:

  - Awards granted to non-executives in connection with their initial hiring become effective on the last trading day of the month in which the grant is approved;

  - Awards granted to executives in connection with their initial hiring that are approved during a trading blackout period is in effect under our Insider Trading Policy become effective on the last trading day of the month in which the grant is approved;

  - For all other awards, if an award is approved when there is no trading blackout period in effect pursuant to the our Insider Trading Policy, it will granted and become effective on the date it is approved and if an award is approved during a trading blackout period under our Insider Trading Policy, the award will become effective on the first trading day of the next open trading window under our Insider Trading Policy.

- The vesting commencement date for stock options or stock appreciation rights shall generally be either: (1) the date on which the employee's *bona fide* employment commences (for newly hired employees); or (2) the date on which the grant is approved.

- The vesting commencement date for full value awards shall generally be either the first quarterly vesting date to occur following: (1) the date on which the employee's *bona fide* employment commences (for newly hired employees); or (2) the date on which the grant is approved.

In addition, our board of directors has retained the authority to make discretionary equity award grants to non-employee directors, subject to the guidelines above. Discretionary grants are subject to the guidelines described above, except that the vesting commencement date for any such discretionary award will be the date on which the grant is approved by our board of directors. The compensation committee may at any time, and without the approval of the board of directors, modify the guidelines described above, including to the extent necessary to maintain compliance with state, federal or foreign laws or regulations.

Pension Benefits & Nonqualified Deferred Compensation

We do not provide a pension plan for our employees and no NEOs participated in a nonqualified deferred compensation plan during the fiscal year ended June 30, 2012.

Employment Agreements and Offer Letters

David A. Flynn

We entered into a second amended and restated employment agreement with David A. Flynn, dated April 7, 2010, in connection with his appointment as our Chief Executive Officer and President.

This agreement has no specific term and constitutes at-will employment. Mr. Flynn's current annual base salary is $500,000, and he is eligible to earn short-term cash incentive compensation with a target of 100 percent of his base salary. The second amended and restated employment agreement provides for severance and change of control benefits to Mr. Flynn, as described below under the "Agreements Providing for Severance or Change of Control Benefits" section.

Dennis P. Wolf

We entered into an offer letter agreement with Dennis P. Wolf, our Chief Financial Officer and Executive Vice President, dated November 4, 2009. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Wolf's current annual base salary is $340,000, and he is eligible to earn short-term incentive compensation with a target of 70 percent of his base salary. In August 2010, Mr. Wolf entered into an involuntary termination severance agreement providing for severance and change of control benefits to Mr. Wolf, as described below under the "Agreements Providing for Severance or Change of Control Benefits" section.

Lance L. Smith

We entered into an offer letter agreement with Lance L. Smith, our Chief Operations Officer and Executive Vice President, dated April 29, 2008. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Smith's current annual base salary is $360,000, and he is eligible to earn short-term cash incentive compensation with a target of 70 percent of his base salary. In August 2010, Mr. Smith entered into an involuntary termination severance agreement providing for severance and change of control benefits to Mr. Smith, as described below under the "Agreements Providing for Severance or Change of Control Benefits" section.

James L. Dawson

We entered into an offer letter agreement with James L. Dawson, our Executive Vice President of Worldwide Sales, dated April 1, 2008. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Dawson's current annual base salary is $310,000, and he is eligible to earn short-term cash incentive compensation with a target of $310,000. In August 2010, Mr. Dawson entered into an involuntary termination severance agreement providing severance and change of control benefits to Mr. Dawson, as described below under the "Agreements Providing for Severance or Change of Control Benefits" section.

Richard W. Boberg

We entered into an offer letter agreement with Richard W. Boberg, our Executive Vice President, Corporate Business Development, dated August 4, 2011, in connection with the company's acquisition of IO Turbine, Inc. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Boberg's current annual base salary is $280,000, and he is eligible to earn short-term cash incentive compensation with a target of 50 percent of his base salary. The offer letter agreement provides for certain change of control severance benefits to Mr. Boberg, as described below under the "Agreements Providing for Severance or Change of Control Benefits" section. In connection with the acquisition of IO Turbine, Inc. and the same of his substantial equity interests in connection therewith, Mr. Boberg also entered into a Non-Competition Agreement, dated August 4, 2011, in which he agreed not to directly or indirectly compete with the company or IO Turbine in a territory in which either conducts business, or solicit any customers or employees of IO Turbine, in each case, through August 11, 2015.

Agreements Providing for Severance or Change of Control Benefits

We have entered into agreements with each of our NEOs that may provide for benefits under the circumstances described below, if the NEO's employment is terminated under certain conditions, and enhanced benefits, if the termination occurs in connection with a change of control.

David A. Flynn

Under the terms of Mr. Flynn's April 2010 second amended and restated employment agreement, if Mr. Flynn's employment is terminated without cause or he resigns for good reason, he will be eligible to receive the following benefits if he timely signs a release of claims:

- continued payment of base salary for a period of 12 months (18 months, if his termination occurs on or following a change of control);
- an amount equal to 150% of his target annual bonus and payable over a period of 18 months following his termination, but only if his termination occurs on or following a change of control;
- accelerated vesting of outstanding equity awards equal to the lesser of (x) the remaining vesting schedule or (y) 12 months (100% accelerated vesting, if his termination occurs on or following a change of control); and
- payment by us for up to 18 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

In addition, if Mr. Flynn's employment terminates as a result of death or disability, he will be eligible to receive 100% accelerated vesting of his outstanding equity awards.

Dennis P. Wolf, Lance L. Smith, James L. Dawson

Messrs. Wolf, Smith and Dawson each entered into involuntary termination severance agreements in August 2010, which provide for the severance and change of control benefits described below.

If, prior to the three-month period before a change of control, his employment is terminated without cause or he resigns for good reason, he will be eligible to receive the following benefits if he timely signs a release of claims:

- continued payment of base salary for a period of 12 months (except that if a change of control occurs while he is receiving this benefit, he will be entitled to receive a lump sum payment equal to the remaining unpaid amount on the date of the change of control in lieu of the continuing payments); and
- payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

If, within the period commencing three months before change of control and ending 12 months after a change of control, his employment is terminated without cause or he resigns for good reason, he will be entitled to the following benefits if he timely signs a release of claims:

- a lump sum payment equal to (x) one times his annual base salary (for the year of the change of control or his termination, whichever is greater), plus (y) one times his target annual bonus (for the year of the change of control or his termination, whichever is greater);

- 100% accelerated vesting of all outstanding equity awards; and

- payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents.

In addition, in the event any of the amounts provide for under these agreements or otherwise payable to Messrs. Wolf, Smith or Dawson would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the NEO would be entitled to receive either full payment of benefits under this agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the NEO. The agreements do not require us to provide any tax gross-up payments.

For purposes of the agreements above, the terms shall have the following meanings:

- "*Cause*" means any of the following occurring during the named executive officer's employment by or service to us (except with respect to clause (v) below): (i) personal dishonesty by the named executive officer involving company business or participation in a fraud against us, or breach of the named executive officer's fiduciary duty to the company; (ii) indictment or conviction of a felony or other crime involving moral turpitude or dishonesty; (iii) the named executive officer's willful refusal to comply with the lawful requests made of the named executive officer by our board of directors reasonably related to his employment by us and the performance of his employment duties (but which shall not include a request to waive or amend any portion of his agreement or terminate his agreement or to consent to an action that would result in the named executive officer's loss of a right under his agreement); (iv) material violation of our policies, after written notice to the named executive officer and an opportunity to be heard by our board of directors and his failure to fully cure such violations within a reasonable period of time of not less than 30 days after such hearing; (v) threats or acts of violence in the workplace; (vi) unlawful harassment in the course of any business activity of any of our employees, independent contractors, vendors or suppliers; (vii) theft or unauthorized conversion by or transfer of any company asset or business opportunity to the named executive officer or any third party; and (viii) a material breach by the named executive officer of any material provision of his agreement or any other agreement with us after written notice to the named executive officer and an opportunity to be heard by our board of directors and his failure to fully cure such breach within a reasonable period of time of not less than 30 days after such hearing.

- "*Change of Control*" means the occurrence of any of the following events (i) any person or group of persons acquiring ownership of more than 50% of the total voting power of our stock; (ii) certain changes in the majority of our board of directors; (iii) the sale of all or substantially all of our assets.

- "*Disability*" means that the named executive officer has been unable to perform his employment duties as the result of named executive officer's incapacity due to physical or mental illness, and such inability, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by us or our insurers and acceptable to the named executive officer or the named executive officer's legal representative (such agreement as to acceptability not to be unreasonably withheld).

- "*Good Reason*" (applies to all named executive officers, except Mr. Wolf) means the named executive officer's resignation within 90 days following the expiration of any company cure period (discussed below) following the occurrence of one or more of the following, without the named executive officer's express written consent: (i) prior to a change of control a material reduction of the named executive officer's duties, authority, or responsibilities, relative to the named executive officer's title, duties, authority, or responsibilities as in effect immediately prior to such reduction; or following a change of control, (A) the removal of the named executive officer from the position held by the named executive officer immediately prior to the change of control, provided that continued employment following the change of control with substantially the same responsibility with respect to our business and operations shall not constitute "Good Reason" (*for example*, the named executive officer shall not have been removed from his position if he is employed by us, the acquiring company or one of our affiliates and the named executive officer has substantially the same responsibilities with respect to our business as he had immediately prior to the change of control whether the named executive officer's title is revised to reflect his placement within the overall corporate hierarchy and whether the named executive officer provides services to a subsidiary, affiliate, business unit or otherwise), or (B) a material reduction in the named executive officer's responsibilities, authority or status as such (which for this purpose shall include a material reduction in the resources (financial, personnel and other) allocated to our business and under the named executive officer's direction, including reallocation of key personnel engaged in our business to other businesses of the acquiring company); (ii) a material reduction of the named executive officer's base compensation (base salary or bonus or benefits) in effect immediately prior to such reduction, other than reductions implemented as part of an overall company-wide reduction program that is applied similarly to all executive officers and is no more than 20%; (iii) a material change in the geographic location at which the named executive officer must perform services (in other words, the named executive officer's relocation to a facility or an office location more than a 50-mile radius from the named executive officer's then current location); or (iv) a material breach by us of a material provision of his agreement. Notwithstanding the foregoing, the named executive officer agrees not to resign for Good Reason without first providing us with written notice of the acts or omissions constituting the grounds for Good Reason within 90 days of the initial existence of the grounds for Good Reason and a reasonable cure period of 30 days following the date of such notice.

- "*Good Reason*" (Mr. Wolf only) means Mr. Wolf's resignation within 90 days following the expiration of any company cure period (discussed below) following the occurrence of one or more of the following, without Mr. Wolf's express written consent: (i) prior to a change of control, a material reduction of Mr. Wolf's duties, authority, or responsibilities, relative to Mr. Wolf's title, duties, authority, or responsibilities as in effect immediately prior to such reduction; or (ii) following a change of control, a change in Mr. Wolf's reporting position such that Mr. Wolf no longer reports directly to the chief executive officer of the parent corporation in a group of controlled corporations; provided, however, that in the event of change of control, Mr. Wolf agrees to continue his employment with the company or its successor to help ensure a smooth transition of his responsibilities on mutually agreeable terms for a period of up to six months following the change of control. If the company or its successor, or any parent corporation in a control group of corporations that includes the company or its successor, is a company whose securities are listed, admitted to trade, or quoted on a national securities exchange, then Mr. Wolf not serving as the Chief Financial Officer of the publicly traded company (other than as the result of his voluntary resignation not at the request of the company or its successor or its parent) shall be deemed to constitute a material change or reduction in Mr. Wolf's authority and responsibilities constituting grounds for a Good Reason termination; or (iii) a material reduction of Mr. Wolf's base compensation (in other words, a material reduction in Mr. Wolf's base salary or bonus or benefits) as in effect immediately prior to such reduction, other than reductions implemented as part of an overall company-wide reduction program that is applied similarly to all executive officers and is no more than 20%; or (iv) a material change in the geographic location at which Mr. Wolf must perform services (in other words, Mr. Wolf's relocation to a facility or an office location more than a 50 mile radius from Mr. Wolf's then current location); or (v) a material breach by the company of a material provision of this agreement. Notwithstanding the foregoing, Mr. Wolf agrees not to resign for Good Reason without first providing the company with the written notice of the acts or omissions constituting the grounds for Good Reason within 90 days of the initial existence of the grounds for Good Reason and a reasonable cure period of 30 days following the date of such notice.

Richard W. Boberg

Under the terms of Mr. Boberg's offer letter agreement dated August 4, 2011, if, within the 12 months after a change of control, his employment is terminated other than for Cause (as described above for Messrs. Smith and Dawson), death, or disability or he resigns for Good Reason (as described above for Messrs. Smith and Dawson), he will be entitled to the following benefits if he timely signs a release of claims:

- lump sum payment of base salary for a period of 12 months;
- lump sum payment equal to 100% of his target annual bonus;
- accelerated vesting of 100% of outstanding equity awards; and
- payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him, provided that such payments do not result in excise tax penalties for the company under applicable laws.

Potential Payments Upon Termination or Change of Control

The tables below provide an estimate of the value of the compensation and benefits due to each of our NEOs in the events described below, assuming that the termination of employment and/or change of control was effective on June 30, 2012, under the agreements described above. The actual amounts to be paid can only be determined at the time of the termination of employment or change of control, as applicable.

Termination without Cause or Resignation for Good Reason

	Salary Continuation ($)	Value of Accelerated Equity Awards ($)(1)	Continuation of Healthcare Coverage Premiums ($)	Total ($)
David A. Flynn	360,000	18,811,376(2)	26,029	19,197,405
Dennis P. Wolf	270,000	—	11,232	281,232
Lance L. Smith	300,000	—	11,232	311,232
James L. Dawson	255,000	—	17,353	272,353
Richard W. Boberg	—	—	—	—

(1) Amounts indicated in the table are calculated as the difference between the closing price of our common stock on the New York Stock Exchange as of June 29, 2012 ($20.89) and the exercise price of these options, multiplied by the number of accelerated shares.

(2) As of June 30, 2012, 1,085,862 shares of common stock subject to Mr. Flynn's options would have accelerated if he had been terminated without cause or resigned for good reason, which is 12 months of additional vesting based on the shares subject to the options granted to Mr. Flynn that were unvested as of June 30, 2012.

Termination without Cause or Resignation for Good Reason in connection with a Change of Control

	Salary Continuation ($)	Short-Term Incentive Compensation ($)	Value of Accelerated Equity Awards ($)(1)	Continuation of Healthcare Coverage Premiums ($)	Total ($)
David A. Flynn	540,000	540,000	36,653,663(2)	26,029	37,759,692
Dennis P. Wolf	270,000	189,000	9,866,321(3)	11,232	10,336,553
Lance L. Smith	300,000	210,000	11,704,956(4)	11,232	12,226,188
James L. Dawson	255,000	255,000	6,311,625(5)	17,353	6,838,978
Richard W. Boberg	210,000	105,000	1,857,225(6)	17,353	2,189,578

(1) Amounts indicated in the table are calculated as the difference between the closing price of our common stock on the New York Stock Exchange as of June 29, 2012 ($20.89) and the exercise price of these options, multiplied by the number of accelerated shares.

(2) As of June 30, 2012, 2,375,164 shares of common stock subject to Mr. Flynn's options would have accelerated if he had been terminated without cause or resigned for good reason on or following a change of control, which is 100% of the shares subject to the options granted to Mr. Flynn that were unvested as of June 30, 2012.

(3) As of June 30, 2012, 734,167 shares of common stock subject to Mr. Wolf's options would have accelerated if he had been terminated without cause or resigned for good reason within the period commencing three months before and ending twelve months after a change of control, which is 100% of the shares subject to the options granted to Mr. Wolf that were unvested as of June 30, 2012.

(4) As of June 30, 2012, 854,375 shares of common stock subject to Mr. Smith's options would have accelerated if he had been terminated without cause or resigned for good reason within the period commencing three months before and ending twelve months after a change of control, which is 100% of the shares subject to the options granted to Mr. Smith that were unvested as of June 30, 2012.

(5) As of June 30, 2012, 481,250 shares of common stock subject to Mr. Dawson's options would have accelerated if he had been terminated without cause or resigned for good reason within the period commencing three months before and ending twelve months after a change of control, which is 100% of the shares subject to the options granted to Mr. Dawson that were unvested as of June 30, 2012.

(6) As of June 30, 2012, 88,905 restricted stock units granted to Mr. Boberg would have accelerated if he had been terminated without cause or resigned for good reason within the 12 months following a change of control, which is 100% of the restricted stock units granted to Mr. Boberg that were unvested as of June 30, 2012.

RELATED PERSON TRANSACTIONS AND SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Other than compensation arrangements, we describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Compensation arrangements for our directors and NEOs are described elsewhere in this proxy statement.

Acquisition of IO Turbine, Inc.

On August 11, 2011, we acquired 100% of the stock of IO Turbine, Inc., a provider of caching solutions for virtual environments, based in San Jose, California. Immediately prior to the acquisition of IO Turbine, Lightspeed Venture Partners, a venture capital firm, through certain of its related funds (including Lightspeed Venture Partners VIII L.P. and Lightspeed Venture Partners VII, L.P.) owned over 10% of our outstanding capital stock and over 25% of IO Turbine's capital stock. Christopher J. Schaepe, a former member of our board of directors, is a founding managing director of Lightspeed. In connection with the acquisition, Lightspeed received 744,866 shares of our common stock, prior to adjusting for escrowed shares. Pursuant to the definitive agreement related to the acquisition, such shares of common stock were valued at $30.02 per share individually and approximately $22.3 million in the aggregate.

Investors Rights Agreement

We are party to an investors' rights agreement which provides, among other things, that holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Employment Arrangements and Indemnification Agreements

We have entered into employment and consulting arrangements with certain of our current and former executive officers. See "Executive Compensation — Employment Agreements and Offer Letters".

We have also entered into indemnification agreements with each of our directors and officers, as well as certain stockholders affiliated with our directors. The indemnification agreements and our certificate of incorporation and bylaws currently in effect require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Related Party Transactions

In accordance with the charter for the audit committee of the board of directors, our audit committee reviews and approves in advance in writing any proposed related person transactions.

For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

The individuals and entities that are considered "related persons" include:

- Directors, nominees for director and executive officers of Fusion-io;
- Any person known to be the beneficial owner of five percent or more of Fusion-io's common stock (a "*5% Stockholder*");
- Any immediate family member, as defined in Item 404(a) of Regulation S-K, of a director, nominee for director, executive officer and 5% Stockholder; and
- Any firm, corporation or other entity in which any of the foregoing persons is employed or in which such person has a 5% or greater beneficial ownership interest.

In accordance with our Related Person Transactions Policy and Procedures, the audit committee must review and approve all transactions in which (i) Fusion-io or one of its subsidiaries is a participant, (ii) the amount involved exceeds $120,000 and (iii) a related person has a direct or indirect material interest, other than transactions available to all our employees generally.

In assessing a related party transaction brought before it for approval the audit committee considers, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. The audit committee may then approve or disapprove the transaction in its discretion. Additionally the following transactions do not require audit committee approval: (1) compensation arrangements for named executive officers and directors do not need to be approved by the audit committee if such arrangements are required to be publicly disclosed in the company's SEC filings; (2) compensation arrangements of executive officers who are not named executive officers if approved by the compensation committee; (3) any transaction with another company at which a related person's only relationship is as an employee (excluding as an executive officer or a director) or beneficial owner of less than 5% of that company's shares; and (4) any transaction where the related person's interest arises solely from the ownership of the company's common stock and all holders of the company's common stock received the same benefit on a *pro rata* basis.

Any material related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act, Fusion-io officers and directors and persons who beneficially own more than 10% of a registered class of Fusion-io's equity securities are required to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) with the SEC. Such persons are required by the rules of the SEC to furnish Fusion-io with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to Fusion-io and/or written representations that no additional forms were required, Fusion-io is not aware that any of its directors, officers or persons who beneficially owned more than 10% of a registered class of Fusion-io's equity securities failed to comply with the reporting requirements applicable to them pursuant to Section 16(a) with respect to transactions during the fiscal year ended June 30, 2012, except with respect one late Form 4 filing by Richard W. Boberg on August 18, 2011 reporting three transactions that occurred on August 11, 2011, one late filing by H. Raymond Bingham on February 23, 2012 reporting one late transaction that occurred on February 17, 2012, and one late filing by Lance L. Smith on March 20, 2012, reporting five late transactions that occurred on March 15, 2012.

Our Insider Trading Policy permits directors, officers and other employees covered under the policy to establish, subject to certain conditions and limitations set forth in the policy, written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act, which permit automatic trading of common stock of Fusion-io, Inc. or trading of common stock by an independent person (such as a stockbroker) who is not aware of material nonpublic information at the time of the trade. We are aware that certain of our directors and officers have entered into written trading plans, and we believe our directors and officers may establish such plans in the future.

SECURITY OWNERSHIP

The following table sets forth information, as of September 13, 2012, concerning:

- Each person who we know beneficially owns more than five percent of our common stock;
- Each of our directors and nominees for the board of directors;
- Each of our NEOs; and
- All of our directors and executive officers as a group.

Unless otherwise noted below, the address of each person listed on the table is c/o Fusion-io, Inc., 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 95,033,241 shares of common stock outstanding at September 13, 2012. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 13, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an asterisk ("*").

The information provided in the table is based on our records, information filed with the SEC, and information provided to Fusion-io, except where otherwise noted.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Shares Beneficially Owned (%)
5% Stockholders:		
New Enterprise Associates 12, Limited Partnership[1]	9,038,379	9.51
Fidelity Management & Research Company[2]	13,992,363	14.72
Directors and Named Executive Officers:		
David A. Flynn[3]	6,628,368	6.81
Dennis P. Wolf[4]	109,881	*
James L. Dawson[5]	537,374	*
Lance L. Smith[6]	131,875	*
Rick C. White[7]	4,589,892	4.75
Richard W. Boberg[8]	258,132	*
Forest Baskett[9]	9,059,212	9.53
H. Raymond Bingham[10]	36,666	*
Dana L. Evan[11]	60,166	*
Shane V. Robison	—	*
Scott D. Sandell[12]	9,059,212	9.53
All directors and executive officers as a group (13 persons)	21,508,038	21.52

* Less than one percent.

(1) Consists of 9,038,379 shares held of record by New Enterprise Associates 12, Limited Partnership ("NEA 12"). The shares directly held by NEA 12 are indirectly owned by NEA Partners 12, Limited Partnership ("NEA Partners 12"), the sole general partner of NEA 12, NEA 12 GP, LLC ("NEA 12 LLC"), the sole general partner of NEA Partners 12 and each of the individual Managers of NEA 12 LLC. The individual Managers (collectively, the "Managers") of NEA 12 LLC are M. James Barrett, Peter J. Barris, Forest Baskett (a member of our board of directors), Ryan D. Drant, Patrick J. Kerins, Krishna "Kittu" Kolluri, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry and Scott D. Sandell (a member of our board of directors). NEA 12, NEA Partners 12, NEA 12 LLC and the Managers share voting and dispositive power with regard to the shares directly held by NEA 12. The principal business address of New Enterprise Associates, Inc. is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(2) Consists of (i) 13,598,370 shares held by Fidelity Management & Research Company, (ii) 391,780 shares held by Pyramis Global Advisors Trust Company, (iii) 2,200 shares held by Pyramis Global Advisors LLC and (iv) 13 shares held by Strategic Advisers Incorporated. Our information for these holdings is taken solely from the Form 13F filed with the SEC by Fidelity Management & Research Company on August 28, 2012. The principal business address of Fidelity Management & Research Company is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) Mr. Flynn is the Chief Executive Officer, President and a Director of Fusion-io. Consists of (i) 3,939,697 shares held of record by Sandusky Investments, Ltd., which is controlled by Mr. Flynn and co-owned by Mr. Flynn and other affiliated persons, (ii) 407,647 shares held of record by Mr. Flynn, and (iii) 2,281,024 shares issuable pursuant to stock options exercisable within 60 days of September 13, 2012.

(4) Mr. Wolf is the Chief Financial Officer and an Executive Vice President of Fusion-io. Consists of (i) 2,340 shares held directly by Mr. Wolf and (ii) 107,541 shares issuable pursuant to stock options exercisable within 60 days of September 13, 2012.

(5) Mr. Dawson is the Executive Vice President, Worldwide Sales, of Fusion-io. Consists of (i) 20,000 held by the Dawson Family Trust and (ii) 517,374 shares issuable pursuant to stock options exercisable within 60 days of September 13, 2012.

(6) Mr. Smith is the Chief Operating Officer and an Executive Vice President of Fusion-io. Consists of 131,875 shares issuable pursuant to stock options exercisable within 60 days of September 13, 2012.

(7) Mr. White is the Chief Marketing Officer, an Executive Vice President and a Director of Fusion-io. Consists of (i) 2,896,472 shares held of record by West Coast VC, LLC, which is indirectly owned by Mr. White and his spouse, and (ii) 1,693,420 shares issuable pursuant to stock options exercisable within 60 days of September 13, 2012.

(8) Mr. Boberg is the Executive Vice President, Strategic Business Development and General Manager of Caching Solutions, of Fusion-io. Consists of (i) 156,957 shares held by the Boberg Family Trust and (ii) 101,175 shares held in trust for Mr. Boberg's son, Mr. Boberg does not act as trustee of these trusts nor does he have any voting or dispositive control of these shares.

(9) See footnote (1) above regarding Dr. Baskett's relationship with New Enterprise Associates, Inc. and its affiliated entities. In addition to the NEA shares, Dr. Baskett has 20,833 shares issuable pursuant to stock options exercisable within 60 days of September 13, 2012.

(10) Consists of (i) 5,000 shares held by Mr. Bingham and (ii) 31,666 shares issuable pursuant to stock options exercisable within 60 days of September 13, 2012.

(11) Consists of (i) 23,500 shares held by Ms. Evan, (ii) 1,000 held by her son, and (iii) 35,666 shares issuable pursuant to stock options exercisable within 60 days of September 13, 2012.

(12) See footnote (1) above regarding Mr. Sandell's relationship with New Enterprise Associates, Inc. and its affiliated entities. In addition to the NEA shares, Mr. Sandell has 20,833 shares issuable pursuant to stock options exercisable within 60 days of September 13, 2012.

OTHER MATTERS

We know of no other matters to be submitted at the 2012 annual meeting. If any other matters properly come before the 2012 annual meeting, it is the intention of the persons named in the proxy to vote the shares they represent as the board of directors may recommend. Discretionary authority with respect to such other matters is granted by a properly submitted proxy.

It is important that your shares be represented at the 2012 annual meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote as promptly as possible to ensure your vote is recorded.

THE BOARD OF DIRECTORS

Salt Lake City, Utah
September 24, 2012

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IMPORTANT INFORMATION CONCERNING
THE 2012 ANNUAL MEETING OF STOCKHOLDERS OF FUSION-IO, INC.

Check-in begins: 10:00 a.m. Mountain Time **Meeting begins:** 10:30 a.m. Mountain Time

- Fusion-io stockholders as of the close of business on September 13, 2012 are entitled to attend the 2012 annual meeting of Stockholders of Fusion-io, Inc. on November 6, 2012
- All Fusion-io stockholders and their proxies should be prepared to present photo identification for admission to the meeting
- If you are a street name holder (that is, you hold your shares through a broker, trustee or nominee), you will be asked to present proof of beneficial ownership of shares of Fusion-io common stock as of the record date – for example, a copy of your most recent brokerage statement prior to September 13, 2012, a copy of your voting instruction card, or other evidence of ownership
- Persons acting as proxies must bring a valid proxy from a record holder who owns shares of Fusion-io common stock as of the close of business on September 13, 2012

THANK YOU FOR YOUR INTEREST AND SUPPORT — YOUR VOTE IS IMPORTANT!

Directions to:

Fusion-io Corporate Headquarters
2855 E. Cottonwood Parkway, Suite 100
Salt Lake City, Utah 84121 U.S.A.
Telephone: 801.424.5500
www.fusionio.com

From Salt Lake International Airport (approximately 20 miles):

Exit the airport by taking I-80 East towards City Center, Ogden, Provo. Take I-215 towards Provo. Continue on I-215 for about 10 miles.

Take exit 6 for UT-190 East towards 3000 East. Turn right onto UT-190 East/South Cottonwood Canyon Road.

Take the first right onto South 3000 East. Turn right onto East Cottonwood Parkway.

Fusion-io's corporate headquarters are located in the first of four buildings in the Cottonwood Corporate Center.



Salt Lake International Airport
I-15
Salt Lake City
201
I-80
I-80
I-215
I-15
I-215
I-215
N
EXIT 6
UT 190
190
6200 S
EXIT 6
3000 E
I-215
East Cottonwood Parkway
FUSION-IO
2855 E. Cottonwood Parkway
Suite 100
Salt Lake City, UT 84121